U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File No.: 001-04192

MFC Bancorp Ltd.

(Translation of Registrant’s name into English)

Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE
MFC Bancorp Ltd. Rene Randall Corporate Vice President 1 (604) 683 8286 ex 2 rrandall@bmgmt.com

MFC BANCORP LTD. ANNOUNCES SHAREHOLDER MEETING TO APPROVE PREVIOUSLY ANNOUNCED PLAN OF ARRANGEMENT

NEW YORK (June 9, 2017) . . . MFC Bancorp Ltd. (“MFC” or the “Company”) (NYSE: MFCB) announced today that the Supreme Court of British Columbia (the “Court”) has issued an interim order authorizing, among other things, a special meeting (the “Meeting”) of the holders of all of the issued and outstanding common shares of the Company (the “MFC Shares”) to seek approval for a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), which was previously announced by the Company in its news release dated March 31, 2017. Pursuant to the Arrangement, among other things:

•	Share Consolidation/Split. The MFC Shares will be consolidated on a 100 for 1 basis, with any resulting fractional shares being eliminated and the registered holders (i.e. shareholders who hold their MFC Shares in registered form and not beneficially through a broker or other intermediary) of the same being paid therefor in cash based upon the weighted average price of the MFC Shares over the ten trading days immediately prior to the Arrangement becoming effective and, thereafter, such MFC Shares will be split on a 1 for 20 basis;

•	Share Capital. MFC’s stated shareholders’ capital will be reduced by an amount equal to its retained deficit; and

•	Share Exchange. Each MFC Share outstanding after the completion of the above consolidation and split, will be exchanged for: (i) a common share of US$0.001 par value (a “New MFC Share”) in the capital of MFC 2017 Ltd., a new wholly-owned subsidiary of MFC that was formed under the laws of the Cayman Islands (“New MFC”) for the purposes of the Arrangement; and (ii) US$0.0001 per share in cash.

Upon completion of the Arrangement, MFC shareholders will become shareholders of New MFC, which will be the public parent company of the MFC group. Upon or prior to the completion of the Arrangement, New MFC will be renamed “MFC Bancorp Ltd.”. The Company expects that upon completion of the Arrangement, the New MFC Shares will be listed on the New York Stock Exchange (“NYSE”) under the Company’s existing symbol “MFCB” without interruption.

The Meeting is currently scheduled to be held on July 10, 2017 at 10:00 a.m. (Vancouver time) at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, and the record date for determining registered shareholders entitled to receive notice of and attend and vote at the Meeting is May 17, 2017.

The Company believes that the benefits of the Arrangement are, among other things:

•	Stable and Reputable Jurisdiction. The board of directors of MFC chose the Cayman Islands as the jurisdiction for New MFC as it has enjoyed a long history of political and economic stability. The Cayman Islands is also recognized as a well-developed international business and financial center with a large number of public companies incorporated within such jurisdiction. The legal system of the Cayman Islands is generally based on the English common law system.

•	More Flexible Corporate Structure. The separation of the public parent company from its operating businesses will help facilitate any future strategic transactions, such as spin-offs and corporate reorganizations as well as provide additional options for future financing structures available to New MFC and MFC.

•	Additional Fiscal Flexibility. By being located in an international financial center, New MFC will have enhanced flexibility with respect to fiscal and tax planning. By completing the Arrangement, New MFC will be able to take advantage of the favourable treatment accorded to non-resident exempted companies under Cayman Islands law. Currently, the Cayman Islands has no corporate income, dividends or capital gains taxes and no withholding taxes on distributions to shareholders.

•	Reduced Compliance Expenses and Cash Proceeds for Odd Lot Interest Shareholders. MFC believes that by completing the Arrangement, it can achieve a reduction in ongoing administrative costs and allow registered holders of less than 100 MFC Shares to receive cash for their MFC Shares without incurring brokerage commissions or expenses.

•	Enhanced Global Exposure. MFC is a global company, with operations spanning internationally. The MFC Shares are not listed or traded on any Canadian markets and less than 1% of the MFC Shares are estimated to be held by Canadian shareholders. Accordingly, New MFC’s jurisdiction of incorporation of the Cayman Islands, a recognized international financial center, is more reflective of the international nature of MFC’s operations. Further, through the potential secondary listing of the New MFC Shares on an international stock exchange after completion of the Arrangement, New MFC may obtain additional global exposure and liquidity for the New MFC Shares.

Due to the administrative costs of issuing and mailing cash payments to registered MFC shareholders under the Arrangement, cash payments of less than US$10.00 under the Arrangement will not be made to such registered shareholders.

The Arrangement is being carried out pursuant to an amended and restated arrangement agreement (the “Arrangement Agreement”) dated June 7, 2017 among the Company, New MFC and MFC 2017 II Ltd., a wholly-owned subsidiary of New MFC, and is subject to customary conditions, including the receipt of requisite court and approval by at least 66 2/3% of the votes cast by shareholders present in person, or by proxy, and entitled to vote at the Meeting. If such conditions are satisfied, the Company currently anticipates that the Arrangement will be completed on or about July 14, 2017. If the Arrangement is approved by shareholders at the Meeting, the Company will attend a hearing before the Court, currently scheduled for July 12, 2017, to ask the Court to grant a final order in respect of the Arrangement.

Details regarding the terms of the Arrangement are set out in the Arrangement Agreement and management information circular to be sent to holders of MFC Shares in connection with the Meeting (the “Circular”), each of which will be available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Shareholders are urged to carefully review the Circular and accompanying materials as they contain important information regarding the Arrangement and its consequences for shareholders.

Shareholders are urged to consult their financial and tax advisors regarding the particular consequences of the Arrangement in their situation, including, without limitation, the specific implications of thereof and the applicability and effect of any federal, state, local and foreign tax laws.

About MFC

MFC is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and industries.

As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

Cautionary Statement and Forward-Looking Information

This press release includes forward-looking information and forward-looking statements (together, “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. Forward-looking information includes statements: regarding the Company’s beliefs and expectations regarding the completion and/or timing of the Arrangement; the expected benefits of the Arrangement; and the listing of the New MFC Shares on the NYSE. Users of forward-looking information are cautioned that actual results may vary from the forward-looking information disclosed in this press release. The material risk factors that could cause actual results to differ materially from the forward-looking information contained in this press release include: the risk that the Company will be unable to obtain all necessary Court, shareholder, regulatory or other approvals, including NYSE approval, for the Arrangement; no market may develop for trading the New MFC Shares; and other risks and uncertainties described under the heading “Risk Factors” and elsewhere in the Company’s 2016 Annual Report Form and other documents filed with Canadian securities regulators and the SEC.

Readers are cautioned that the assumptions used in the preparation of forward-looking information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. The material assumptions used to develop the forward-looking information include: that the Company will obtain all necessary consents and approvals, including any necessary Court, shareholder and/or regulatory approval for the Arrangement; that the Company will obtain NYSE approval for the listing of the New MFC Shares; and that other conditions under the Arrangement will be fulfilled or waived. The Company does not assume the obligation to update any forward-looking information, except as required by applicable law.

MANAGEMENT INFORMATION CIRCULAR

for the Special Meeting of Shareholders

of

MFC BANCORP LTD.

to be held on July 10, 2017

June 9, 2017

These materials are important and require your immediate attention. They require shareholders of MFC Bancorp Ltd. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares, please contact MFC Bancorp Ltd.

June 9, 2017

Dear Fellow Shareholder,

The Board of Directors of MFC Bancorp Ltd. (“MFC”) cordially invites you to attend a special meeting (the “Meeting”) of its shareholders (the “MFC Shareholders”) to be held at 10:00 a.m. (Vancouver time) on July 10, 2017 at 1000 – 925 West Georgia Street, Vancouver, British Columbia.

At the Meeting, you will be asked to consider and vote upon a resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), S.B.C., 2002, c.57, pursuant to which, among other things:

(a)	Share Consolidation/Split. The MFC common shares (“MFC Shares”) shall be consolidated on a 100 for 1 basis, with any resulting fractional shares being eliminated and the holders of the same being paid therefor in cash based upon the weighted average price of the MFC Shares over the ten trading days immediately prior to the Arrangement becoming effective and, thereafter, such MFC Shares will be split on a 1 for 20 basis; and

(b)	Share Capital. MFC’s stated shareholders’ capital shall be reduced by an amount equal to its retained deficit;

(c)	Share Exchange. Each MFC Share outstanding after the completion of the above Consolidation and split, will be exchanged on a one-for-one basis for: (i) a common share of US$0.001 par value each in the capital of New MFC; and (ii) US$0.0001 per share in cash. Upon or prior to the completion of the Arrangement, New MFC shall be renamed “MFC Bancorp Ltd.” and the MFC Shareholders will become shareholders of New MFC.

Please refer to the enclosed Management Information Circular (the “Circular”) for detailed information regarding the steps in the Arrangement. For the Arrangement to proceed, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by MFC Shareholders, present in person or by proxy and entitled to vote at the Meeting.

The Board of Directors has concluded that the terms of the Arrangement are fair and reasonable to, and in the best interests of MFC and the MFC Shareholders, as more particularly set out in the enclosed Circular. The Board of Directors has therefore approved the Arrangement and authorized the submission of the Arrangement to the MFC Shareholders and the Court for approval. The Board of Directors recommends that MFC Shareholders vote in favour of the Arrangement Resolution.

We are enclosing a Notice of Special Meeting, the Circular for the Meeting and a form of proxy. These documents are also available on SEDAR at www.sedar.com. The Circular and the appendices attached to it, which we urge you to read carefully in consultation with your tax, financial, legal or other professional advisors, describe the Arrangement and include certain other information to assist you in considering the Arrangement.

Your vote is important regardless of how many MFC Shares you own. The Board of Directors recommends that MFC Shareholders vote in favour of the Arrangement Resolution approving the Arrangement.

Completion of the Arrangement is subject to a number of conditions, some of which are beyond the control of MFC, including approval by the Supreme Court of British Columbia. Accordingly, the exact timing of implementation of the Arrangement is not currently known. MFC currently anticipates that closing will occur on or about July 14, 2017.

On behalf of the Board of Directors, I would like to thank all MFC Shareholders for their ongoing support.

Yours very truly,

/s/ Michael Smith

Michael Smith

Managing Director, President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 10, 2017

TO:	THE HOLDERS OF COMMON SHARES OF MFC BANCORP LTD. (“MFC”)

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the shareholders of MFC will be held at 1000 – 925 West Georgia Street, Vancouver, British Columbia, on July 10, 2017 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	to consider, pursuant to an interim order of the Supreme Court of British Columbia dated June 9, 2017 (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth at Schedule “A” to the accompanying Management Information Circular (the “Circular”), to approve an arrangement (the “Arrangement”) under Division 5, Part 9 of the Business Corporations Act, S.B.C., 2002, c.57 (the “BCBCA”) involving MFC, the shareholders of MFC, MFC 2017 Ltd. and MFC 2017 II Ltd., all as more particularly described in the accompanying Circular; and

2.	to transact such other business as may properly be put before the Meeting and any and all adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Special Meeting are the Circular and a form of proxy in respect of the shares relating to the Arrangement.

The Board of Directors of MFC has fixed the close of business (Vancouver time) on May 17, 2017 as the record date for determining shareholders who are entitled to receive notice of the Meeting and attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof. The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Special Meeting.

Copies of the Arrangement Resolution, the Arrangement Agreement between MFC, MFC 2017 Ltd. and MFC 2017 II Ltd., which includes the Plan of Arrangement, the Interim Order and the Notice of Application, as defined herein or in the Circular, are attached to the Circular as Schedules “A”, “B”, “C” and “D”, respectively. The foregoing documents are also available for inspection prior to the Meeting at Suite 1860, 400 Burrard Street, Vancouver, British Columbia, during regular business hours, and have been publicly filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Registered MFC shareholders (shareholders of record) at the close of business (Vancouver time) on May 17, 2017 will be entitled to vote at the Meeting. MFC shareholders who are unable to attend the Meeting in person are requested to sign, date and return the enclosed form of proxy in accordance with the instructions set forth on the form in the appropriate return envelope addressed to: Proxy Services c/o Computershare Investor Services, PO Box 30170, College Station, Texas, USA 77842-3170. Registered shareholders of MFC can also vote their proxies by telephone or the internet in accordance with the instructions provided in the form of proxy. In order to be valid for use at the Meeting, proxies must be received by 10:00 a.m. (Vancouver time) on July 6, 2017 or, if the Meeting is adjourned or postponed, 48 hours prior to the time to which the Meeting has been adjourned or postponed, excluding Saturdays, Sundays and holidays. The Chairman of the Meeting has the discretion to accept proxies received after this time.

Non-registered MFC shareholders who receive these materials through their broker or other intermediary should carefully follow the instructions provided by their broker or intermediary.

Registered MFC shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their shares in accordance with Sections 237 through 247 of the BCBCA and the provisions of the Interim Order, as applicable. An MFC shareholder’s right to dissent is more particularly described in the Circular and the text of Sections 237 through 247 of the BCBCA are set forth in Schedule “E” accompanying the Circular. Failure to strictly comply with the requirements set forth in such sections, as modified by the Interim Order, may result in the loss of any right to dissent.

The MFC Board of Directors unanimously recommends that shareholders vote IN FAVOUR of the Arrangement Resolution. In the absence of any instructions to the contrary, the common shares represented by proxies appointing the management designees named in the accompanying form of proxy will be voted in favour of the Arrangement Resolution.

DATED at Vancouver, British Columbia this 9th day of June, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael Smith

Michael Smith

Managing Director, President and Chief Executive Officer

NOTICE TO MFC SHAREHOLDERS IN THE UNITED STATES

MFC is a corporation existing under the laws of the Province of British Columbia and is a reporting issuer in the Provinces of British Columbia, Alberta and Québec. This solicitation is being conducted in accordance with the proxy solicitation rules under applicable Canadian corporate and securities laws. The proxy solicitation rules under the US Exchange Act are not applicable to MFC or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. This Circular may therefore not contain all of the disclosure required to be included in proxy statements prepared in accordance with the proxy solicitation rules under the US Exchange Act. MFC Shareholders should be aware that disclosure requirements under Canadian corporate and securities laws may be different from requirements under United States corporate and securities laws relating to United States corporations.

The enforcement by MFC Shareholders of civil liabilities under United States securities laws may be affected adversely by the fact that MFC is a corporation existing and governed under the laws of the Province of British Columbia and New MFC and MFC 2017 II are each companies existing and governed under the laws of the Cayman Islands, that some or all of the directors and officers of MFC, New MFC and MFC 2017 II are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult or impossible for United States MFC Shareholders to effect service of process within the United States upon MFC, New MFC or MFC 2017 II, their respective officers and directors or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, United States MFC Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

NOTICE RESPECTING FINANCIAL INFORMATION

Any financial statements of MFC incorporated by reference in this Circular have been prepared in accordance with IFRS, which differs from United States Generally Accepted Accounting Principles in certain material respects, and thus may not be comparable to financial statements of United States companies.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of MFC or New MFC, beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking information and statements are included throughout this document and include, but are not limited to, statements with respect to: the successful completion of the Arrangement; the financial condition, results of operations, developments, expectations, projects, goals, objectives and plans of MFC

II

and New MFC upon completion of the Arrangement; MFC’s and New MFC’s markets, business and other such matters.

All such forward-looking information and statements are based on certain assumptions and analyses made by MFC in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors MFC believes are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: the Arrangement is subject to the satisfaction or waiver of several conditions; MFC’s and New MFC’s future growth opportunities may be limited; an inability to manage MFC’s and New MFC’s future growth could adversely affect their business; exchange rate fluctuations may adversely affect their businesses; doing business internationally creates certain risks for MFC’s and New MFC’s business; significant transaction costs and/or unknown liabilities of MFC and New MFC; general economic and business conditions that affect MFC and New MFC following the completion of the proposed Arrangement; other factors beyond MFC’s or New MFC’s control; and any other risks described in the Corporation’s public filings with applicable Canadian securities regulators and the SEC, which are available on SEDAR at www.sedar.com and the SEC’s website at www.sec.gov.

Although management of MFC believes that the expectations reflected in such forward-looking information and statements are reasonable, management can give no assurance that such expectations will prove to be accurate. Accordingly, readers should not place undue reliance upon any of the forward-looking information and statements set out in this document. All of the forward-looking information and statements of MFC contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which MFC and New MFC are exposed are described in additional detail in the section of this Circular entitled “Information Concerning New MFC - Risk Factors”, as well as in the 2016 Annual Report and Management’s Discussion and Analysis (“MD&A”) for the interim period ended March 31, 2017 filed with Canadian securities regulators and the SEC. The forward-looking information and statements are made as of the date of this document, and none of MFC or New MFC assumes any obligation to update or revise them except as required pursuant to applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada and the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 1860 – 400 Burrard Street, Vancouver, British Columbia, Canada, telephone (604) 662-8873 and are also available electronically on SEDAR at www.sedar.com or on the SEC’s website at www.sec.gov.

The following documents of the Corporation, filed by the Corporation with applicable securities commissions or similar authorities in Canada and filed or furnished with the SEC, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the 2016 Annual Report;

(b)	the Corporation’s MD&A for the three months ended March 31, 2017; and

(c)	the Corporation’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2017.
III

Any documents of the type referred to above as well as any business acquisition reports and any material change reports (excluding confidential material change reports) subsequently filed by the Corporation with applicable Canadian securities regulatory authorities in Canada, after the date of this Circular and prior to the completion or withdrawal of the Arrangement, shall be deemed to be incorporated by reference in this Circular. Any statement contained in a document incorporated or deemed to be incorporated by reference hereto shall be deemed to be modified or superseded for the purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

REPORTING CURRENCIES

Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to Canadian dollars, and all references to “US$” refer to United States dollars. Any MFC financial statements included or incorporated by reference herein are reported in Canadian dollars.

The following table sets out exchange rates, based on the Bank of Canada daily noon exchange rate, referred to as the “Noon Rate”, for the translation of United States dollars to Canadian dollars in effect at the end of the following periods, the average exchange rates during these periods (based on daily Noon Rates) and the range of high and low exchange rates for these periods:

	Years Ended December 31,
	Three Months Ended March 31, 2017	2016	2015	2014	2013	2012
		($/US$)
End of period	1.3322	1.3427	1.3840	1.1601	1.0636	0.9949
High for period	1.3505	1.2544	1.1728	1.0614	0.9839	0.9710
Low for period	1.3004	1.4589	1.3990	1.1643	1.0697	1.0418
Average for period	1.3238	1.3248	1.2787	1.1045	1.0299	0.9996

On June 8, 2017, the Noon Rate for the translation of United States dollars to Canadian dollars was US$1.00 = $1.3503.

IV

GLOSSARY OF DEFINED TERMS

In this Circular, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, and words importing the singular number shall include the plural and vice-versa.

“1933 Act” means the United States Securities Act of 1933, as may be amended, superseded or replaced from time to time.

“2016 Annual Report” means MFC’s Annual Report on Form 20-F for the year ended December 31, 2016.

“Arrangement” means an arrangement under Sections 288 to 299 of the BCBCA on the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement and any amendment(s) or variation(s) thereto made in accordance with the terms of the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the amended and restated arrangement agreement dated June 7, 2017, between MFC, New MFC and MFC 2017 II, as it may be amended from time to time.

“Arrangement Resolution” means the special resolution of the MFC Shareholders to approve the Arrangement in the form set out in Schedule “A” attached to the Circular.

“BCBCA” means the Business Corporations Act, S.B.C., 2002, c.57 as amended, superseded or replaced from time to time, including the regulations promulgated thereunder.

“Board of Directors” means the board of directors of MFC.

“Business Day” means a day which is not a Saturday, Sunday or a day when commercial banks are not open for business in Vancouver, British Columbia or George Town, Cayman Islands.

“Cayman Law” means the Companies Law (Revised) of the Cayman Islands as amended, superseded or replaced from time to time, including any regulations promulgated thereunder.

“Circular” means, collectively, the Notice of Meeting and this management information circular of MFC, including all schedules hereto and any material incorporated by reference, sent to MFC Shareholders in connection with the Meeting.

“Consolidation” means the consolidation of the MFC Shares on a one hundred (100) for one (1) basis pursuant to the Plan of Arrangement.

“Court” means the Supreme Court of British Columbia.

“Demand for Payment” has the meaning ascribed thereto under the heading “The Arrangement - Dissent Rights” herein.

V

“Depositary” means Computershare Investor Services Inc. at its offices set out in the Letter(s) of Transmittal, or such other Person as may be determined by MFC, New MFC and MFC 2017 II and set out in the Letter(s) of Transmittal.

“Dissent Notice” means a written notice sent by a Registered Shareholder and received by the Corporation by no later than 9:00 a.m. (Vancouver time) on the date which is 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of the Meeting, and which notifies the Corporation of such shareholder’s exercise of the shareholder’s Dissent Rights and which otherwise complies with section 242 of the BCBCA and the Plan of Arrangement.

“Dissent Rights” means the rights of dissent granted in favour of holders of MFC Shares in accordance with Article 3 of the Plan of Arrangement.

“Dissenting Shareholder” means a holder of MFC Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or deemed to have withdrawn such exercise of Dissent Rights.

“Dissenting Shares” has the meaning ascribed thereto under the heading “The Arrangement - Dissent Rights” herein.

“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 3 of the Plan of Arrangement.

“Effective Date” means the date that is three Business Days after the last of the conditions precedent for the completion of the Arrangement have been satisfied or waived or such earlier or later date as is agreed to by the parties thereto.

“Effective Time” means 12:01 a.m. on the Effective Date.

“Exchange” means the New York Stock Exchange and any successor stock exchange thereto.

“Final Order” means the final order of the Court made in connection with the approval of the Arrangement.

“IFRS” means International Financial Reporting Standards as issued by the Accounting Standards Board from time to time.

“Interim Order” means the interim order of the Court in respect of the Arrangement dated June 9, 2017, a copy of which is attached at Schedule “C” to the Circular, as such order may be amended, varied or supplemented by the Court at any time prior to the Meeting.

“Intermediary” means an intermediary with which a Non-Registered Holder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans, and their nominees.

“Letter of Transmittal” means the letter(s) of transmittal pursuant to which MFC Shareholders are required to deliver to the Depositary or New MFC, as the case may be, certificates representing such MFC Shares in order to receive certificates representing the New MFC Shares issuable to them pursuant to the Arrangement.

VI

“Meeting” means the special meeting of the MFC Shareholders (including any adjournment(s) or postponement(s) of that meeting) to be held on July 10, 2017 in accordance with the Interim Order, to consider the Arrangement Resolution.

“Meeting Materials” means the Notice of Meeting, the Circular and the form of proxy.

“MFC” or the “Corporation” means MFC Bancorp Ltd., a corporation existing under the laws of the Province of British Columbia.

“MFC 2014 Incentive Plan” means the 2014 Equity Incentive Plan.

“MFC 2017 Board” means the board of directors of MFC 2017 II.

“MFC 2017 II” means MFC 2017 II Ltd., a company existing under the laws of the Cayman Islands.

“MFC 2017 II Shares” means the common shares with a par value of US$0.001 each in the capital of MFC 2017 II to be transferred to New MFC in exchange for the New MFC Shares pursuant to the Arrangement.

“MFC Incentive Plans” means, each of the MFC 2014 Incentive Plan, the 2008 Incentive Plan and the 1997 Stock Option Plan of MFC.

“MFC Options” means issued and outstanding options to purchase MFC Shares immediately prior to the Effective Time.

“MFC Shareholder” means a registered holder of MFC Shares, from time to time.

“MFC Shares” means the common shares in the capital of MFC.

“New MFC” means MFC 2017 Ltd., a company existing under the laws of the Cayman Islands.

“New MFC Board” means the board of directors of New MFC.

“New MFC Incentive Plan” or “Plan” means the incentive plan to be adopted by New MFC pursuant to the Plan of Arrangement, a form of which is attached as Schedule “G” herein, which is on substantially similar terms as the MFC 2014 Incentive Plan other than as described herein and therein.

“New MFC Options” means options entitling the holder to acquire New MFC Shares on full payment of the exercise price pursuant to the New MFC Incentive Plan, as more particularly described therein.

“New MFC Shares” means the common shares with a par value of US$0.001 each in the capital of New MFC to be delivered to MFC Shareholders in exchange for the MFC Shares pursuant to the Arrangement.

“NI 54-101” means Canadian National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“Non-Registered Holder” means a non-registered beneficial owner of MFC Shares whose shares are held through an Intermediary.

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“Notice of Application” means the notice of application of the Final Order attached as Schedule “D” hereto.

“Notice of Intention” has the meaning ascribed thereto under the heading “The Arrangement - Dissent Rights” herein.

“Notice of Meeting” means the notice to the MFC Shareholders which accompanies this Circular.

“Odd Lot Interest” means less than 100 MFC Shares immediately prior to the Effective Time.

“Odd Lot Purchase” means the payment in cash by New MFC pursuant to the Arrangement to MFC Shareholders who, following the Consolidation, hold fractional MFC Shares.

“Person” means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any governmental authority) or any other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement in substantially the form set out in Schedule “A” to the Arrangement Agreement which is attached at Schedule “B” to this Circular, as amended, modified or supplemented from time to time in accordance with the terms thereof.

“Record Date” means the close of business (Vancouver time) on May 17, 2017, the record date to receive notice of and to vote at the Meeting.

“Registered Shareholder” means the MFC Shareholders of record as of the Record Date.

“RESP” means a registered education savings plan.

“RRIF” means a registered retirement income fund.

“RRSP” means a registered retirement savings plan.

“SEC” means the US Securities and Exchange Commission.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1, as amended, including the regulations promulgated thereunder.

“US Exchange Act” means the United States Securities and Exchange Act of 1934, as may be amended, restated or replaced from time to time.

“US Holder” has the meaning ascribed thereto under the heading “Income Tax Considerations – Certain United States Federal Income Tax Considerations” herein.

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SUMMARY

The following is a summary of certain information contained elsewhere in this Circular, including the Schedules hereto and any documents incorporated by reference herein, and should be read together with the more detailed information contained or referred to elsewhere in the Circular, the Schedules hereto and any documents incorporated by reference herein.

The Meeting

The Meeting will be held at 1000 – 925 West Georgia Street, Vancouver, British Columbia, on July 10, 2017 at 10:00 a.m. (Vancouver time). The business to be transacted at the Meeting will be to consider and vote upon the Arrangement and transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

MFC Shareholders of record as of the close of business (Vancouver time) on May 17, 2017 will be entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Matter to be Considered at the Meeting

At the Meeting, you will be asked to consider and approve the Arrangement to effect a reorganization of MFC, pursuant to which, among other things:

•	Share Consolidation/Split. The MFC Shares shall be consolidated on a 100 for one basis, with any resulting fractional shares being eliminated and the holders of the same being paid therefor in cash based upon the weighted average price of the MFC Shares over the ten trading days immediately prior to the Arrangement becoming effective and, thereafter, such MFC Shares will be split on a one for 20 basis. This will reduce the number of share outstanding though each shareholder’s proportional ownership will not change and there will be cost savings from reduced administration expenses.

•	Share Capital. MFC’s stated shareholders’ capital shall be reduced by an amount equal to its retained deficit which, as of March 31, 2017, was $87.9 million and in large part resulted from MFC’s discontinued operations and impairments of assets. This reduction will not affect the value of MFC Shares.
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•	Share Exchange. Each MFC Share outstanding after the completion of the above Consolidation and split, will be exchanged on a one-for-one basis for: (i) a New MFC Share; and (ii) US$0.0001 per share in cash. Upon or prior to the completion of the Arrangement, New MFC shall be renamed “MFC Bancorp Ltd.” and the MFC Shareholders will become shareholders of New MFC.

Additionally, pursuant to the Arrangement, MFC Options will be exchanged for New MFC Options to purchase a number of New MFC Shares equal to one-fifth of the number of MFC Shares issuable on exercise of such MFC Options immediately prior to the Effective Time for an exercise price per New MFC Share equal to the exercise price per share of such MFC Option immediately prior to the Effective Time multiplied by five. The New MFC Options will be on the same terms and conditions of the MFC Options for which it is exchanged except that such New MFC Option will be governed by the terms and conditions of the New MFC Incentive Plan.

Please see “The Arrangement” for information regarding the transactions contemplated under the Arrangement.

The Arrangement is expected to affect shareholders of MFC uniformly, without any effect on any MFC Shareholder’s percentage ownership interests in MFC or proportionate voting power, other than for MFC Shareholders who hold an Odd Lot Interest. The New MFC Shares issued pursuant to the Arrangement will be fully paid and non-assessable. The New MFC Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other material respects to the MFC Shares.

The following diagrams illustrate the corporate structure of MFC prior to the Arrangement and New MFC following completion of the Arrangement:

Pre-Arrangement	Post-Arrangement

Following the Effective Date, the Corporation may carry out certain intercompany transfers of head office assets and liabilities from MFC to New MFC (such as senior management employment contracts).

At the Meeting, MFC Shareholders will be asked to consider, and if deemed advisable, to approve, with or without variation, the Arrangement Resolution, attached as Schedule “A” to this Circular.

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Background to the Arrangement

Through the Arrangement, management intends to position the assets of MFC for future development and increasing shareholder value. Additionally, management believes that the Arrangement will result in MFC being better positioned to develop its growth strategy and pursue strategic and financing transactions.

On June 5, 2017, New MFC and MFC 2017 II were incorporated under the laws of the Cayman Islands for the sole purpose of completing the Arrangement, and on June 7, 2017, MFC, New MFC and MFC 2017 II entered into the Arrangement Agreement pursuant to which the parties agreed to complete the Arrangement, in accordance with the Plan of Arrangement.

Benefits of the Arrangement

The Board of Directors believes that the Arrangement has various significant advantages for MFC and MFC Shareholders, including, among others:

•	Stable and Reputable Jurisdiction. The Board of Directors chose the Cayman Islands as the jurisdiction for New MFC as it has enjoyed a long history of political and economic stability. The Cayman Islands is also recognized as a well-developed international business and financial center with a large number of public companies incorporated within such jurisdiction. The legal system of the Cayman Islands is generally based on the English common law system.

•	More Flexible Corporate Structure. The separation of the public parent company from its operating businesses will help facilitate any future strategic transactions, such as spin-offs and corporate reorganizations as well as provide additional options for future financing structures available to New MFC and MFC.

•	Additional Fiscal Flexibility. By being located in an international financial center with advantageous tax laws, New MFC will have enhanced flexibility with respect to fiscal and tax planning. By completing the Arrangement, New MFC will be able to take advantage of the favourable treatment accorded to non-resident exempted companies under Cayman Islands law. Currently, the Cayman Islands has no corporate income, dividends or capital gains taxes and no withholding taxes on distributions to shareholders.

•	Reduced Compliance Expenses and Cash Proceeds for Odd Lot Interest Shareholders. MFC believes that by completing the Arrangement, it can achieve a reduction in ongoing administrative costs and allow holders of Odd Lot Interests to receive cash for their MFC Shares without incurring brokerage commissions or expenses.

•	Enhanced Global Exposure. MFC is a global company, with operations spanning internationally. The MFC Shares are not listed or traded on any Canadian markets and less than 1% of the MFC Shares are estimated to be held by Canadian shareholders. Accordingly, New MFC’s jurisdiction of incorporation of the Cayman Islands, a recognized international financial center, is more reflective of the international nature of MFC’s operations. Further, through the potential secondary listing of the New MFC Shares on an international stock exchange after completion of the Arrangement, New MFC may obtain additional global exposure and liquidity for the New MFC Shares.

•	Approval Thresholds. The Board of Directors considered the fact that the Arrangement Resolution must be approved by at least 66 2⁄3% of the votes cast by the MFC Shareholders present in person or by proxy at the Meeting. The Board of Directors also considered the fact that the
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Arrangement must also be approved by the Court, which will consider the substantive and procedural fairness of the Arrangement to all MFC Shareholders.

•	Dissent Rights. Any Registered Shareholder who opposes the Arrangement may, on strict compliance with certain conditions, exercise its Dissent Rights and receive the fair value of its Dissenting Shares.

Approval and Recommendation of the Board of Directors

The Board of Directors has determined that the Arrangement is fair to MFC and the MFC Shareholders and unanimously recommends that the MFC Shareholders vote in favour of the Arrangement Resolution at the Meeting.

Required Shareholder Approvals

Subject to any further order(s) of the Court, the Arrangement must be approved by at least 66 2/3% of the votes cast by the MFC Shareholders, present in person or by proxy and entitled to vote at the Meeting. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to, or approval of, the MFC Shareholders and subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement or to decide not to proceed with the Arrangement at any time prior to the Effective Time.

Required Court Approvals

The Arrangement requires approval by the Court under the BCBCA. Prior to the mailing of this Circular, MFC obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters related to the Meeting. A copy of the Interim Order is attached at Schedule “C” to this Circular. Following approval of the Arrangement Resolution by the MFC Shareholders at the Meeting, MFC will make an application to the Court for the Final Order at 10:00 a.m. (Vancouver time) on July 12, 2017. In deciding whether to grant the Final Order, the Court will consider, among other things, the fairness of the Arrangement to the MFC Shareholders. See “The Arrangement - Required Court Approvals”.

The Arrangement

Pursuant to the Plan of Arrangement, commencing at the Effective Time, the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(i)	each MFC Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights shall be directly transferred and assigned by such Dissenting Shareholder to MFC 2017 II, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever;

(ii)	MFC will consolidate all of the issued and outstanding MFC Shares on a 100 for one basis such that each holder of MFC Shares (which shall not include, for greater certainty, Dissenting Shareholders in (i) above) shall receive one MFC Share for each 100 MFC Shares held immediately prior to the Consolidation;

(iii)	any fractional interest in a MFC Share held by an MFC Shareholder after the Consolidation shall be eliminated and cancelled, and each such MFC Shareholder shall be removed from the register of holders of MFC Shares with respect to such cancelled MFC Shares, and shall be entitled to receive a cash payment from MFC therefor equal to the volume weighted average price of the
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MFC Shares on the Exchange for the ten trading days immediately prior to the Effective Date multiplied by 100 in order to give effect to the Consolidation under Section (ii) above;

(iv)	MFC will subdivide the MFC Shares on a one for 20 basis such that each holder of MFC Shares shall receive 20 MFC Shares for each one MFC Share held immediately prior to such subdivision;

(v)	New MFC will issue to MFC 2017 II such number of fully-paid and non-assessable New MFC Shares equal to the number of MFC Shares outstanding immediately after the completion of the transaction contemplated in (iv) above, in exchange for an equal number of MFC 2017 II Shares;

(vi)	the MFC stated capital shall be reduced by an amount equal to the retained deficit of MFC as at the balance sheet date of the last financial statements prepared by MFC without any repayment of capital in respect thereof;

(vii)	each outstanding MFC Share (except MFC Shares transferred pursuant to (i) above or cancelled pursuant to (iii) above) shall be transferred by the MFC Shareholder to MFC 2017 II, without any further act or formality and free and clear of all liens, claims and encumbrances, in exchange for: (i) one fully paid and non-assessable New MFC Share; and (ii) US$0.0001 in cash, and the name of each such holder of MFC Shares will be removed from the register of holders of MFC Shares and added to the register of holders of New MFC Shares;

(viii)	New MFC will adopt the New MFC Incentive Plan, which shall be substantially the same as the MFC 2014 Incentive Plan;

(ix)	in accordance with the terms of the MFC Options, each MFC Option will be exchanged by the holder thereof without any further act or formality and free and clear of all liens, claims and encumbrances, for New MFC Options to purchase a number of New MFC Shares equal to one-fifth of the number of MFC Shares issuable on exercise of such MFC Options immediately prior to the Effective Time for an exercise price per New MFC Share equal to the exercise price per share of such MFC Option immediately prior to the Effective Time multiplied by five. The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the New MFC Options will be the same as the terms and conditions of the MFC Option for which it is exchanged except that such New MFC Option will be governed by the terms and conditions of the New MFC Incentive Plan and, in the event of any inconsistency or conflict the New MFC Incentive Plan will govern; and

(x)	each of the MFC Incentive Plans will be cancelled,

provided that each of the foregoing steps (i) to (x) shall be conditional upon the occurrence of the others and none of the foregoing steps (i) to (x) will occur or will be deemed to occur unless all of the foregoing steps occur.

Immediately following the completion of the Arrangement, MFC will surrender to New MFC for cancellation the initial New MFC Share that was issued to it upon incorporation of New MFC.

Concurrent with the completion of the Arrangement, New MFC shall become a “reporting issuer” in each jurisdiction in which MFC is currently a reporting issuer, and the New MFC Shares are expected to be listed for trading on the Exchange. Concurrent with the listing of the New MFC Shares, the MFC Shares are expected to be delisted from trading on the Exchange, and following completion of the Arrangement, New MFC and MFC intend to make all necessary applications with applicable securities regulatory authorities for MFC to cease to be a “reporting issuer” pursuant to applicable securities laws.

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Conditions to Closing

The Arrangement Agreement provides that the obligations of MFC, New MFC and MFC 2017 II to complete the Arrangement are subject to the satisfaction of, or mutual waiver by MFC, New MFC and MFC 2017 II, on or before the Effective Time, of a number of conditions, which are for the mutual benefit of MFC, New MFC and MFC 2017 II and which may be waived, in whole or in part, by MFC, New MFC or MFC 2017 II, including:

(i)	the Arrangement Resolution, without amendment or with amendments acceptable to New MFC, MFC 2017 II and MFC, will have been approved by the MFC Shareholders at the Meeting in accordance with the Interim Order;

(ii)	the Final Order shall have been obtained in form and substance satisfactory to MFC, New MFC and MFC 2017 II acting reasonably;

(iii)	all MFC Shareholder, regulatory and judicial approvals and orders necessary for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement will have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, including the approval of the Exchange, and all will be in full force and effect;

(iv)	the time period for the exercise of any Dissent Rights conferred upon the MFC Shareholders in respect of the Arrangement shall have expired and the MFC Shareholders shall not have exercised (and not abandoned) such Dissent Rights with respect to greater than 5% of the number of outstanding MFC Shares;

(v)	no preliminary or permanent injunction, order or decree of any court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Arrangement or the transactions contemplated therein or in the Plan of Arrangement and remain in effect and no such action, proceeding or order shall, to the best of the knowledge of MFC, New MFC or MFC 2017 II, be pending or threatened and no Person shall have filed any notice of appeal of the Final Order, and no Person shall have communicated to MFC, New MFC or MFC 2017 II any intention to appeal the Final Order which, in the reasonable opinion of MFC, New MFC or MFC 2017 II would make it inadvisable to proceed with the implementation of the Arrangement;

(vi)	there shall not exist any prohibition at law against the completion of the Arrangement;

(vii)	the Exchange will have conditionally approved the listing thereon, in substitution for the listing thereon of the MFC Shares, of the New MFC Shares to be issued pursuant to the Arrangement prior to the Effective Time, subject to compliance with the usual and customary requirements of the Exchange;

(viii)	each of the covenants and agreements agreed to be performed or caused to be performed by MFC, New MFC or MFC 2017 II pursuant to the Arrangement Agreement, as applicable, will have been performed by the applicable party or parties at or prior to the Effective Time; and

(ix)	the Arrangement Agreement shall not have been terminated in accordance with its terms.
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Exchange of MFC Shares

To receive New MFC Shares or any cash consideration on completion of the Arrangement, or in the case of Odd Lot Interests, any cash which the holder of an Odd Lot Interest is entitled to, the Letter(s) of Transmittal, which will be sent to the MFC Shareholders after the Effective Time, must be completed and returned with the certificate(s) representing such MFC Shares to the Depositary, New MFC or MFC 2017 II, as the case may be, in accordance with the instructions set forth in the Letter(s) of Transmittal. Non-Registered Holders must contact their nominee to deposit their MFC Shares.

From and after the Effective Time, and subject to the terms of the Arrangement, certificates formerly representing MFC Shares (other than those representing Odd Lot Interests) exchanged pursuant to the Plan of Arrangement shall represent only the right to receive certificates representing New MFC Shares or any cash consideration under the Arrangement or, in the case of Odd Lot Interests, any cash to which the holders are entitled pursuant to the Arrangement.

Each such certificate formerly representing MFC Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature whatsoever, including the right of the holder to receive New MFC Shares or any cash consideration, or any dividends or other distributions which may have been declared thereon or otherwise. At the expiry of such period: (i) all remaining New MFC Shares will be returned to New MFC (or any successor thereof) for cancellation and, subject to the requirements of law with respect to unclaimed property, if applicable, any certificate which prior to the Effective Date represented issued and outstanding MFC Shares which has not been surrendered will cease to represent any claim or interest of any kind or nature against MFC, New MFC, MFC 2017 II or the Depositary; and (ii) any cash that has not been distributed to former MFC Shareholders will become the property of New MFC (or any successor thereof), subject to the requirements of law with respect to unclaimed property, if applicable, and any certificate which prior to the Effective Date represented issued and outstanding MFC Shares which has not been surrendered will cease to represent any claim or interest of any kind or nature against MFC, New MFC, MFC 2017 II or the Depositary.

Due to the administrative costs of effecting the exchange, if any person that was an MFC Shareholder immediately prior to the Effective Time would be entitled to a cash payment of less than US$10, such payment will not be made.

Odd Lot Interest Holdings in MFC Shares

If an MFC Shareholder immediately prior to the Effective Time is the holder of less than 100 MFC Shares, such holder is an Odd Lot Interest holder.  MFC Shareholders holding an Odd Lot Interest will not receive any New MFC Shares pursuant to the Arrangement.  An Odd Lot Interest holder will only be entitled to receive a cash payment therefor from MFC based on the volume weighted average price of the MFC Shares for the ten trading days immediately prior to the Effective Date.

The Odd Lot Purchase will only apply to Registered Shareholders. Holders of less than 100 MFC Shares immediately prior to the Effective Time who own such shares beneficially through an Intermediary and who would like to receive a cash payment for their Odd Lot Interest pursuant to the Plan of Arrangement, should contact their Intermediary to arrange to have their MFC Shares held beneficially through an Intermediary to be transferred to registered form. If a holder of 100 or more MFC Shares, immediately prior to the Effective Time, in the aggregate holds MFC Shares in both registered form and beneficially through an Intermediary, but holds less than 100 MFC Shares, immediately prior to the Effective Time, in registered form, the MFC Shares held in registered form will be eliminated as a result of the Consolidation. To avoid this, such MFC Shareholder should contact their Intermediary or the clearing

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agency to arrange to have the MFC Shares held in registered form transferred to beneficial ownership through an Intermediary.

Treatment of MFC Options

As at the Effective Time, MFC intends to cancel, with the consent of the holders thereof, all of the outstanding MFC Options, all of which are held by the directors and employees of MFC, without any compensation to such holders. The MFC Options will be exchanged for New MFC Options on a five for one basis, and each New MFC Option shall be exercisable at a price five times higher than the existing MFC Options in order to give effect to the Consolidation and subsequent subdivision of the MFC Shares. Each New MFC Option shall have substantially the same terms as each existing MFC Option.

New MFC Incentive Plan

Pursuant to the Arrangement, New MFC will adopt the New MFC Incentive Plan, and the MFC Incentive Plans will be cancelled. There are currently 200,000 MFC Options outstanding under the MFC Incentive Plans. Following the Arrangement, there will be 40,000 New MFC Options outstanding under the New MFC Incentive Plan. The New MFC Incentive Plan will be substantially on the same terms as the MFC 2014 Incentive Plan. The following summarizes certain of the material terms of the New MFC Incentive Plan, which is qualified in its entirety by reference to the full text of the New MFC Incentive Plan, attached hereto as Schedule “G”.

Purpose. The purpose of the New MFC Incentive Plan is to promote the long-term success of New MFC and the creation of shareholder value by encouraging the attraction and retention of employees and non-employee directors with exceptional qualifications, encouraging them to focus on the critical long-range objectives of New MFC and linking their interests directly to shareholder interests through increased share ownership. The New MFC Incentive Plan is intended to achieve this purpose by making a material portion of their incentive compensation dependent upon the achievement of strategic, financial and operative objectives critical to increasing shareholder value.

Eligibility. Awards granted under the New MFC Incentive Plan may be made only to employees, officers, non-employee directors or consultants to New MFC or any affiliates.

Shares Subject to the New MFC Incentive Plan. Subject to adjustment for changes in capitalization, the total number of New MFC Shares subject to all awards under the New MFC Incentive Plan will be equal to one-fifth of the number of the MFC Shares subject to the existing MFC Incentive Plans immediately prior to the Effective Time. In addition, the aggregate fair value of Awards (as defined in the New MFC Incentive Plan) granted to any one non-employee director cannot exceed $100,000 in any one year, and the aggregate number of securities issuable to all non-employee directors cannot exceed 1% of New MFC’s issued and outstanding shares.

Types of Awards. The New MFC Incentive Plan allows New MFC to grant New MFC Options, options, restricted share rights, restricted shares, performance shares, performance share units and share appreciation rights.

About New MFC

New MFC and MFC 2017 II were incorporated pursuant to the laws of the Cayman Islands on June 5, 2017. New MFC and MFC 2017 II have not carried on any active business since incorporation other than to participate in the Arrangement. As of the date hereof, the sole shareholder of New MFC is the Corporation and the sole shareholder of MFC 2017 II is New MFC.

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From and after the Effective Time, New MFC will act as a public holding corporation and, through its ownership of all of the outstanding shares of MFC 2017 II and the Corporation, New MFC will carry on the existing business of the Corporation after the Effective Time.

Michael J. Smith is currently the sole director of New MFC. Prior to the Effective Time, the New MFC Board will be reconstituted to comprise of the same people as the MFC Board of Directors, being Michael J. Smith, Gerardo Cortina, Indrajit Chatterjee, Shuming Zhao, Silke S. Stenger, Friedrich Hondl and Jochen Dümler.

See “Information Concerning New MFC”.

Exchange Listings

MFC has applied for the listing of the New MFC Shares on the Exchange in substitution of the MFC Shares, and is expecting to receive approval of same prior to the Effective Time. If the Arrangement is completed, the New MFC Shares will be listed on the Exchange upon completion of the Arrangement, and will commence trading at the opening of business on the first trading day after completion of the Arrangement. The New MFC Shares will continue to trade on the Exchange under the existing MFC Share symbol: “MFCB”.

Upon completion of the Arrangement, New MFC intends to seek a secondary listing of the New MFC Shares on an international stock exchange. A secondary listing on an international stock exchange could provide enhanced liquidity to shareholders and provide further exposure and financing alternatives to New MFC.

Certain Canadian Federal Income Tax Considerations

The Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement. Shareholders should carefully read the information under the heading “Income Tax Considerations - Certain Canadian Federal Income Tax Considerations” herein. Such MFC Shareholders should consult with their own tax advisors for advice regarding the income tax consequences to them of the Arrangement.

Certain United States Federal Income Tax Considerations

Holders of MFC Shares should be aware that the exchange of MFC Shares for new securities as described in the Circular may have material tax consequences in the United States and should carefully read the information under the heading “Income Tax Considerations – Certain United States Federal Income Tax Considerations”. MFC Shareholders who are resident in, or citizens of, the United States or who are otherwise United States taxpayers, should consult with their own tax advisors for advice regarding the income tax consequences to them of the Arrangement.

Canadian Securities Law Considerations

The New MFC Shares to be issued to the MFC Shareholders who participate in the Arrangement will be issued under exemptions from the requirements to provide a prospectus under applicable Canadian securities laws. The New MFC Shares may be resold in each of the provinces and territories of Canada without significant restriction, subject to certain conditions.

New MFC is not, as at the date hereof, a “reporting issuer” in any province or territory of Canada; however, upon completion of the Arrangement, New MFC will be a “reporting issuer” in British Columbia, Alberta and Québec, and has applied to list the New MFC Shares on the Exchange. Following

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completion of the Arrangement, New MFC and MFC intend to make all necessary applications with applicable securities regulatory authorities for MFC to cease to be a “reporting issuer” pursuant to applicable securities laws.

See “Certain Securities Law Matters - Canadian Securities Law Considerations”.

United States Securities Law Considerations

The New MFC Shares to be issued to MFC Shareholders pursuant to the Arrangement will not be registered under the 1933 Act, and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act, with respect to the New MFC Shares to be issued to MFC Shareholders pursuant to the Arrangement.

The Court will be advised before the hearing of the application for the Final Order of the effect of the Final Order, and will be advised that if the terms and conditions of the Arrangement are approved by the Court: (i) New MFC will rely on such Section 3(a)(10) exemption based on the Court’s approval of the Arrangement; and (ii) the New MFC Shares issued pursuant to the Arrangement will not require registration under the 1933 Act. New MFC Shares issued pursuant to the Arrangement to an MFC Shareholder who is not an “affiliate” of MFC or New MFC before the Arrangement and who will not be an “affiliate” of New MFC at the time of any resale of the New MFC Shares for purposes of United States federal securities laws, may be resold pursuant to general exemptions from registration under Section 4(1) of the 1933 Act. Any resale of such New MFC Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Any such affiliate (or former affiliate) should obtain the advice of its legal counsel with respect to the application of the 1933 Act to the offer or sale of such New MFC Shares by such person. For the purposes of the 1933 Act, an “affiliate” of MFC or New MFC is a person which directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, MFC or New MFC as the case may be.

See “Certain Securities Law Matters - United States Securities Law Considerations”.

Dissent Rights

If you are a registered MFC Shareholder, you are entitled to dissent from the Arrangement Resolution in the manner described herein, as modified or supplemented by the Plan of Arrangement, the Interim Order or any other order(s) of the Court. For a summary of the Dissent Rights, see “The Arrangement - Dissent Rights” herein. For a summary of certain Canadian federal income tax considerations relevant to a Dissenting Shareholder, see “Income Tax Considerations - Certain Canadian Federal Income Tax Considerations” herein. For a summary of United States federal income tax considerations relevant to a Dissenting Shareholder, see “Income Tax Considerations – Certain United States Federal Income Tax Considerations” herein.

Risk Factors

Risk factors related to the business of MFC as contained in the 2016 Annual Report will generally continue to apply to New MFC after the Effective Date and will not be affected by the Arrangement. If the Arrangement is completed, the business and operations of, and an investment in, securities of New MFC will be subject to these risk factors, and MFC Shareholders should carefully consider those risk factors as well as the additional risk factors relating to the Arrangement disclosed in this Circular. See “Information Concerning New MFC - Risk Factors”.

XVIII

MANAGEMENT INFORMATION CIRCULAR

June 9, 2017

This Circular is being furnished to MFC Shareholders in connection with the solicitation of proxies by the Board of Directors and management of the Corporation for use at the Meeting to be held at 1000 – 925 West Georgia Street, Vancouver, British Columbia, on July 10, 2017 at 10:00 a.m. (Vancouver time) and any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of Meeting which accompanies and is part of this Circular.

The Notice of Meeting, form of proxy and this Circular will be mailed to MFC Shareholders commencing on or about June 19, 2017. The information contained herein is given as of June 9, 2017, except as otherwise stated.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies by management of the Corporation will be conducted by mail and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Corporation. The Corporation does not reimburse MFC Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Corporation has requested brokers and nominees who hold stock in their respective names to furnish this Circular and related proxy materials to their customers, and the Corporation will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Record Date

The Board of Directors has set the close of business (Vancouver time) on May 17, 2017 as the Record Date for determining which MFC Shareholders shall be entitled to receive notice of and to vote at the

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Meeting. Only MFC Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting. Persons who acquire MFC Shares after the Record Date will not be entitled to vote such MFC Shares at the Meeting.

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A MFC Shareholder is entitled to one vote for each MFC Share that such MFC Shareholder holds on the Record Date on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Corporation.

A Registered Shareholder has the right to appoint a person or corporation (who need not be a MFC Shareholder) to attend and act for or on behalf of that MFC Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Registered Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by the Corporation, by mail or by hand, to the attention of Proxy Services c/o Computershare Investor Services, PO Box 30170, College Station, Texas, USA 77842-3170, by 10:00 a.m. (Vancouver time) on July 6, 2017 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment(s) or postponement(s) of the Meeting). MFC Shareholders may also provide their voting instructions by telephone by calling toll free 1-800-652-VOTE (8683) or through the Internet at www.envisionreports.com/MFCB. The time limit for the deposit of proxies may be waived by the Chair at his discretion without notice.

A proxy may not be valid unless it is dated and signed by the Registered Shareholder who is giving it or by that MFC Shareholder’s attorney-in-fact duly authorized by that MFC Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual MFC Shareholder or joint MFC Shareholders or by an officer or attorney-in-fact for a corporate MFC Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially-certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney-in-fact duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney-in-fact thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last Business Day preceding the date of the Meeting, or any adjournment or adjournments thereof, or with the Chair of the Meeting on the date of, but prior to the commencement of, the Meeting. A Registered Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked.

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Only Registered Shareholders have the right to revoke a form of proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the form of proxy on their behalf.

Voting of MFC Shares and Proxies and Exercise of Discretion by Designated Persons

A MFC Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the MFC Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the MFC Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the MFC Shares represented will be voted or withheld from the vote on that matter accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the MFC Shares represented by the form of proxy in favour of each matter identified in the form of proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the MFC Shares on any matter, the MFC Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most MFC Shareholders are “non-registered” Shareholders because the MFC Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the MFC Shares. More particularly, a person is not a Registered Shareholder in respect of MFC Shares which are held on behalf of that person but which are registered either: (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the MFC Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation) of which an Intermediary is a participant. In accordance with the requirements set out in NI 54-101, the Corporation has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of MFC Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.
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Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Corporation as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the MFC Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries in order to distribute proxy-related materials directly to NOBOs.

These shareholder materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding such securities on your behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at May 17, 2017, being the Record Date, there were a total of 62,692,272 MFC Shares issued and outstanding. Each MFC Share entitles the holder thereof to one vote at the Meeting. The following table sets forth, as of the date hereof, to the best of the Corporation’s knowledge and based solely upon publicly-available records and filings, the only persons or companies which beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the votes attached to the issued and outstanding MFC Shares as of the date hereof:

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Name	Amount Owned	Percent of Class
Peter Kellogg	20,662,400(1)	32.96%
Lloyd Miller, III	9,225,991(2)	14.72%

Notes:

(1)	Mr. Kellogg controls 13,405,000 MFC Shares through IAT Reinsurance Company Ltd. (“IAT”). In his public filings, Mr. Kellogg disclaims beneficial ownership of any shares owned by IAT. In addition, in his public filings, Mr. Kellogg disclaims beneficial ownership of 1,200,000 MFC Shares owned by his wife.
(2)	Mr. Miller controls such MFC Shares through a number of trusts and wholly-owned corporations. In his public filings, Mr. Miller discloses that he exercises sole dispositive and voting control over 8,568,304 of such MFC Shares and shared dispositive and voting control over 657,687 of such MFC Shares.

THE ARRANGEMENT

At the Meeting, MFC Shareholders will be asked to consider and, if deemed advisable, to approve the Arrangement Resolution which, if approved, will be used to effect a reorganization of MFC to give effect to the Arrangement comprising certain exchanges of securities and certain other corporate transactions.

Pursuant to the Arrangement, among other things:

•	Share Consolidation/Split. The MFC Shares shall be consolidated on a 100 for one basis, with any resulting fractional shares being eliminated and the holders of the same being paid therefor in cash based upon the weighted average price of the MFC Shares over the ten trading days immediately prior to the Arrangement becoming effective and, thereafter, such MFC Shares will be split on a one for 20 basis. This will reduce the number of share outstanding though each shareholder’s proportional ownership will not change and there will be cost savings from reduced administration expenses.

•	Share Capital. MFC’s stated shareholders’ capital shall be reduced by an amount equal to its retained deficit which, as of March 31, 2017, was $87.9 million and in large part resulted from MFC’s discontinued operations and impairments of assets. This reduction will not affect the value of MFC Shares.

•	Share Exchange. Each MFC Share outstanding after the completion of the above Consolidation and split, will be exchanged on a one-for-one basis for: (i) a New MFC Share; and (ii) US$0.0001 per share in cash. Upon or prior to the completion of the Arrangement, New MFC shall be renamed “MFC Bancorp Ltd.” and the MFC Shareholders will become shareholders of New MFC.

Please refer to the enclosed Circular for detailed information regarding the steps in the Arrangement.

Additionally, pursuant to the Arrangement, MFC Options will be exchanged for New MFC Options to purchase a number of New MFC Shares equal to one-fifth of the number of MFC Shares issuable on exercise of such MFC Options immediately prior to the Effective Time for an exercise price per New MFC Share equal to the exercise price per share of such MFC Option immediately prior to the Effective Time multiplied by five. The New MFC Options will be on the same terms and conditions of the MFC Options for which it is exchanged except that such New MFC Option will be governed by the terms and conditions of the New MFC Incentive Plan.

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The Arrangement is expected to affect shareholders of MFC uniformly, without any effect on any MFC Shareholder’s percentage ownership interests in MFC or proportionate voting power, other than for MFC Shareholders who hold an Odd Lot Interest. The New MFC Shares issued pursuant to the Arrangement will be fully paid and non-assessable. The New MFC Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other material respects to the MFC Shares.

The following diagrams illustrate the corporate structure of MFC prior to the Arrangement and New MFC following completion of the Arrangement:

Pre-Arrangement	Post-Arrangement

Following the Effective Date, the Corporation may carry out certain intercompany transfers of head office assets and liabilities from MFC to New MFC (such as senior management employment contracts).

Background to the Arrangement

Through the Arrangement, management intends to position the assets of MFC for future development and increasing shareholder value. Additionally, management believes that the Arrangement will result in MFC being better positioned to develop its growth strategy and to pursue strategic and financing transactions.

In the first quarter of 2017, management of the Corporation approached the Board of Directors to explore the pros and cons of the Arrangement. During this time, management consulted with the Corporation’s legal, tax and financial advisers regarding structuring such a transaction.

On March 31, 2017, MFC announced that it was pursuing the Arrangement. Subsequently, management worked with MFC’s advisors to develop and finalize the structure thereof and on June 7, 2017, management reported to the Board of Directors recommending that the Corporation proceed with the Arrangement. On June 7, 2017, the Board of Directors unanimously endorsed management’s plan and approved the execution of the Arrangement Agreement and authorized the Corporation to proceed with the Arrangement, subject to the receipt of all requisite approvals.

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On June 5, 2017, New MFC and MFC 2017 II were incorporated for the sole purpose of completing the Arrangement, and on June 7, 2017, MFC, New MFC and MFC 2017 II entered into the Arrangement Agreement pursuant to which the parties agreed to complete the Arrangement in accordance with the Plan of Arrangement.

The completion of the Arrangement is conditional upon, among other things, MFC Shareholder approval of the Arrangement and Court approval and the listing of the New MFC Shares (including those New MFC Shares underlying the New MFC Options) for trading on the Exchange. MFC has applied for the listing of the New MFC Shares on the Exchange in substitution of the MFC Shares, and is expecting to receive approval of same prior to the Meeting. On June 9, 2017, the Corporation obtained the Interim Order from the Court. Final approval is conditional on, among other things, approval by the MFC Shareholders and receipt of the Final Order.

Benefits of the Arrangement

The Board of Directors believes that the Arrangement has various significant advantages for MFC and MFC Shareholders, including, among others:

•	Stable and Reputable Jurisdiction. The Board of Directors chose the Cayman Islands as the jurisdiction for New MFC as it has enjoyed a long history of political and economic stability. The Cayman Islands is also recognized as a well-developed international business and financial center with a large number of public companies incorporated within such jurisdiction. The legal system of the Cayman Islands is generally based on the English common law system.

•	More Flexible Corporate Structure. The separation of the public parent company from its operating businesses will help facilitate any future strategic transactions, such as spin-offs and corporate reorganizations as well as provide additional options for future financing structures available to New MFC and MFC.

•	Additional Fiscal Flexibility. By being located in an international financial center with advantageous tax laws, New MFC will have enhanced flexibility with respect to fiscal and tax planning. By completing the Arrangement, New MFC will be able to take advantage of the favourable treatment accorded to non-resident exempted companies under Cayman Islands law. Currently, the Cayman Islands has no corporate income, dividends or capital gains taxes and no withholding taxes on distributions to shareholders.

•	Reduced Compliance Expenses and Cash Proceeds for Odd Lot Interest Shareholders. MFC believes that by completing the Arrangement, it can achieve a reduction in ongoing administrative costs and allow holders of Odd Lot Interests to receive cash for their MFC Shares without incurring brokerage commissions or expenses.

•	Enhanced Global Exposure. MFC is a global company, with operations spanning internationally. The MFC Shares are not listed or traded on any Canadian markets and less than 1% of the MFC Shares are estimated to be held by Canadian shareholders. Accordingly, New MFC’s jurisdiction of incorporation of the Cayman Islands, a recognized international financial center, is more reflective of the international nature of MFC’s operations. Further, through the potential secondary listing of the New MFC Shares on an international stock exchange after completion of the Arrangement, New MFC may obtain additional global exposure and liquidity for the New MFC Shares.
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•	Approval Thresholds. The Board of Directors considered the fact that the Arrangement Resolution must be approved by at least 66 2⁄3% of the votes cast by the MFC Shareholders present in person or by proxy at the Meeting. The Board of Directors also considered the fact that the Arrangement must also be approved by the Court, which will consider the substantive and procedural fairness of the Arrangement to all MFC Shareholders.

•	Dissent Rights. Any Registered Shareholder who opposes the Arrangement may, on strict compliance with certain conditions, exercise its Dissent Rights and receive the fair value of its Dissenting Shares.

Approval and Recommendation of the Board of Directors

The Board of Directors has determined that the Arrangement is fair to MFC and the MFC Shareholders and unanimously recommends that MFC Shareholders vote in favour of the Arrangement Resolution at the Meeting.

The Arrangement

The Arrangement will result in the exchange of MFC Shares for New MFC Shares. The Arrangement will be undertaken in accordance with the BCBCA and the Plan of Arrangement.

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement which is set out in Schedule “A” to the Arrangement Agreement, which is attached at Schedule “B” to this Circular.

Pursuant to the Plan of Arrangement, commencing at the Effective Time, the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(i)	each MFC Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights shall be directly transferred and assigned by such Dissenting Shareholder to MFC 2017 II, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever;

(ii)	MFC will consolidate all of the issued and outstanding MFC Shares on a 100 for one basis such that each holder of MFC Shares (which shall not include, for greater certainty, Dissenting Shareholders in (i) above) shall receive one MFC Share for each 100 MFC Shares held immediately prior to the Consolidation;

(iii)	any fractional interest in a MFC Share held by an MFC Shareholder after the Consolidation shall be eliminated and cancelled, and each such MFC Shareholder shall be removed from the register of holders of MFC Shares with respect to such cancelled MFC Shares, and shall be entitled to receive a cash payment from MFC therefor equal to the volume weighted average price of the MFC Shares on the Exchange for the ten trading days immediately prior to the Effective Date multiplied by 100 in order to give effect to the Consolidation under Section (ii) above;

(iv)	MFC will subdivide the MFC Shares on a one for 20 basis such that each holder of MFC Shares shall receive 20 MFC Shares for each one MFC Share held immediately prior to such subdivision;
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(v)	New MFC will issue to MFC 2017 II such number of fully-paid and non-assessable New MFC Shares equal to the number of MFC Shares outstanding immediately after the completion of the transaction contemplated in (iv) above, in exchange for an equal number of MFC 2017 II Shares;

(vi)	the MFC stated capital shall be reduced by an amount equal to the retained deficit of MFC as at the balance sheet date of the last financial statements prepared by MFC without any repayment of capital in respect thereof;

(vii)	each outstanding MFC Share (except MFC Shares transferred pursuant to (i) above or cancelled pursuant to (iii) above) shall be transferred by the MFC Shareholder to MFC 2017 II, without any further act or formality and free and clear of all liens, claims and encumbrances, in exchange for: (i) one fully paid and non-assessable New MFC Share; and (ii) US$0.0001 in cash, and the name of each such holder of MFC Shares will be removed from the register of holders of MFC Shares and added to the register of holders of New MFC Shares;

(viii)	New MFC will adopt the New MFC Incentive Plan, which shall be substantially the same as the MFC 2014 Incentive Plan;

(ix)	in accordance with the terms of the MFC Options, each MFC Option will be exchanged by the holder thereof without any further act or formality and free and clear of all liens, claims and encumbrances, for New MFC Options to purchase a number of New MFC Shares equal to one-fifth of the number of MFC Shares issuable on exercise of such MFC Options immediately prior to the Effective Time for an exercise price per New MFC Share equal to the exercise price per share of such MFC Option immediately prior to the Effective Time multiplied by five. The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the New MFC Options will be the same as the terms and conditions of the MFC Option for which it is exchanged except that such New MFC Option will be governed by the terms and conditions of the New MFC Incentive Plan and, in the event of any inconsistency or conflict the New MFC Incentive Plan will govern; and

(x)	each of the MFC Incentive Plans will be cancelled,

provided that each of the foregoing steps (i) to (x) shall be conditional upon the occurrence of the others and none of the foregoing steps (i) to (x) will occur or will be deemed to occur unless all of the foregoing steps occur.

Immediately following the completion of the Arrangement, MFC will surrender to New MFC for cancellation the initial New MFC Share that was issued to it upon incorporation of New MFC.

Exchange of MFC Shares

To receive New MFC Shares or any cash consideration on completion of the Arrangement, or in the case of Odd Lot Interests, any cash which the holder of an Odd Lot Interest is entitled to, the Letter(s) of Transmittal, which will be sent to the MFC Shareholders after the Effective Time, must be completed and returned with the certificate(s) representing such MFC Shares to the Depositary, New MFC or MFC 2017 II, as the case may be, in accordance with the instructions set forth in the Letter(s) of Transmittal. Non-Registered Holders must contact their nominee to deposit their MFC Shares.

The use of mail to transmit certificates representing MFC Shares and the Letter(s) of Transmittal is at the risk of each MFC Shareholder. MFC recommends that such certificates and documents be delivered by hand to the Depositary and a receipt thereof be obtained or that registered mail be used.

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No signature guarantee is required on the Letter(s) of Transmittal if the Letter(s) of Transmittal is signed by the MFC Shareholder of the MFC Shares deposited therewith, unless that MFC Shareholder has indicated that the New MFC Shares to be received are to be issued in the name of a Person other than the MFC Shareholder or if the New MFC Shares are to be sent to an address other than the address of the MFC Shareholder as shown on the register of MFC.

In all other cases, all signatures on the Letter(s) of Transmittal must be guaranteed by a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

From and after the Effective Time, and subject to the terms of the Arrangement, certificates formerly representing MFC Shares (other than those representing Odd Lot Interests) exchanged pursuant to the Plan of Arrangement shall represent only the right to receive certificates representing New MFC Shares or any cash consideration under the Arrangement or, in the case of Odd Lot Interests, any cash to which the holders are entitled pursuant to the Arrangement.

Each such certificate formerly representing MFC Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature whatsoever, including the right of the holder to receive New MFC Shares or any cash consideration, or any dividends or other distributions which may have been declared thereon or otherwise. At the expiry of such period: (i) all remaining New MFC Shares will be returned to New MFC (or any successor thereof) for cancellation and, subject to the requirements of law with respect to unclaimed property, if applicable, any certificate which prior to the Effective Date represented issued and outstanding MFC Shares which has not been surrendered will cease to represent any claim or interest of any kind or nature against MFC, New MFC, MFC 2017 II or the Depositary; and (ii) any cash that has not been distributed to former MFC Shareholders will become the property of New MFC (or any successor thereof), subject to the requirements of law with respect to unclaimed property, if applicable, and any certificate which prior to the Effective Date represented issued and outstanding MFC Shares which has not been surrendered will cease to represent any claim or interest of any kind or nature against MFC, New MFC, MFC 2017 II or the Depositary.

Due to the administrative costs of effecting the exchange, if any person that was an MFC Shareholder immediately prior to the Effective Time would be entitled to a cash payment of less than US$10, such payment will not be made.

Odd Lot Interest in MFC Shares

If an MFC Shareholder immediately prior to the Effective Time is the holder of less than 100 MFC Shares, such holder is an Odd Lot Interest holder.  MFC Shareholders holding an Odd Lot Interest will not receive any New MFC Shares pursuant to the Arrangement.  An Odd Lot Interest holder will only be entitled to receive a cash payment therefor from MFC based on the volume weighted average price of the MFC Shares for the ten trading days immediately prior to the Effective Date.

The Odd Lot Purchase will only apply to Registered Shareholders. Holders of less than 100 MFC Shares immediately prior to the Effective Time who own such shares beneficially through an Intermediary and who would like to receive a cash payment for their Odd Lot Interest pursuant to the Plan of Arrangement, should contact their Intermediary to arrange to have their MFC Shares held beneficially through an Intermediary to be transferred to registered form. If a holder of 100 or more MFC Shares, immediately

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prior to the Effective Time, in the aggregate holds MFC Shares in both registered form and beneficially through an Intermediary, but holds less than 100 MFC Shares, immediately prior to the Effective Time, in registered form, the MFC Shares held in registered form will be eliminated as a result of the Consolidation. To avoid this, such MFC Shareholder should contact their Intermediary or the clearing agency to arrange to have the MFC Shares held in registered form transferred to beneficial ownership through an Intermediary.

Treatment of MFC Options

MFC intends to cancel, with the consent of the holders thereof, all of the outstanding MFC Options as at the Effective Time, substantially all of which are held by the directors and employees of MFC, without any compensation to such holders. The MFC Options will be exchanged for New MFC Options on a five for one basis, and each New MFC Option shall be exercisable at a price five times higher than the existing MFC Options in order to give effect to the Consolidation and subsequent subdivision of the MFC Shares. Each New MFC Option shall have substantially the same terms as each existing MFC Option.

Illegality of Delivery of Securities

If MFC believes that it would be contrary to applicable laws to deliver New MFC Shares pursuant to the Arrangement to a MFC Shareholder, the New MFC Shares that otherwise would be distributed to that person will be delivered to the Depositary for sale by the Depositary on behalf of that person. The New MFC Shares so delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Time of the Arrangement, on such dates and at such prices as New MFC determines in its sole discretion, acting reasonably and in good faith, provided that no sales of any such New MFC Shares shall occur in any jurisdiction in which such sales are not permitted under applicable laws. The Depositary, MFC and New MFC shall not be obligated to seek or obtain a minimum price for any of the New MFC Shares so sold. Each such holder will receive a pro rata share of the cash proceeds from the sale of the New MFC Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of New MFC Shares and any amount withheld in respect of taxes) in lieu of the New MFC Shares that such holder would otherwise have received. None of the Depositary, MFC or New MFC will be liable for any loss arising out of any such sales.

THE ARRANGEMENT AGREEMENT

The following summarizes, among other things, the material terms of the Arrangement Agreement, a copy of which is attached to this Circular at Schedule “B”. MFC Shareholders are urged to read the Arrangement Agreement in its entirety for a complete description of the Arrangement.

Effective Date of the Arrangement

After obtaining the Final Order and subject to the satisfaction, waiver or release of the conditions set forth in the Arrangement Agreement, the Arrangement will become effective on the Effective Date.

Mutual Covenants of MFC, New MFC and MFC 2017 II

In the Arrangement Agreement, each of MFC, New MFC and MFC 2017 II have agreed to do and perform all such acts and things and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of the Arrangement Agreement, and will use its reasonable efforts to obtain all necessary consents and waivers required to give effect to the Arrangement.

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Conditions to Closing

The Arrangement Agreement provides that the obligations of MFC, New MFC and MFC 2017 II to complete the Arrangement are subject to the satisfaction of, or mutual waiver by, MFC, New MFC and MFC 2017 II, on or before the Effective Date, of each of the following conditions, which are for the mutual benefit of MFC, New MFC and MFC 2017 II and which may be waived, in whole or in part, by MFC, New MFC or MFC 2017 II:

(a)	the Arrangement Resolution, without amendment or with amendments acceptable to New MFC, MFC 2017 II and MFC, will have been approved by the MFC Shareholders at the Meeting in accordance with the Interim Order;

(b)	the Final Order shall have been obtained in form and substance satisfactory to MFC, New MFC and MFC 2017 II acting reasonably;

(c)	all MFC Shareholder, regulatory and judicial approvals and orders necessary for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement will have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, including the approval of the Exchange, and all will be in full force and effect;

(d)	the time period for the exercise of any Dissent Rights conferred upon the MFC Shareholders in respect of the Arrangement shall have expired and the MFC Shareholders shall not have exercised (and not abandoned) such Dissent Rights with respect to greater than 5% of the number of outstanding MFC Shares;

(e)	no preliminary or permanent injunction, order or decree of any court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Arrangement or the transactions contemplated therein or in the Plan of Arrangement and remain in effect and no such action, proceeding or order shall, to the best of the knowledge of MFC, New MFC or MFC 2017 II, be pending or threatened and no Person shall have filed any notice of appeal of the Final Order, and no Person shall have communicated to MFC, New MFC or MFC 2017 II any intention to appeal the Final Order which, in the reasonable opinion of MFC, New MFC or MFC 2017 II would make it inadvisable to proceed with the implementation of the Arrangement;

(f)	there shall not exist any prohibition at law against the completion of the Arrangement;

(g)	the Exchange will have approved the listing thereon, in substitution for the listing thereon of the MFC Shares, of the New MFC Shares to be issued pursuant to the Arrangement prior to the Effective Time, subject to compliance with the usual requirements of the Exchange;

(h)	each of the covenants and agreements agreed to be performed or caused to be performed by MFC, New MFC or MFC 2017 II pursuant to the Arrangement Agreement, as applicable, will have been performed by the applicable party or parties at or prior to the Effective Time; and

(i)	the Arrangement Agreement shall not have been terminated in accordance with its terms.
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Termination

The Arrangement Agreement may at any time before or after the holding of the Meeting but in either case prior to the Effective Time, be unilaterally terminated by direction of the Board of Directors, the New MFC Board or the MFC 2017 II Board in its sole and absolute discretion, at any time without notice to or the approval of the other parties to the Arrangement Agreement or the MFC Shareholders and without liability to any of them, and nothing expressed or implied herein or in the Plan of Arrangement will be construed as fettering the absolute discretion of the Board of Directors, the New MFC Board or the MFC 2017 II Board to terminate the Arrangement Agreement and discontinue efforts to effect the Arrangement for whatever reasons they may consider appropriate.

Required Shareholder Approvals

Subject to any further order(s) of the Court, the Arrangement Resolution, the text of which is attached to the Circular at Schedule “A”, must be approved by at least 66 2/3% of the votes cast by the MFC Shareholders, present in person or by proxy and entitled to vote at the Meeting. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to, or approval of, the MFC Shareholders and subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement or to decide not to proceed with the Arrangement at any time prior to the Effective Time.

Required Court Approvals

The Arrangement requires approval by the Court. Prior to the mailing of the Circular, MFC obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters related to the Meeting. A copy of the Interim Order is attached to this Circular at Schedule “C”. Following approval of the Arrangement Resolution by MFC Shareholders at the Meeting, MFC will make application to the Court for the Final Order at 10:00 a.m. (Vancouver time) on July 12, 2017. A copy of the Notice of Application for the Final Order is attached to this Circular at Schedule “D”. In deciding whether to grant the Final Order, the Court will consider, among other things, the fairness of the Arrangement to the MFC Shareholders.

At the hearing for the Final Order, MFC Shareholders or other interested persons are entitled to appear in person or by counsel and to make a submission regarding the Arrangement, subject to filing and serving an appearance and satisfying any other applicable requirements.

At the hearing for the Final Order, the Court may approve the Arrangement either as proposed, or make the Arrangement subject to such terms and conditions as the Court considers appropriate, or may dismiss the application. Depending upon the nature of any required amendments, MFC, New MFC or MFC 2017 II may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to each of them.

Dissent Rights

Section 238 of the BCBCA provides Registered Shareholders of a corporation with the right to dissent from certain resolutions, including a resolution to approve an arrangement, if the terms of the arrangement permit dissent. The Plan of Arrangement expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 238 of the BCBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with the relevant provisions of the BCBCA, as they may be modified by the Plan of Arrangement, the Interim Order and the Final Order, will be entitled,

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in the event the Arrangement becomes effective, and subject to the BCBCA, to be paid the fair value of the MFC Shares held by such Dissenting Shareholder, as more particularly described below and in the relevant provisions of Division 2, Part 8 of the BCBCA, attached as Schedule “E” to this Circular, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

Under the BCBCA, only a Registered Shareholder may exercise the Dissent Rights in respect of shares registered in that shareholder’s name. In many cases, shares beneficially owned by a Non-Registered Holder are registered either (i) in the name of an Intermediary, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise its Dissent Rights directly (unless the MFC Shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its MFC Shares and either: (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Holder’s behalf (which, if the MFC Shares are registered in the name of CDS Clearing and Depository Services Inc. or other clearing agency, would require that the MFC Shares first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to request that the MFC Shares be registered in the name of the Non-Registered Holder, in which case such holder would have to exercise the Dissent Rights directly (that is, the Intermediary would not be exercising the Dissent Rights on such holder’s behalf).

A Registered Shareholder who wishes to dissent must provide a written Dissent Notice to the Corporation at its office not later than 9:00 a.m. (Vancouver time) on the date that is at 48 hours (excluding Saturdays, Sundays and holidays) immediately preceding the date of the Meeting, and must not vote any of the MFC Shares it holds in favour of the Arrangement Resolution. It is important that Dissenting Shareholders strictly comply with this requirement.

If the Arrangement Resolution is passed at the Meeting, the Corporation must send to every Dissenting Shareholder a notice (a “Notice of Intention”) informing such Dissenting Shareholder that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, the Corporation intends to complete the Arrangement, and advising the Dissenting Shareholder that if the Dissenting Shareholder intends to proceed with its exercise of its Dissent Rights, it must deliver to the Corporation, within one month after the date of the Notice of Intention, a written statement (a “Demand for Payment”) that the Dissenting Shareholder requires MFC 2017 II to purchase all of the MFC Shares in respect of which it has dissented (the “Dissenting Shares”) in compliance with the relevant provisions of the BCBCA, attached as Schedule “E” hereto, as they may be modified by the Plan of Arrangement, the Interim Order, the Final Order or any order of the Court, together with the share certificates representing the Dissenting Shares.

Unless the Court orders otherwise, a Dissenting Shareholder who fails to make a Demand for Payment in accordance with the relevant provisions of the BCBCA, as they may be modified by the Plan of Arrangement, Interim Order and the Final Order, will cease to have the right to dissent with respect to the Dissenting Shares under the BCBCA.

A Dissenting Shareholder delivering such a Demand for Payment may not withdraw its dissent and upon delivery of the Demand for Payment and the certificates representing the Dissenting Shares, such Dissenting Shareholder will be deemed to have sold the Dissenting Shares to MFC 2017 II subject to the BCBCA and the Interim Order. MFC 2017 II will pay to each such Dissenting Shareholder the amount agreed between MFC 2017 II and the Dissenting Shareholder for its Dissenting Shares. If no such agreement between MFC 2017 II and a Dissenting Shareholder has been reached, either MFC 2017 II or the Dissenting Shareholder may apply to the Court and the Court may: (i) determine the fair value that the MFC Shares had immediately before the passing of the Arrangement Resolution, excluding any

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appreciation or depreciation in anticipation of the Arrangement Resolution, unless such exclusion would be inequitable, or order that the fair value of the MFC Shares be established by arbitration or by reference to the registrar, or a referee, of the Court; (ii) joinder the application of each Dissenting Shareholder who has complied with the Demand for Payment requirements, other than those who have entered into an agreement with MFC 2017 II; and (iii) make consequential orders and give directions it considers appropriate.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Date.

The foregoing is only a summary of the Dissenting Shareholder provisions of the BCBCA (as they may be modified by the Plan of Arrangement, the Interim Order and the Final Order), which are technical and complex. A complete copy of the relevant provisions of the BCBCA is attached as Schedule “E” to this Circular. It is recommended that any Registered Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the BCBCA (as they may be modified by the Plan of Arrangement, the Interim Order and the Final Order) may prejudice its Dissent Rights or may result in the loss of Dissent Rights.

CERTAIN SECURITIES LAW MATTERS

Canadian Securities Law Considerations

The New MFC Shares to be issued to the MFC Shareholders who participate in the Arrangement will be issued under exemptions from the requirements to provide a prospectus under applicable Canadian securities laws. The New MFC Shares may be resold in each of the provinces and territories of Canada without significant restriction, provided that New MFC is a “reporting issuer” under applicable securities legislation in a jurisdiction of Canada at the time of resale, the holder is not a “control person” as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for the securities, no extraordinary commission or consideration is paid in respect of that sale and there is no order or injunction preventing such resale.

New MFC is not, as at the date hereof, a reporting issuer in any province or territory of Canada. Upon completion of the Arrangement, however, New MFC will be a reporting issuer in British Columbia, Alberta and Québec and has applied to list the New MFC Shares on the Exchange. Following completion of the Arrangement, New MFC and MFC intend to make all necessary applications with applicable securities regulatory authorities for MFC to cease to be a “reporting issuer” pursuant to applicable securities laws.

United States Securities Law Considerations

The New MFC Shares to be issued to MFC Shareholders pursuant to the Arrangement are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act, with respect to the New MFC Shares to be issued to MFC Shareholders pursuant to the Arrangement.

The Court will be advised of the effect of the Final Order, before the hearing of the application for the Final Order and will be advised that, if the terms and conditions of the Arrangement are approved by the

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Court: (i) New MFC will rely on such Section 3(a)(10) exemption based on the Court’s approval of the Arrangement, and (ii) the New MFC Shares issued pursuant to the Arrangement will not require registration under the 1933 Act. New MFC Shares issued pursuant to the Arrangement to a MFC Shareholder who is not an “affiliate” of MFC or New MFC before the Arrangement and who will not be an “affiliate” of New MFC at the time of any resale of the New MFC Shares for purposes of United States federal securities laws, may be resold pursuant to the general exemptions from registration under Section 4(1) of the 1933 Act. Any resale of such New MFC Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Any such affiliate (or former affiliate) should obtain the advice of its legal counsel with respect to the application of the 1933 Act to the offer or sale of such New MFC Shares by such person. For the purposes of the 1933 Act, an “affiliate” of MFC or New MFC is a person which directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, MFC or New MFC, as the case may be.

Shareholders resident in the United States and other MFC Shareholders residing elsewhere than in Canada are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the Arrangement generally applicable to a MFC Shareholder who, at all relevant times, for purposes of the Tax Act: (i) deals at arm’s length with MFC, New MFC and MFC 2017 II; (ii) is not affiliated with MFC, New MFC or MFC 2017 II; and (iii) holds its MFC Shares, and will, if applicable, hold any New MFC Shares received upon the Arrangement, as capital property (in this section, a “Holder”).

MFC Shares and New MFC Shares will generally be considered to be capital property to a Holder for the purposes of the Tax Act unless such shares are held by the Holder in the course of carrying on a business of buying and selling securities or the Holder acquired or holds such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (in this section, the “Regulations”) in force as of the date hereof and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (in this section, the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (in this section, the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is not applicable to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market property” rules in the Tax Act; (ii) that is a “specified financial institution” for the purposes of the Tax Act; (iii) an interest in which is, or whose MFC Shares or New MFC Shares are, a “tax shelter investment” for the purposes of the Tax Act; (iv) who makes or has made a “functional currency” reporting election for the purposes of the Tax Act; (v) with respect to whom New MFC will be

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a “foreign affiliate” within the meaning of the Tax Act; (vi) that is a “foreign affiliate” of a taxpayer resident in Canada for the purposes of the Tax Act (vii) that has entered into or will enter into a “synthetic disposition arrangement”, or a “derivative forward agreement” (as defined in the Tax Act) in respect of MFC Shares or New MFC Shares; or (viii) that received MFC Shares on exercise of a stock option. This summary also does not apply to a holder of MFC Options.

This summary assumes that, at all relevant times prior to the exchange of MFC Shares pursuant to the Arrangement, the MFC Shares will be listed on a “recognized stock exchange” within the meaning of the Tax Act (which includes the Exchange). This summary further assumes that MFC will be, at all relevant times, a resident of Canada for the purposes of the Tax Act and that New MFC and MFC 2017 II will be, at all relevant times, not resident in Canada for the purposes of the Tax Act.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representations are made with respect to the tax consequences to any particular Holder. Accordingly all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars, generally based on the Bank of Canada spot exchange rate on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This portion of the summary is applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention: (i) is, or is deemed to be, resident in Canada; and (ii) is not exempt from tax under Part I of the Tax Act (in this section, a “Resident Holder”). Certain Resident Holders whose MFC Shares might not otherwise constitute capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their MFC Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders considering making such an election should consult their own tax advisors for advice as to whether the election is available or advisable in their own particular circumstances.

MFC Share Consolidation

As part of the Arrangement, and on the Consolidation, a Resident Holder may receive one MFC Share for each 100 MFC Shares held immediately prior to the Consolidation. Under the current administrative policy of the CRA, a Resident Holder should not realize a capital gain or a capital loss as a result of the Consolidation and the aggregate adjusted cost base of the MFC Shares held by such Resident Holder immediately after the Consolidation should be equal to the aggregate adjusted cost base of the MFC Shares held by such Holder immediately before the Consolidation.

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Cancellation of Fractional MFC Shares

MFC will cancel all fractional MFC Shares outstanding after completion of the Consolidation.

A Resident Holder who, on the cancellation of fractional MFC Shares, is entitled to receive payment from MFC will be considered to have disposed of the fractional MFC Shares for proceeds of disposition equal to the amount received by the Resident Holder. A Resident Holder generally will be deemed to have received a dividend equal to the amount by which such proceeds exceed the “paid-up capital” (in this section “PUC”), as defined in the Tax Act, of such fractional shares, and such deemed dividend will reduce the proceeds of disposition for purposes of computing a capital gain (or a capital loss) on the disposition of such fractional MFC Shares.

Management does not currently expect the amount paid by MFC to a Resident Holder as consideration for the cancellation of fractional MFC Shares to exceed the PUC of such fractional MFC Shares. Accordingly, MFC does not currently expect to be deemed to pay a dividend on the cancellation of fractional MFC Shares.

Dividends deemed to be received on fractional MFC Shares by a Resident Holder who is an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from “taxable Canadian corporations”, as defined in the Tax Act. A dividend will be eligible for the enhanced gross-up and dividend tax credit for “eligible dividends”, as defined in the Tax Act, paid by taxable Canadian corporations, to the extent that such dividend is properly designated by MFC as an eligible dividend.

A Resident Holder that is a corporation will include dividends deemed to be received on fractional MFC Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or capital gain. Certain corporations, including “private corporations” and “subject corporations”, as such terms are defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 38 1/3% of the dividends deemed to be received on MFC Shares to the extent that such dividends are deductible in computing taxable income. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder will also realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of such fractional MFC Shares, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares immediately before the cancellation. For a description of the tax treatment of capital gains and losses realized by Resident Holders on the disposition of fractional MFC Shares, see the discussion under the heading “Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below.

MFC Share Subdivision

As part of the Arrangement, and on the subdivision, a Resident Holder may receive 20 MFC Shares for each MFC Share held immediately prior to the subdivision. Under the current administrative policy of the CRA, a Resident Holder should not realize a capital gain or a capital loss as a result of the subdivision and the aggregate adjusted cost base of the MFC Shares held by such Resident Holder immediately after the subdivision should be equal to the aggregate adjusted cost base of the MFC Shares held by such Holder immediately before the subdivision.

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Reduction of MFC Stated Capital

As part of the Arrangement, and on the stated capital reduction, MFC will reduce its stated capital by an amount equal to its retained deficit as at March 31, 2017 (in this section, the “Stated Capital Reduction”). Since no amount will be paid by MFC on the Stated Capital Reduction, Resident Holders will not be deemed to have received a dividend by virtue of the Stated Capital Reduction. In addition, the Stated Capital Reduction will not result in any adjustments to the adjusted cost base of the MFC Shares held by Resident Holders.

Exchange of MFC Shares for New MFC Shares and Cash

As part of the Arrangement, a Resident Holder may transfer each MFC Share to MFC 2017 II in exchange for one New MFC Share and US$0.0001 of cash.

A Resident Holder that disposes of a MFC Share under the Arrangement in exchange for a New MFC Share and cash will be considered to have disposed of such MFC Share for proceeds of disposition equal to the aggregate fair market value at the Effective Time of the New MFC Share and cash acquired by such Resident Holder on the exchange. As a result, the Resident Holder will generally realize a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such MFC Share. For a description of the tax treatment of capital gains and losses, see “Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below.

The adjusted cost base to a Resident Holder of a New MFC Share acquired on the exchange will be equal to the fair market value of the New MFC Share at the Effective Time.

Dividends on New MFC Shares

A Resident Holder will be required to include in computing such Resident Holder’s income for a taxation year the amount of dividends, if any, received on New MFC Shares. Dividends received on New MFC Shares by a Resident Holder that is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. A Resident Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax at a rate of 10⅔% (subject to pro-rating rules for taxation years that end after 2015 and begin before 2016) of its “aggregate investment income”, as defined in the Tax Act, including any dividends received or deemed to be received on New MFC Shares.

If a government of a country other than Canada imposes a withholding tax on dividends paid by New MFC on a New MFC Share held by a Resident Holder, the amount of such tax will generally be eligible for foreign tax credit or deduction treatment, subject to the detailed rules and limitations specified in the Tax Act. Resident Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their own particular circumstances.

Disposition of New MFC Shares

A disposition or deemed disposition of New MFC Shares by a Resident Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost base to the holder of the shares immediately

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before the disposition. See “Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below.

The Resident Holder may be entitled to claim a foreign tax credit or deduction in respect of any foreign tax payable by the Resident Holder on any gain realized on such disposition or deemed disposition to the extent and under the circumstances provided in the Tax Act. Resident Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their own particular circumstances.

Taxation of Capital Gains or Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (in this section, a “taxable capital gain”) realized by it in that year. Such a Resident Holder will be required to deduct one-half of the amount of any capital loss (in this section, an “allowable capital loss”) realized by it in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act.

A Resident Holder that throughout the relevant taxation year, is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax at a rate of 10⅔% (subject to pro-rating for taxation years that end after 2015 and begin before 2016) on its “aggregate investment income”, as defined in the Tax Act, including any taxable capital gains.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a MFC Share may be reduced by the amount of certain dividends previously received (or deemed to be received) by the Resident Holder on such share (or another share where the share has been acquired in exchange for such other share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a MFC Share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Foreign Property Information Reporting

A Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including New MFC Shares, at any time in the year or fiscal period exceeds $100,000 will be required to file an information return for the year or period disclosing prescribed information in respect of such property. Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a “specified Canadian entity”, as will certain partnerships. Substantial penalties may apply where a Resident Holder fails to file the required information return in respect of such Holder’s “specified foreign property” on a timely basis in accordance with the Tax Act.

The reporting rules in the Tax Act relating to “specified foreign property” are complex and this summary does not purport to address all circumstances in which reporting may be required by a

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Resident Holder. Resident Holders should consult their own tax advisors regarding the reporting rules contained in the Tax Act.

Offshore Investment Fund Property

The Tax Act contains rules which, in certain circumstances, may require a Resident Holder to include an amount in income in each taxation year in respect of the acquisition and holding of New MFC Shares if: (i) the value of such shares may reasonably be considered to be derived, directly or indirectly, primarily from certain enumerated portfolio investments; and (ii) it may reasonably be concluded that one of the main reasons for the Resident Holder acquiring or holding the shares was to derive a benefit from portfolio investments in such a manner that the taxes, if any, on the income, profits and gains from such portfolio investments for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Holder.

Where these rules apply, a Resident Holder will be required to include in income for each taxation year in which such Holder owns the New MFC Shares the amount, if any, by which: (i) an imputed return for the taxation year computed on a monthly basis, where the amount in respect of each month is calculated as the product obtained when the Resident Holder’s “designated cost” (within the meaning of the Tax Act) of the shares at the end of the month is multiplied by one twelfth of the applicable prescribed rate for the period that includes such month plus two percent; exceeds (ii) any dividends or other amounts included in computing such Holder’s income for the year (other than a capital gain) in respect of the shares determined without reference to these rules. Any amount required to be included in computing a Resident Holder’s income under these provisions will be added to the adjusted cost base of the New MFC Shares.

These rules are complex and their application depends, to a large extent, on the reasons for a Resident Holder acquiring or holding New MFC Shares. Resident Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.

Eligibility for Investment of New MFC Shares

Based on the current provisions of the Tax Act, the New MFC Shares will be qualified investments under the Tax Act for trusts governed by a RRSP, a RRIF, a deferred profit sharing plan, a RESP, a registered disability savings plan (in this section, “RDSP”) or a tax-free savings account (in this section, “TFSA”), at any particular time, provided that, at that time, the New MFC Shares are listed on a “designated stock exchange” (which currently includes the Exchange) or New MFC is a “public corporation” (each as defined in the Tax Act).

Notwithstanding that New MFC Shares may be qualified investments for a trust governed by a RRSP, RRIF or TFSA, the annuitant under an RRSP or RRIF, or the holder of a TFSA, will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in the Tax Act). The New MFC Shares will generally not be a “prohibited investment” for a trust governed by a TFSA, RRSP or RRIF provided that: (i) the holder of the TFSA or the annuitant under the RRSP or the RRIF, as the case may be, deals at arm’s length with New MFC for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in New MFC; or (ii) New MFC Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RRSP or RRIF. An annuitant under the RRSP or RRIF, or a holder of a TFSA should consult its own tax advisor in this regard. Pursuant to Proposed Amendments released on March 22, 2017, the rules in respect of “prohibited investments” are also proposed to apply to: (i) RDSPs and the holders thereof; and (ii) RESPs and the subscribers thereof.

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Resident Holders should consult their own tax advisors to ensure that the New MFC Shares would not be a prohibited investment for a trust governed by a TFSA, RRSP, RRIF, RDSP or RESP in their particular circumstances.

Dissenting Holders

A Resident Holder that is a Dissenting Shareholder (in this section, a “Resident Dissenting Shareholder”) who, consequent upon the exercise of Dissent Rights, disposes of MFC Shares in consideration for a cash payment from MFC 2017 II will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Dissenting Shareholder of its MFC Shares. See “Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” above.

Interest awarded to a Resident Dissenting Shareholder by a court will be included in the Resident Dissenting Shareholder’s income for the purposes of the Tax Act. In addition, a Resident Dissenting Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax on its “aggregate investment income”, as defined in the Tax Act, including interest income.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times: (i) for the purposes of the Tax Act and any applicable income tax treaty or convention, is not, and is not deemed to be, resident in Canada; (ii) does not use or hold, and is not deemed to use or hold, MFC Shares or New MFC Shares in connection with carrying on a business in Canada; and (iii) is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (in this section, a “Non-Resident Holder”).

MFC Share Consolidation

As part of the Arrangement, and on the Consolidation, a Non-Resident Holder may receive one MFC Share for each 100 MFC Shares held immediately prior to the Consolidation. Under the current administrative policy of the CRA, a Non-Resident Holder should not realize a capital gain or a capital loss as a result of the Consolidation and the aggregate adjusted cost base of the MFC Shares held by such Non-Resident Holder immediately after the Consolidation should be equal to the aggregate adjusted cost base of the MFC Shares held by such Holder immediately before the Consolidation.

Cancellation of Fractional MFC Shares

MFC will cancel all fractional MFC Shares outstanding after completion of the Consolidation.

A Non-Resident Holder who, on the cancellation of fractional MFC Shares, is entitled to receive a cash payment from MFC will be considered to have disposed of the fractional MFC Shares for proceeds of disposition equal to the amount received by the Non-Resident Holder. A Non-Resident Holder generally will be deemed to have received a dividend equal to the amount by which such proceeds exceed the PUC of such fractional shares, and such deemed dividend will reduce the proceeds of disposition for purposes of computing a capital gain (or a capital loss) on the disposition of such fractional MFC Shares.

The amount paid by MFC to a Non-Resident Holder as consideration for the cancellation of fractional MFC Shares is not currently expected to exceed the PUC of such fractional MFC Shares.

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Accordingly, MFC does not currently expect to be deemed to pay a dividend on the cancellation of fractional MFC Shares.

Dividends deemed to be paid to a Non-Resident Holder on a fractional MFC Share will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding tax to which the Non-Resident Holder is entitled under any applicable tax treaty or convention that is in force at the time of the deemed payment of such dividends. For example, under the Canada-United States Tax Convention (1980) (in this section, the “Convention”), as amended, where dividends are paid to or derived by a Non-Resident Holder who is a US resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax generally is reduced to 15%.

A Non-Resident Holder will also realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of such fractional MFC Shares, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares immediately before the cancellation. For a description of the tax treatment of capital gains and losses realized by Non-Resident Holders on the disposition of fractional MFC Shares, see the discussion under the heading “Holders Not Resident in Canada – Exchange of MFC Shares for New MFC Shares and Cash” below.

MFC Share Subdivision

As part of the Arrangement, and on the subdivision, a Non-Resident Holder may receive 20 MFC Shares for each MFC Share held immediately prior to the subdivision. Under the current administrative policy of the CRA, a Non-Resident Holder should not realize a capital gain or a capital loss as a result of the subdivision and the aggregate adjusted cost base of the MFC Shares held by such Non-Resident Holder immediately after the subdivision should be equal to the aggregate adjusted cost base of the MFC Shares held by such Holder immediately before the subdivision.

Reduction of MFC Stated Capital

As part of the Arrangement, and on the Stated Capital Reduction, MFC will reduce its stated capital by an amount equal to its retained deficit. Since no amount will be paid by MFC on the Stated Capital Reduction, Non-Resident Holders will not be deemed to have received a dividend by virtue of the Stated Capital Reduction. In addition, the Stated Capital Reduction will not result in any adjustments to the adjusted cost base of the MFC Shares held by Non-Resident Holders.

Exchange of MFC Shares for New MFC Shares and Cash

As part of the Arrangement, a Non-Resident Holder may transfer each MFC Share to MFC 2017 II in exchange for one New MFC Share and US$0.0001 of cash.

A Non-Resident Holder that disposes of a MFC Share under the Arrangement in exchange for a New MFC Share and cash should not be subject to tax under the Tax Act in respect of any capital gain realized on the exchange unless: (a) the MFC Share constitutes “taxable Canadian property”, as defined in the Tax Act, of the Non-Resident Holder at the time of the exchange; and (b) the MFC Share is not “treaty-protected property”, as defined in the Tax Act, at the time of the exchange.

Generally, a MFC Share will not be “taxable Canadian property” to a Non-Resident Holder at a particular time provided that such share is listed on a “designated stock exchange”, as defined in the Tax Act, (which currently includes the Exchange) unless at any time during the 60-month period immediately

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preceding the disposition: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder do not deal at arm’s length directly or indirectly hold a membership interest or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of MFC; and (ii) more than 50% of the fair market value of the MFC Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, as defined in the Tax Act, “timber resource properties”, as defined in the Tax Act, and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). MFC Management believes that the MFC Shares did not derive more than 50% of their fair market value from such properties at any particular time during the 60-month period immediately preceding and including the Effective Date under the Arrangement. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, MFC Shares may be deemed to be taxable Canadian property to the Non-Resident Holder. Non-Resident Holders whose MFC Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Even if a MFC Share constitutes taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition or deemed disposition of such share will not be included in computing the Non-Resident Holder’s taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the MFC Share constitutes “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. MFC Shares will generally be considered treaty-protected property of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition or deemed disposition if the gain from their disposition or deemed disposition would, because of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty or convention, be exempt from tax under the Tax Act.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a MFC Share that is taxable Canadian property to that Non-Resident Holder, and that is not treaty-protected property, the consequences described under the headings “Exchange of MFC Shares for New MFC Shares and Cash”, and “Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” will generally be applicable to such disposition.

Non-Resident Holders whose MFC Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their MFC Shares constitute treaty-protected property and whether any Canadian reporting requirements are applicable.

Disposition of New MFC Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of a New MFC Share unless: (a) the share constitutes taxable Canadian property of the Non-Resident Holder at the time of the disposition; and (b) the share is not treaty-protected property at the time of the disposition. The Canadian federal income tax consequences of disposing of New MFC Shares are as described above under the heading “Holders Not Resident in Canada – Exchange of MFC Shares for New MFC Shares and Cash” with appropriate modifications.

Certain United States Federal Income Tax Considerations

The following is a summary of the anticipated material US federal income tax considerations generally applicable to US Holders (as defined below) arising from and related to the Consolidation, the share split, the exchange of the MFC Shares for New MFC Shares and cash pursuant to the Arrangement and to the

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ownership and disposition of New MFC Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder as a result of the Arrangement or of the ownership and disposition of New MFC Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences to such US Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder.

MFC does not believe that it is a controlled foreign corporation for United States federal income tax purposes and this summary is based on the assumption that none of MFC, New FMC or MFC 2017 II is or will become such a controlled foreign corporation. In the event this assumption is incorrect, the conclusion contained in the summary may be materially different from those described herein.

No legal opinion from US legal counsel or ruling from the United States Internal Revenue Service (in this section, “IRS”) has been requested or will be obtained regarding the US federal income tax consequences of the Arrangement or the ownership and disposition of New MFC Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and US courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the United States Internal Revenue Code of 1986 (in this section, the “Internal Revenue Code”), Treasury regulations (whether final, temporary or proposed), published rulings of the IRS, published administrative positions of the IRS, US court decisions, and provisions of the Convention that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

US Holders

For purposes of this summary, a “US Holder” is a beneficial owner of MFC Shares or New MFC Shares received in the Arrangement, that, for US federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or any other entity taxable as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes, or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holders

A “non-US Holder” is a beneficial owner of MFC Shares or New MFC Shares received in the Arrangement, other than a US Holder. This summary does not address the US federal income tax considerations of the Arrangement or the ownership or disposition of New MFC Shares to non-US

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Holders. Accordingly, non-US Holders should consult their own tax advisors regarding the US federal, state and local, non-US, and any other tax considerations (including the potential application and operation of any tax treaties) of the Arrangement and the ownership and disposition of New MFC Shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax consequences of the Arrangement or the ownership and disposition of New MFC Shares to US Holders that are subject to special provisions under the Internal Revenue Code, including US Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) are dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the US dollar; (e) are liable for the alternative minimum tax under the Internal Revenue Code; (f) own MFC Shares (or, after the Arrangement, New MFC Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, synthetic security, or other arrangement involving more than one position; (g) acquired MFC Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) hold MFC Shares (or, after the Arrangement, New MFC Shares) other than as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment purposes); (i) own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of MFC Shares (or, after the Arrangement, New MFC Shares) entitled to vote; (j) own (directly, indirectly, or constructively) 5% or more (by vote or value) of the equity of New MFC after the Arrangement; or (k) US expatriates or former long-term residents of the United States. US Holders that are subject to special provisions under the Internal Revenue Code, including US Holders described immediately above, should consult their own tax advisors regarding the US federal income tax consequences of the Arrangement and of the ownership and disposition of the New MFC Shares received in the Arrangement.

If an entity that is classified as a partnership for US federal income tax purposes holds MFC Shares (or, after the Arrangement, New MFC Shares), the US federal income tax consequences to such partnership and the partners of such partnership of the Arrangement and the ownership and disposition of New MFC Shares generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partnership or partner. Partners of entities that are classified as partnerships for US federal income tax purposes should consult their own tax advisors regarding the US federal income tax consequences of the Arrangement and the ownership and disposition of New MFC Shares.

Tax Considerations Not Addressed

This summary does not address any aspect of non-US, US state or local, US federal alternative minimum tax, or US federal estate or gift taxation, or the US federal 3.8% Medicare tax imposed on certain investment income. Accordingly, US Holders should consult their own tax advisors regarding the application to them of any such tax provisions, and any other tax considerations (including the potential application and operation of any tax treaties) of the Arrangement and the ownership and disposition of New MFC Shares. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements.

Transactions Not Addressed

This summary does not address the US federal income tax consequences to US Holders of the exchange of MFC Options for New MFC Options or other transactions entered into prior to, concurrently with, or

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subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement).

The following discussion is for general information purposes only, does not discuss all aspects of US federal income taxation that may be relevant to a particular US Holder in light of such holder’s circumstances and income tax situation, and is not intended to be, nor should it be construed to be, legal or tax advice to any US Holder. No opinion or representation with respect to the US federal income tax consequences to any US Holder is given or is made. Each US Holder is urged to consult his, her or its own tax advisor regarding the particular tax consequences to such US Holder of the transactions contemplated by the Arrangement, including the application of US federal, state and local tax laws, as well as any applicable non-US tax laws, to a US Holder’s particular situation, and of any change in applicable tax laws.

Certain US Federal Income Tax Consequences of the Arrangement

Consolidation, Share Split and Odd Lot Purchases

It is anticipated that the Consolidation and share split (in this section, the “recapitalization”) will constitute a tax-deferred reorganization within the meaning of the Internal Revenue Code. Subject to the limitations and qualifications set forth below regarding the treatment of Odd Lot Purchases, a US Holder should not be subject to US income taxation as a result of the recapitalization, and the US Holder’s basis and holding period in the holder’s MFC Shares following the recapitalization should be the same as the holder’s basis and holding period in the MFC Shares prior to the recapitalization

A US Holder of an Odd Lot Interest that ceases to own any MFC Shares as a result of the recapitalization will generally be treated as if the MFC Shares in the Odd Lot Interest had been redeemed. If such a US Holder does not constructively own any MFC Shares immediately after the recapitalization, such holder should recognize gain or loss in an amount equal to the difference, if any, between (a) the cash received by the US Holder in the Odd Lot Purchase and (b) the US Holder’s adjusted basis in the Odd Lot Interest. However, any such US Holder that constructively owns MFC Shares immediately after the recapitalization may be treated as receiving a distribution from MFC to the extent of such cash received, which distribution should be characterized as a dividend to the extent of MFC’s current and accumulated earnings and profits, as a return of capital and reduction of the US Holder’s basis in the MFC Shares to the extent the distribution exceeds MFC’s current and accumulated earnings and profits and is equal to or less than such US Holder’s basis in the MFC Shares, and as capital gain to the extent the distribution exceeds both the current and accumulated earnings and profits of MFC and such US Holder’s basis in the MFC Shares. MFC does not, however, calculate its earnings and profits under US federal income tax rules and therefore will not provide US Holders with such information. Accordingly, it is expected that any such distributions generally will be treated as dividends for US federal income tax purposes.

The tax treatment of a US Holder that receives cash for the holder’s Odd Lot Interest, and continues to actually own MFC Shares immediately after the recapitalization, depends upon whether the cash received is treated as received pursuant to the recapitalization or in a separate transaction. If the cash is treated as received in a separate transaction, the US Holder should be treated as if the MFC Shares in the Odd Lot Interest had been redeemed, which redemption will be treated either as a sale or exchange of such MFC Shares or a distribution by MFC with respect to such MFC Shares, depending on the particular circumstances of the US Holder. The US Holder’s aggregate basis in the MFC Shares immediately after the recapitalization should be the same as the basis of the holder’s MFC Shares immediately before the recapitalization, decreased by any basis allocated to the MFC Shares treated as redeemed (if such redemption is treated as a sale or exchange) or by any recovery of basis (if such redemption is treated as a distribution by MFC). If the cash is instead treated as received pursuant to the recapitalization, the US

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Holder’s gain realized on the recapitalization (i.e., the difference between (a) the amount of cash plus the value of all MFC Shares owned by the US Holder immediately after the recapitalization and (b) the adjusted basis of all MFC Shares owned by the US Holder immediately before the recapitalization) should be recognized to the extent of the cash received. Such gain generally will be characterized as a dividend to the extent of the US Holder’s share of MFC’s accumulated earnings and profits, calculated under US federal income tax rules, with any gain in excess of such accumulated earnings and profits characterized as capital gain. MFC does not, however, calculate its earnings and profits under US federal income tax rules and therefore will not provide US Holders with such information. Accordingly, it is expected that any distributions generally will be treated as dividends for US federal income tax purposes. A US Holder’s aggregate basis in the holder’s MFC Shares immediately after the recapitalization should be the same as the basis of such holder’s MFC Shares immediately before the recapitalization, increased by the amount of such dividend income and capital gain recognized by the US Holder as a result of the recapitalization, and decreased by the amount of cash received for the Odd Lot Interest.

Subject to the “passive foreign investment company” rules discussed below, any gain or loss, other than dividend income, should be long-term capital gain or loss if the MFC Shares have been held for more than one year as of the date of the recapitalization. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses are subject to substantial limitations. Any gain or loss recognized by a US Holder generally will be treated as US-source gain or loss for US foreign tax credit purposes. Subject to the “passive foreign investment company” rules discussed below, dividends generally will be subject to taxation to US Holders that are individuals, trusts or estates at preferential tax rates for long-term capital gains if certain conditions are met. Dividends should be treated as foreign-source dividend income to US Holders and will not be eligible for the dividends received deduction generally allowed to US corporations under the Internal Revenue Code.

US Holders should consult their own tax advisors regarding the amount and character of any gain recognized as a result of the recapitalization and payment for Odd Lot Interests.

Exchange of MFC Shares for New MFC Shares and Cash

As part of the Arrangement, US Holders will transfer MFC Shares to MFC 2017 II in exchange for New MFC Shares and cash. While the matter is not free from doubt, it is anticipated that the exchange of MFC Shares for New MFC Shares and cash should be treated as a taxable transaction for US federal income tax purposes. If the exchange is treated as a taxable transaction, then a US Holder of MFC Shares that exchanges such MFC Shares for New MFC Shares and cash pursuant to the Arrangement generally will be required to recognize gain or loss equal to the difference, if any, between (i) the sum of the cash (including, potentially, any cash received in lieu of a fractional MFC Share in the Consolidation) and the fair market value of the New MFC Shares received by such US Holder as a result of the exchange and (ii) such US Holder’s adjusted tax basis in the MFC Shares exchanged therefor. Subject to the “passive foreign investment company” rules discussed below, any gain or loss recognized on the exchange should be long-term capital gain or loss if the MFC Shares have been held for more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses are subject to substantial limitations. Any gain or loss recognized by a US Holder generally will be treated as US-source gain or loss for US foreign tax credit purposes. A US Holder would have an aggregate tax basis in New MFC Shares received in the Arrangement that is equal to the fair market value of such MFC Shares as of the effective date of the Arrangement, and the holding period of such MFC Shares would begin on the date after the Arrangement.

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The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of US corporate law. The US federal income tax consequences of the Arrangement are not certain and there can be no assurance that the IRS will not challenge the characterization of the exchange of MFC Shares for New MFC Shares or that, if challenged, a US court would not agree with the IRS. If the IRS were to successfully assert that the exchange qualified as a non-recognition transaction (as defined herein), then the following results would occur: (1) in the case of a US Holder who receives cash (including any cash received in lieu of a fractional MFC Share) and New MFC Shares pursuant to the arrangement, if the sum of the cash and the fair market value of the New MFC Shares received by a US Holder in the Arrangement in exchange for such US Holder’s MFC Shares is greater than such US Holder’s adjusted tax basis in such US Holder’s MFC Shares, then such US Holder will recognize gain equal to the lesser of: (i) the amount, if any, by which the sum of the cash and the fair market value of the New MFC Shares received by US Holder exceeds such US Holder’s adjusted tax basis in such US Holder’s MFC Shares; and (ii) the amount of cash received by such US Holder in the Arrangement or (2) in the case of a US Holder who receives a combination of cash (including any cash received an Odd Lot Purchase) and New MFC Shares pursuant to the Arrangement, if the sum of the cash and the fair market value of the New MFC Shares received by a US Holder in the Arrangement in exchange for such US Holder’s MFC Shares is less than such US Holder’s adjusted tax basis in such US Holder’s MFC Shares, such US Holder will not recognize a loss.

US Holders should consult their own tax advisors regarding the proper treatment of the exchange of MFC Shares for New MFC Shares and cash for US federal income tax purposes.

US Holders Exercising Dissent Rights

A US Holder that exercises Dissent Rights in connection with the Arrangement and is paid cash for all of such holder’s MFC Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the cash received by such US Holder in exchange for the MFC Shares and (b) the adjusted basis of such US Holder in the MFC Shares surrendered. Subject to the “passive foreign investment company” rules discussed below, such gain or loss should be long-term capital gain or loss if the MFC Shares have been held for more than one year when the shares are purchased pursuant to the Dissent Procedures. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses are subject to substantial limitations. Any gain or loss recognized by a US Holder generally should be treated as US-source gain or loss for US foreign tax credit purposes.

Application of the Passive Foreign Investment Company Rules to the Arrangement

Based upon current and proposed Treasury regulations and IRS guidance and the composition of its income and assets and the nature of its business, MFC does not believe that it is currently a passive foreign investment company (in this section, “PFIC”) for US federal income tax purposes. A corporation organized outside the United States generally is classified as a PFIC for US federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is “passive income”; or (b) on average, at least 50% of the gross value of its assets is attributable to assets (including cash) that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions not generated in an active trade or business. In determining whether it is a PFIC, a non-US corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

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Since MFC’s PFIC status during a taxable year that includes a US Holder’s holding period depends upon the composition of MFC’s income and assets and the market value of its assets from time to time, and the PFIC rules are complex, there can be no assurance that MFC was not, or will not be, a PFIC for any taxable year.

If MFC is a PFIC, US Holders generally would be subject to an adverse tax regime. A US Holder would be required to report any gain on the exchange of MFC Shares for New MFC Shares and cash as ordinary income, rather than as capital gain, and to compute the tax liability on the gain as if such items had been earned rateably over each day in the US Holder’s holding period (or a portion thereof) for the MFC Shares pursuant to the “excess distribution” rules discussed below. See “US Federal Income Tax Considerations Related to the Ownership of New MFC Shares – Passive Foreign Investment Company Rules.” Further, if MFC is a PFIC, all gain required to be recognized by a US Holder exercising Dissent Rights or receiving cash for Odd Lot Interests would also be characterized pursuant to the same rules.

The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of final Treasury regulations, which, when promulgated, may have retroactive effect. US Holders should consult their own tax advisors about the potential applicability of the PFIC rules to the Arrangement, including the application of any information reporting requirements related to the ownership and disposition of shares of a PFIC.

US Federal Income Tax Considerations Related to the Ownership of New MFC Shares

Distributions on New MFC Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution received by a US Holder with respect to the New MFC Shares should be included in the gross income of the US Holder as a dividend to the extent attributable to New MFC’s current and accumulated earnings and profits, as applicable, determined under US federal income tax principles. If the distribution exceeds current and accumulated earnings and profits, the excess should be a return of capital and reduce the US Holder’s basis in the New MFC Shares, with any remaining amount treated as capital gain. Since New MFC is not expected to calculate its earnings and profits under US federal income tax rules, US Holders should expect that a distribution from New MFC generally should be treated in its entirety as a dividend for US federal income tax purposes. Distributions with respect to New MFC Shares that are treated as dividends generally will be subject to taxation to US Holders that are individuals, trusts or estates at preferential tax rates for long-term capital gains if certain conditions are met. Dividends should be treated as foreign-source dividend income to US Holders and will not be eligible for the dividends received deduction generally allowed to US corporations under the Internal Revenue Code. Any gain should be long-term capital gain if the New MFC Shares have been held for more than one year on the date of the distribution. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Any gain recognized by a US Holder generally should be treated as US-source gain or loss for US foreign tax credit purposes. The rules governing the foreign tax credit are complex and US Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of New MFC Shares

A US Holder should recognize gain or loss on the sale, exchange or other taxable disposition of the New MFC Shares in an amount equal to the difference between the amount realized for the New MFC Shares and the US Holder’s adjusted basis in such New MFC Shares. Subject to the PFIC rules discussed below, the gain or loss will be long-term capital gain or loss if the New MFC Shares have been held for more

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than one year as of the date of the sale, exchange or other taxable disposition. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses are subject to substantial limitations. Any gain or loss recognized by a US Holder generally will be treated as US-source gain or loss for US foreign tax credit purposes.

Passive Foreign Investment Company Rules

Based upon current and proposed Treasury regulations and IRS guidance and the composition of New MFC’s income and assets and the nature of its business, New MFC does not expect it will be a PFIC during its first taxable year and does not anticipate becoming a PFIC in the future. However, because the composition of New MFC’s income and assets will vary over time, there can be no assurance that MFC will not be a PFIC for any taxable year.

If, contrary to expectations, New MFC is classified as a PFIC, a US Holder would be required to report any gain on the disposition of New MFC Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of the New MFC Shares as if such items had been earned rateably over each day in the US Holder’s holding period (or portion thereof) for the New MFC Shares. The amounts allocated to the taxable year of disposition and to years before New MFC became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge would be imposed on the tax attributable to the allocated amount. An “Excess Distribution” is the amount by which distributions received by a US Holder during a taxable year on its New MFC Shares exceeds 125% of the average amount of distributions in respect thereof received during the three preceding taxable years (or, if shorter, the US Holder’s holding period for the New MFC Shares). For purposes of these rules, certain gifts and transfers upon death, exchanges pursuant to tax-deferred transactions and use of the New MFC Shares as security for a loan may be treated as taxable dispositions of the New MFC Shares.

If New MFC were to be classified as a PFIC, a US Holder may also be able to avoid some of the adverse US tax consequences of PFIC status by making an election to mark New MFC’s shares to market annually. A US Holder may elect to mark-to-market MFC’s shares only if New MFC’s shares are “marketable stock.” New MFC’s shares will be treated as “marketable stock” if they are regularly traded on a “qualified exchange.” New MFC’s shares are expected to be listed on the Exchange, which is a qualified exchange for this purpose. Upon completion of the Arrangement, New MFC intends to seek a secondary listing of the New MFC Shares on an international stock exchange. An international exchange will be treated as a qualified exchange if it is regulated or supervised by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met. New MFC’s shares will be treated as regularly traded in any calendar year in which more than a de minimus quantity of such shares are traded on at least 15 days during each calendar quarter. There can be no certainty that the New MFC Shares will be sufficiently traded such as to be treated as regularly traded. A mark-to-market election will not be available with respect to any lower-tier PFIC.

In the alternative, a US Holder may avoid the excess distribution rules described above by electing to treat New MFC (for the first taxable year in which the US Holder owns New MFC’s shares and New MFC is a PFIC) and any lower-tier entity (for the first taxable year in which the US Holder is treated as owning an equity interest in such lower-tier entity and such lower-tier entity is a PFIC) as a “qualified electing fund” (in this section, “QEF”). If a US Holder makes an effective QEF election with respect to New MFC, the US Holder will be required to include in its gross income each year, whether or not New MFC makes distributions, as capital gains, its pro rata share of New MFC’s net capital gains and, as ordinary income, its pro rata share of New MFC’s net earnings in excess of its net capital gains. US Holders can make a

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QEF election with respect to New MFC only if New MFC provides certain information, including the amount of its ordinary earnings and net capital gains determined under US tax principles. New MFC has not determined whether it will provide US Holders with this information if it determines that it is a PFIC. Accordingly, US Holders should assume that they would not be able to make a QEF election.

US Holders should consult their tax advisors regarding the US federal income tax consequences of the PFIC rules. If New MFC is treated as a PFIC, each US Holder generally will be required to file a separate annual information return with the IRS with respect to New MFC and any lower-tier PFICs. A failure to file this return will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a US Holder’s investment in New MFC’s shares).

Information Reporting and Backup Withholding

Payments of dividends on New MFC Shares and other proceeds with respect to such shares, including pursuant to the Arrangement, made by a US paying agent or other US intermediary, and certain non-US intermediaries will be reported to the IRS and to the US Holder as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certify exemption from backup withholding or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining an exemption.

Backup withholding is not an additional tax. A US Holder generally will be entitled to credit any amounts withheld under the backup withholding rules against such US Holder’s US federal income tax liability and may be entitled to a credit or refund, provided the required information is furnished to the IRS in a timely manner.

Certain US Holders are required to report information related to an interest in the New MFC Shares subject to exceptions (including an exception for New MFC Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax returns for each year in which they hold an interest in the New MFC Shares. Persons who are required to report foreign financial assets and fail to do so may be subject to substantial penalties. US Holders are urged to consult their own tax advisors regarding information reporting requirements related to their ownership of the New MFC Shares.

THE SUMMARY ABOVE IS A GENERAL SUMMARY AND DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR US HOLDER. EACH US HOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQENCES OF PARTICIPATING IN THE ARRANGEMENT AND HOLDING NEW MFC SHARES BASED ON THE US HOLDER’S OWN CIRCUMSTANCES.

INFORMATION CONCERNING NEW MFC

General

New MFC is a wholly-owned subsidiary of MFC and MFC 2017 II is a wholly-owned subsidiary of New MFC, and both were incorporated on June 5, 2017, pursuant to the provisions of the Cayman Law in order to facilitate and participate in the Arrangement. New MFC and MFC 2017 II currently have no material assets. Since incorporation, they have carried on no business other than in connection with the

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Arrangement and as otherwise described in this Circular. As of the Effective Time, MFC Shareholders, other than holders of Odd Lot Interests and those who have validly exercised their Dissent Rights, will exchange their MFC Shares for New MFC Shares and the MFC Shareholders will become the shareholders of New MFC. Thereafter, MFC will surrender to New MFC for cancellation the initial New MFC Share that was issued to it upon incorporation of New MFC. As a result, MFC will become a wholly-owned subsidiary of New MFC. In connection with the Arrangement, the New MFC Shares will be listed on the Exchange, and the MFC Shares will be delisted. The financial year end of New MFC is the same as that of the Corporation, being December 31.

A copy of the Memorandum and Articles of Association of New MFC are attached as Schedule “F” to this Circular.

The registered and records office of New MFC will be located at Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Business of New MFC

From and after the Effective Time, New MFC will act as a public holding corporation and, through its ownership of all of the outstanding MFC Shares through MFC 2017 II, New MFC will carry on the existing business of the Corporation after the Effective Time.

For further information regarding MFC’s business, please refer to the 2016 Annual Report and the Corporation’s MD&A for the three months ended March 31, 2017, each of which are incorporated herein by reference.

Financial Statements of New MFC

After the Effective Date, management believes that the consolidated financial statements of New MFC will be, in all material respects, the same as the financial statements of MFC prior to the Arrangement, on a consolidated basis.

The 2016 Annual Report includes the Corporation’s audited consolidated financial statements for the year ended December 31, 2016, and the Corporation’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2017, and each is incorporated herein by reference.

Comparison of Shareholders’ Rights Under British Columbia Law and Cayman Islands Law

MFC exists under the laws of the Province of British Columbia, Canada and New MFC exists under the laws of the Cayman Islands. As a result of the Arrangement, MFC Shareholders will become shareholders of New MFC. The following is a summary of the material differences between the rights of holders of common shares, which arise from differences between the BCBCA and the Cayman Law or differences between MFC’s Articles and New MFC’s Memorandum and Articles of Association. The following summary is qualified by reference to applicable legislation (Cayman Islands and British Columbia), MFC’s Articles and New MFC’s Memorandum and Articles of Association. The summary does not purport to include a complete description of all differences between the rights of MFC Shareholders. MFC Shareholders should consult their legal and tax advisors regarding the implications of the Arrangement which may be of particular importance to them.

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Subject Matter	British Columbia	Cayman Islands
Number of Authorized Shares

The Corporation’s authorized share capital consists of an unlimited number of common shares without par value, an unlimited number of Class A common shares without par value (of which none are outstanding) and an unlimited number of Class A preferred shares without par value. The Corporation’s Class A preferred shares may be issued in one or more series and the directors of the Corporation may fix the number of shares that is to comprise each series and designate the rights, privileges, restrictions and conditions attaching to each series.

New MFC’s authorized share capital consists of 300,000,000 common shares of US$0.001 par value each and 150,000,000 preference shares of US$0.001 par value each.

New MFC’s preference shares may be issued from time to time in one or more classes or series and the directors of New MFC may fix the number of shares in such classes or series and designate the preferences and relative participation, optional or other special rights and restrictions for each such class or series.

Par Value of Common Shares	Under the BCBCA, companies may have shares with or without par value. The MFC Shares have no par value.	Under the Cayman Law, companies may have shares with or without par value. Each New MFC Share has a par value of US$0.001.
Issue of Common Shares	The BCBCA requires shares to be issued as fully-paid and non-assessable.	The New MFC Articles of Association require all New MFC Shares to be issued as fully-paid and non-assessable.

Registered Office

The BCBCA requires companies to have a registered office in British Columbia, Canada. The Corporation’s registered office is in Vancouver, British Columbia. The address for the registered office may be changed by a resolution of the directors.

Under the Cayman Law, each exempted company must have a registered office at a licensed company management services provider in the Cayman Islands. New MFC’s registered office is located at Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Inspection of Books and Records

Under the BCBCA, directors and shareholders may, without charge, inspect certain of the Corporation’s records. Former shareholders and directors may also inspect certain of the Corporation’s records, free of charge, but only those records pertaining to the periods that they were shareholders or directors. Public companies must allow all persons to inspect certain records of the company free of charge.

Under the Cayman Law, books of account may be kept at the registered office or at such other place as the directors of the company think fit. Such books must at all times be available for inspection by an inspector appointed by the Grand Court of the Cayman Islands, an inspector appointed by the company or upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Law (Revised) of the Cayman Islands. Under

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Subject Matter	British Columbia	Cayman Islands
the Cayman Law, shareholders have no general right to obtain copies of shareholder lists or corporate records. Inspection of a company’s books by shareholders of the company who are not directors may be regulated by the company’s articles.

Appointment of Auditor	The Corporation’s current auditors are PricewaterhouseCoopers LLP.	New MFC’s current auditors will initially be PricewaterhouseCoopers LLP.
Shareholder Approval, Supermajority And Fundamental Changes

Generally, any questions proposed for consideration by the shareholders must be passed by ordinary resolution, being a resolution passed by a majority of the votes cast by the shareholders who voted in respect of that resolution. Under the BCBCA, various extraordinary corporate transactions, including any amalgamations, continuance to another jurisdiction, sale, lease or exchange of all or substantially all the property of the Corporation, liquidation and dissolution of the Corporation, changes to the authorized share structure, or reduction of the capital of the Corporation for a class or series of shares must be passed by way of special resolution. A special resolution is a resolution passed by a majority of not less than two-thirds (2/3) of the votes cast by the shareholders who voted in respect of that resolution (a “Special Resolution”). In certain cases, an action that prejudices, adds restrictions to or interferes with a right or special right attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected, by Special Resolution.

Pursuant to the Articles of MFC, the following matters only require an ordinary resolution: creating classes of shares; eliminating classes of shares (if none have been issued); increasing, reducing, eliminating or establishing the

As under the BCBCA, under the Cayman Law, generally, any questions proposed for consideration by the shareholders shall be decided on a simple majority of votes or by the majority set forth in the New MFC Articles of Association. As under the BCBCA, various extraordinary corporate transactions including any merger, amalgamation, continuance to another jurisdiction, voluntary winding-up by the court, amendment to the memorandum or articles of association, change of company name or removal of a director must be approved by the shareholders by way of a special resolution. A special resolution is a resolution passed by a majority of not less than two-thirds (2/3) of such shareholders who, being entitled to do so, vote in person or by proxy at a general meeting of the company, or approved in writing by all of the shareholders entitled to vote at a general meeting of the company (“Cayman Special Resolution”). Under Cayman Law, there is no specific requirement to obtain shareholder approval in connection with the sale, lease or exchange of all, or substantially all, of a corporation’s property.

Other matters will require a simple majority of votes under the Cayman Law including: (i) increasing New MFC’s share capital; (ii) consolidating and dividing all or any of New MFC’s

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Subject Matter	British Columbia	Cayman Islands

maximum number of shares of a class or series the Corporation may issue; subdividing or consolidating all or any of its unissued, or fully paid issued, shares, with or without par value; changing all or any of its unissued, or fully paid issued, shares with par value into shares without par value; changing all or any of its unissued, or fully paid issued, shares without par value into shares with par value; altering the identifying name of any of its shares; decreasing the par value of shares (if the Corporation is authorized to issue shares of a class of shares with par value); increasing the par value of shares (if the Corporation is authorized to issue shares of a class of shares with par value and none of the shares of that class of shares are allotted or issued); altering its notice of articles in order to change its name (this may also be done by directors’ resolution); and changing the number of directors (this may only be done by directors’ resolution).

In addition, certain solvency tests must be met under the BCBCA in order for the Corporation to: (i) acquire its own shares, including by redemption; (ii) reduce the capital of any class or series of shares; or (iii) pay dividends.

share capital to create a larger number of shares; (iii) converting all or any of New MFC’s paid-up shares into stock, and reconverting that stock into paid-up shares of any denomination; (iv) subdividing New MFC’s shares or any of them into shares of an amount smaller than that fixed by the Memorandum of Association, provided the amount unpaid on each of the reduced shares, if any, is proportional to the amount paid on the share from which it was derived, (i.e. the share capital remains unchanged); (v) cancelling shares which, at the date of the passing of the resolution that created them, have not been taken (or agreed to be taken), and diminishing the share capital by the amount of shares so cancelled or, in the case of shares without nominal or par value, diminishing the number of shares into which New MFC’s capital is divided; and (vi) appointing a director.

Pursuant to the New MFC Articles of Association, any alteration or abrogation of all or any of the special rights for the time being attached to any class of shares of New MFC will require: (i) the consent in writing of the holders of two-thirds (2/3) of the issued shares of that class; or (ii) the approval of the holders of not less than two-thirds (2/3) of the issued shares of that class, who, being entitled to do so, vote in person or by proxy at a general meeting of the class, and the necessary quorum for a shareholder meeting to consider such a proposal will be the persons holding or representing by proxy the majority of the shares of the relevant class.

Similar to the BCBCA, certain solvency tests must be met under the Cayman Law in order for New MFC to: (i) acquire its own shares, including by redemption; or (ii) pay dividends.

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Subject Matter	British Columbia	Cayman Islands
Unlike the BCBCA, under Cayman Law, there is no requirement for shareholders to approve the sale, lease or exchange of all or substantially all of New MFC’s property.

Derivative Actions

Under the BCBCA, a shareholder or director of the Corporation or any other Person who, in the discretion of the court, is an appropriate Person to make an application, may, with leave of the court, bring an action on behalf of the Corporation to enforce an obligation owed to the Corporation or to obtain damages for any breach of such obligation or to defend in the name of, and on behalf of, the Corporation, an action brought against the Corporation.

The court may grant leave if: (i) the complainant has made reasonable efforts to cause the directors of the Corporation to prosecute or defend the legal proceeding; (ii) notice of the application for leave has been given to the Corporation and to any other person the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court that it is in the best interests of the Corporation for the legal proceeding to be prosecuted or defended. The court may make any order it determines appropriate. In addition, the court may order the Corporation to pay the interim costs including legal fees and disbursements. However, the complainant may be held accountable to repay some or all of the costs on final disposition of the action.

In most cases, the company is the proper plaintiff in any claim based on a breach of duty owed to the company or a claim against (for example) the company’s officers or directors.

However, based on English authorities, which are persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which: (i) a company is acting, or proposing to act, illegally or beyond the scope of its authority; (ii) the company has not obtained the required authority to do the act complained of (for example, where the act requires authorisation by a special majority which has not been obtained); or (iii) those who control the company are perpetrating a “fraud on the minority”.

A shareholder may have a direct right of action against a company where the individual rights of that shareholder have been infringed or are about to be infringed but relief in those circumstances is usually restricted to declaratory or injunctive relief.

A shareholder must apply for leave of the Grand Court to bring a derivative action if a defendant gives notice of an intention to defend such an action.

Remedies for Oppression	The BCBCA provides that a shareholder has the right to apply to the court on the grounds that the affairs of the Corporation are being conducted or that the powers of the directors have been exercised in a manner that is oppressive to one or more shareholders, or that some action has been	There is no free-standing statutory cause of action on the basis of “oppression” or “unfair prejudice” in the Cayman Islands. However, a shareholder can petition the Cayman Islands court on the basis that it is “just and equitable” to wind up the company.
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Subject Matter	British Columbia	Cayman Islands

or may be taken which is unfairly prejudicial to one or more shareholders. The court may make any order it considers appropriate to remedy or bring to an end the matters complained of.

Under this section, the term shareholder includes a legal or beneficial owner of shares, or any other person whom the court considers appropriate.

The oppression remedy provides the court with a broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of the complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights.

If the court hearing a shareholder’s petition is of the opinion that it is just and equitable that the company be wound up, the court then also has jurisdiction to make the following orders as an alternative to winding up the company: (i) an order regulating the conduct of the company’s affairs in the future; (ii) an order requiring the company to refrain from doing an act which the petitioner has complained of, or to do an act which the petitioner has complained that it has omitted to do; (iii) an order authorising civil proceedings to be brought in the name and on behalf of the company by the petitioner; or (iv) an order providing for the purchase of the shares of any shareholder of the company by the company or by other shareholders of the company.

Rights of Dissent and Appraisal

Under the BCBCA, the shareholders of the Corporation have the right to dissent in respect of a resolution: (i) to alter its Articles to alter the restrictions, if any, on the powers of the Corporation or the business carried on by the Corporation; (ii) to approve certain mergers; (iii) to approve an arrangement, the terms of which permit dissent; (iv) to continue the Corporation into another jurisdiction; (v) to sell, lease or otherwise dispose of all or substantially all of the Corporation’s undertaking; or (vi) on any other resolution that authorizes dissent. A shareholder who dissents in accordance with the BCBCA is entitled to be paid the fair value of their shares by the Corporation.

Save in the case of a proposed merger or consolidation (pursuant to which a dissenting shareholder who follows the procedure set out in the Cayman Law is entitled to payment of the fair value of their shares), there is no specific right of dissent for shareholders under the Cayman Law. However, a shareholder is able to initiate proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful. Further, in connection with the compulsory transfer of shares in a squeeze-out transaction, a minority shareholder may apply to the court within one month of receiving notice of the compulsory transfer objecting to that transfer. In these circumstances, the burden is on the minority shareholder to show that the court should exercise its discretion to prevent the compulsory transfer on the basis that it is unfair to the shareholder.

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Subject Matter	British Columbia	Cayman Islands
Meetings on Requisition of Shareholders	Under the BCBCA, holders of not less than 5% of the issued shares of the Corporation that carry the right to vote at general meetings, may requisition that the directors call a meeting of shareholders for the purposes stated in the requisition. On receiving a requisition that complies with the requirements under the BCBCA, the directors must call a general meeting of the Corporation to be held within four months of receiving the requisition. If the directors do not call such meeting within 21 days from the date of the deposit of the requisition, the requisitioning shareholders, or any one of them, holding not less than 2.5% of the issued shares of the Corporation that carry the right to vote at general meetings, may call the meeting.	The Cayman Law does not provide for equivalent rights of shareholders to requisition shareholder meetings as under the BCBCA. However, New MFC’s Memorandum and Articles of Association provide that shareholders holding 20% or more of the voting rights in respect of the matter for which a meeting is requisitioned may requisition a shareholder meeting. On receiving a requisition that complies with the requirements of New MFC’s Memorandum and Articles of Association, the directors must call a general meeting of New MFC to be held within four months of receiving the requisition. If the directors do not call such meeting within 21 days from the date of the deposit of the requisition, the requisitioning shareholders, or any of them holding not less than half of the voting rights of all of them, may convene the meeting.

Shareholder Quorum

Under the BCBCA, a quorum for transacting business at a meeting of shareholders of the Corporation is established by the Articles, and if no quorum is in the Articles, two shareholders entitled to vote at the meeting will constitute a quorum.

Under the Articles, the quorum for transacting business at a meeting of shareholders of the Corporation is two persons who are entitled to vote at the meeting in person or by proxy.

Further, if only one shareholder is entitled to vote at a meeting of the shareholders, the quorum required is the one shareholder, present in person or by proxy.

Similarly, under the Cayman Law, a company may set the quorum in the company’s Memorandum and Articles of Association provided it is at least one individual. New MFC’s Memorandum and Articles of Association provide that a quorum is at least two shareholders present in person or by proxy representing at least 20% of the shares entitled to vote at the meeting. Further, if only one shareholder is entitled to vote at a meeting of the shareholders, the quorum required is the one shareholder, present in person or by proxy.
Annual Meetings	Under the BCBCA, the Corporation must hold an annual general meeting of shareholders at least once in each calendar year and not more than 15 months after the annual reference date for	The Cayman Law does not require exempted companies such as New MFC to hold annual general meetings. The New MFC Memorandum and Articles of Association provide that New MFC
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Subject Matter	British Columbia	Cayman Islands
	the preceding calendar year.	may, but is not obliged to hold an annual general meeting in each year. However, so long as the shares of New MFC are listed for trading on the Exchange or another stock exchange, New MFC shall hold annual general meetings, from time to time, as may be required under the applicable rules and regulations of the Exchange or such other stock exchange on which the shares of New MFC are listed for trading.

Place of Meetings

The BCBCA generally requires all meetings of shareholders to be held at any location in British Columbia unless the Articles of the Corporation provide that meetings may be held outside British Columbia. The Articles of MFC specify that shareholder meetings may be held at any location inside or outside British Columbia as fixed by a resolution of the directors, in addition to the following locations:

-          Hong Kong, China

-          Munich, Germany

-          Shanghai, China

-          Zurich, Switzerland

-          Vienna, Austria

-          Hamilton, Bermuda

-          Frankfurt, Germany

-          Bridgetown, Barbados

-          Toronto, Canada

The Cayman Law permits, and the New MFC Memorandum and Articles of Association provide, for meetings to be held at any place and time as set forth in the notice of meeting.
Notice of Meetings	Under the BCBCA, the Corporation must give not less than 21 days’ and not more than two months’ notice to the shareholders of a meeting of shareholders.

The Cayman Law provides that, in default of any regulations as to summoning general meetings, a minimum of five days’ notice is required to be given of a meeting of the shareholders of a company.

The New MFC Memorandum and Articles of Association require that both annual general meetings and special general meetings be called by not less than ten clear days’ notice in writing.

Shareholder	Generally under the BCBCA, a proposal	Under the Cayman Law and the New
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Subject Matter	British Columbia	Cayman Islands
Proposals

may be submitted by a shareholder who is the registered or beneficial holder of, or has the support of the registered or beneficial holders of, at least 1% of the total number of outstanding voting shares of the Corporation, or voting shares whose market value is at least $2,000. In addition, the shares must have been held for an uninterrupted period of at least two years immediately prior to the date of the signing of the proposal. If the proposal is submitted at least three months before the anniversary date of the previous annual meeting and the proposal meets others specified requirements, then the Corporation must send the proposal and written statements to all persons entitled to receive notice of an annual general meeting of the Corporation.

If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the Corporation must allow the submitter to present the proposal, in person or by proxy, at such meeting. If two or more proposals received by the Corporation in relation to the same annual general meaning are substantially the same, the Corporation only needs to comply with such requirements in relation to the first proposal received and not any others. The Corporation may also refuse to process a proposal in certain circumstances including, when the directors have called an annual general meeting to be held after the date the proposal is received and sent a notice of the meeting; when substantially the same proposal was submitted to shareholders in a notice of meeting or information circular relating to an annual general meeting of shareholders held within five years preceding the receipt of the request and the proposal did not obtain the prescribed level of support; or when a proposal deals with matters beyond the Corporation’s powers to implement it.

MFC Articles of Association, a resolution, including a resolution to elect a director, will only be put to a vote at a meeting of the shareholders if: (i) it is proposed by or at the direction of the New MFC Board; (ii) it is proposed at the direction of the Grand Court of the Cayman Islands; (iii) the chairman of the meeting in his or her absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting; or (iv) it is proposed in connection with the requisition of a meeting by the shareholders in accordance with the New MFC Memorandum and Articles of Association.

Any director nominations by shareholders of New MFC at a meeting must be received by New MFC in compliance with its Memorandum and Articles of Association which include terms substantially similar to MFC’s existing advance notice policy.

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Subject Matter	British Columbia	Cayman Islands
Any additional director nominations by shareholders for an annual general meeting must be received by the Corporation in compliance with the terms of the Corporation’s advance notice policy.

Number of Directors

The BCBCA provides that a public company must have at least three directors. The Articles provide that the number of directors is the greater of three and the numbers set by the most recent of (i) an ordinary resolution by the directors, and (ii) the number of directors actually elected or continued in office following a meeting of the shareholders at which there should be an election of directors and at which the places of any of the retiring directors are not filled by that election.

Pursuant to the New MFC Memorandum and Articles of Association, the number of directors is the greater of three and the number set by the most recent of (i) an ordinary resolution by the directors, and (ii) the number of directors actually elected or continued in office following a meeting of the shareholders at which there should be an election of directors and at which the places of the retiring directors are not filled by that election.
Removal of Directors	The Articles of MFC and the BCBCA provide that a director can be removed by Special Resolution.	New MFC’s Articles of Association provide that a director may be removed from office by Cayman Special Resolution.
Vacancies on the Board of Directors

Under the BCBCA, a vacancy that occurs as a result of a removal of a director may be filled by the shareholders at the shareholders’ meeting at which the director was removed. If the vacancy is not filled at such meeting, it may be filled by the shareholders or by the remaining directors. A casual vacancy may be filled by the remaining directors.

New MFC’s Articles of Association provide that continuing directors may act notwithstanding any vacancy in their body, but if and for so long as their number is below any fixed minimum number of directors, the continuing directors may act for the purpose of passing a resolution to adjust the number of directors to eliminate the vacancy, appoint further directors or convening a meeting of shareholders to appoint further directors but for no other purpose.

Residence of Directors	The BCBCA places no residency requirements on the directors of the Corporation.	The Cayman Law does not require a listed company to have resident directors in the Cayman Islands.
Participation at Meetings of Shareholders

The BCBCA provides that a shareholder or proxy holder may participate and vote at a meeting of shareholders by telephone or other communications medium as long as all shareholders and proxy holders are

The Cayman Law and New MFC’s Articles of Association also provides for attendance by telephone or other means of communication that allows all participants to communicate with each
42

Subject Matter	British Columbia	Cayman Islands
	able to communicate with each other. There is no obligation on the Corporation to facilitate this.	other simultaneously and instantaneously.

Solicitation of Proxies	The BCBCA does not require the Corporation to solicit proxies. However, the Corporation must abide by securities legislation in British Columbia which requires the solicitation of proxies and sending a form of proxy to each shareholder in connection with shareholder meetings.

The Cayman Law does not require companies to solicit proxies. However, New MFC will continue to be subject to applicable securities laws and the provisions thereunder, which will require New MFC to solicit proxies and send a form of proxy to each shareholder in connection with shareholder meetings.

Indemnification of Directors and Officers

The BCBCA imposes a fiduciary duty on every director and officer of the Corporation to act honestly and in good faith with a view to the best interests of the Corporation. Under the BCBCA, the Corporation may indemnify a director or officer, or former directors or officers, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, incurred by the director or officer with respect to a proceeding to which the director or officer is made a party by reason of being or having been a director or officer of the Corporation. This is subject to such person complying with his or her fiduciary duty to act honestly and in good faith with a view to the best interests of the Corporation. Additionally, in the case of a proceeding other than a civil proceeding, such person must have had reasonable grounds for believing such person’s conduct was lawful. MFC’s Articles require the Corporation to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the BCBCA. The Articles of MFC also require the Corporation to reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Corporation.

Although the Cayman Law does not specifically restrict a company’s ability to indemnify its directors or officers, it does not expressly provide for such indemnification. However, certain Cayman Islands jurisprudence indicates that the indemnification is generally permissible, unless there has been wilful default, wilful neglect, fraud, dishonesty or breach of fiduciary duty on the part of the director or officer in question, although these limits to indemnification are not settled.

New MFC’s Articles of Association provide that each of the New MFC’s directors and officers may be indemnified out of the assets of New MFC against any liability incurred by him or her as a result of any act or failure to act in carrying out his or her functions other than such liability, if any, that he or she may incur by his or her own actual fraud or willful default.

43

Subject Matter	British Columbia	Cayman Islands
Shareholder Consent to Action without a Meeting

Under the BCBCA, shareholder action without a meeting may be taken by a consent resolution of shareholders provided that it satisfies all the requirements relating to meetings of shareholders set forth in the Articles of the Corporation, the BCBCA and the regulations thereunder.

The Cayman Law permits both ordinary and special resolutions to be passed by the unanimous written consent of the shareholders in lieu of a meeting.
Distributions and Dividends; Repurchases and Redemptions

Dividends

Under the BCBCA, the Corporation may pay a dividend in money or property unless there are reasonable grounds for believing that the Corporation is insolvent, or the payment of the dividend would render the Corporation insolvent. The Corporation may also pay a dividend by issuing shares or warrants.

Repurchase and Redemption

Under the BCBCA, subject to solvency tests similar to those applicable to the payment of dividends (as set out above), the Corporation may redeem, on the terms and in the manner provided in the Articles of the Corporation, any of its shares that has a right of redemption attached to it.

Under the BCBCA, the purchase or other acquisition by the Corporation of its shares is generally subject to the Articles and to the solvency tests similar to those applicable to the payment of dividends, as set out above.

The Corporation is permitted, under the Articles, to purchase, redeem or otherwise acquire any of its shares, subject to the special rights and restrictions attached to such class or series of shares.

Dividends

Under the Cayman Law, dividends may be paid out of profits or out of the share premium account of a company, but may not be paid out of a company’s capital. No dividend may be paid to the shareholders out of a company’s share premium account unless the distributing company will be able to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution is proposed to be paid. Under New MFC Articles of Association the directors may declare and pay a distribution in money or by distribution of specific assets.

Repurchase and Redemption

Under New MFC’s Articles of Association, New MFC may issue redeemable shares on such terms an in such manger as the directors may determine before the issue of such shares. Under the Cayman Law New MFC may redeem or repurchase its shares if permitted by New MFC Articles of Association or authorized by resolution of the shareholders. If permitted/authorised the following requirements must also be met: (i) the shares to be redeemed or purchased must be fully paid; (ii) there must be a remaining shareholder holding a share following the redemption or purchase; (iii) in certain circumstances, payments must be made to/from the company’s capital redemption reserve; (iv) the redemption or repurchase must be on

44

Subject Matter	British Columbia	Cayman Islands

the terms and in the manner provided in New MFC Articles of Association or shareholder resolutions, as applicable; and (v) in respect of a payment out of capital or from the share premium account, the solvency test will need to be satisfied (i.e. that the company is able to pay its debts as they fall due in the ordinary course of business).

Under the Cayman Law, a company may pay for the redemption or purchase of shares: (i) from profits; (ii) from the proceeds of a fresh issue; (iii) out of the share premium account; or (iv) out of capital provided that the company meets the solvency test outlined above.

Amendment of Governing Documents

Under the BCBCA, the Corporation may amend its Articles or notice of articles by: (i) the type of resolution specified in the BCBCA; (ii) if the BCBCA does not specify a type of resolution, then by the type specified in the Articles; or (iii) if the Articles do not specify a type of resolution, then by Special Resolution. Thus, the BCBCA permits many substantive changes to the Articles or notice of articles (such as a change in the Corporation’s authorized share structure or a change in the special rights or restrictions that may be attached to a certain class or series of shares) to be changed by the resolution specified in the Articles of the Corporation. The Articles of the Corporation provide that the directors may, by ordinary resolution, alter any part of the Articles of the Corporation unless the BCBCA requires that such resolution be approved by the shareholders of the Corporation, in which case such alteration must be approved by the type of resolution specified in the BCBCA.

Under the Cayman Law and New MFC’s Articles of Association, the Memorandum and Articles of Association may only be amended by Cayman Special Resolution.

The New MFC Board may not effect amendments to New MFC’s Memorandum and Articles of Association on its own.

45

Share Capital of New MFC

The authorized share capital of New MFC consists of US$450,000 divided into 300,000,000 common shares of US$0.001 par value each and 150,000,000 preference shares divided into US$0.001 par value each.

Based upon the number of MFC Shares outstanding as of the date hereof, it is expected that there will be approximately 12,538,440 New MFC Shares outstanding on the Effective Date, subject to the valid exercise by MFC Shareholders of their Dissent Rights in connection with the Arrangement and the cancellation of any MFC Shares in connection with Odd Lot Purchases.

New MFC Shares

The rights, privileges, restrictions and conditions attaching to the New MFC Shares are substantially the same as the rights, privileges, restrictions and conditions attaching to the MFC Shares. The holders of New MFC Shares are entitled to: (a) receive notice of and to attend and vote at all meetings of the shareholders of New MFC and each New MFC Share confers the right to one vote in person or by proxy at all meetings of shareholders of New MFC; (b) receive such dividends in any financial year as the New MFC Board may by resolution determine; and (c) in the event of the liquidation, dissolution or winding-up of New MFC, whether voluntary or involuntary, receive the remaining property and assets of New MFC subject to the rights of holders of any preferred shares.

New MFC Preferred Shares

Preference shares may be issued from time to time in one or more classes or series, each of such class or series to have such voting powers (full or limited or without voting powers) designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed, or in any resolution providing for the issue of such class or series adopted by the New MFC Board. The New MFC Board has authority, subject to the provisions of the Memorandum and Articles of Association and applicable law, to create one or more classes or series of preference shares and, with respect to each such class or series, to fix by resolution such rights and restrictions upon such preference shares as the New MFC Board may determine.

New MFC Incentive Plan

Pursuant to the Arrangement, New MFC will adopt the New MFC Incentive Plan, and the MFC Incentive Plans will be cancelled. There are currently 200,000 MFC Options outstanding under the MFC Incentive Plans. Following the Arrangement, there will be 40,000 New MFC Options outstanding under the New MFC Incentive Plan. The New MFC Incentive Plan will be substantially on the same terms as the MFC 2014 Incentive Plan. Below is a summary of the material features of the New MFC Incentive Plan, which is qualified in its entirety by reference to the full text of the New MFC Incentive Plan, attached hereto as Schedule “G”.

Purpose

The purpose of the New MFC Incentive Plan is to promote the long-term success of New MFC and the creation of shareholder value by encouraging the attraction and retention of employees and non-employee directors with exceptional qualifications, encouraging them to focus on the critical long-range objectives of New MFC and linking their interests directly to shareholder interests through increased share ownership. The New MFC Incentive Plan is intended to achieve this purpose by making a material

46

portion of their incentive compensation dependent upon the achievement of strategic, financial and operative objectives critical to increasing shareholder value.

Eligibility

Awards granted under the New MFC Incentive Plan may be made only to employees, officers, non-employee directors or consultants to New MFC or any affiliates.

Shares Subject to the New MFC Incentive Plan

Subject to adjustment for changes in capitalization, the total number of New MFC Shares subject to all awards under the New MFC Incentive Plan will be equal to one-fifth of the number of the MFC Shares subject to the existing MFC Incentive Plans immediately prior to the Effective Time.

In addition, the aggregate fair value of Awards (as defined in the New MFC Incentive Plan) granted to any one non-employee director cannot exceed $100,000 in any one year, and the aggregate number of securities issuable to all non-employee directors cannot exceed 1% of the issued and outstanding New MFC Shares.

Types of Awards

The New MFC Incentive Plan allows New MFC to grant the following types of awards: New MFC Options; options; restricted share rights; restricted shares; performance shares; performance share units; and share appreciation rights.

Adjustment to Capitalization

In the event of any change in the outstanding New MFC Shares by reason of a recapitalization, merger, consolidation, combination, reorganization, exchange of shares, or other similar corporate change, the aggregate number of New MFC Shares available under the New MFC Incentive Plan and subject to each outstanding award, and its stated exercise price or the basis upon which the award is measured, shall be adjusted appropriately.

Change in Control Provisions

The New MFC Incentive Plan contains a “double trigger” change in control provision whereby New MFC Incentive Plan participants who are employees or officers of, or consultants to, New MFC only receive benefits in connection with a change in control when either their employment or service terminates due to their discharge without cause or resignation with good reason.

Forfeiture Provisions

New MFC will specify in an award agreement that a participant’s rights, payments and benefits with respect to an award shall be subject to reduction, cancellation or forfeiture upon the occurrence of specified events, such as termination of employment for cause, a violation of company policies, fraud or a breach of a non-competition or confidentiality restrictive covenant.

Award Repricing

The New MFC Incentive Plan explicitly prohibits the repricing of options.

47

Transferability

According to the New MFC Incentive Plan, with limited exceptions, no award granted under the New MFC Incentive Plan may be sold, transferred, pledged or assigned unless otherwise determined by New MFC.

Amendment, Modification and Termination

The New MFC Board may at any time terminate, amend or modify the New MFC Incentive Plan, provided that such action be subject to approval by shareholders when required by law, regulation, any stock exchange rule for any exchange on which the New MFC Shares are listed or the terms of the New MFC Incentive Plan. Additionally, no amendment, modification or termination of the New MFC Incentive Plan or any award under the New MFC Incentive Plan shall in any manner adversely affect any award previously granted without the consent of the holder thereof.

Specifically, the New MFC Incentive Plan mandates that the New MFC Board may not, without the approval of shareholders: (a) reduce the purchase price or exercise price of any outstanding award, including any option or share appreciation right; (b) extend the expiry date of any outstanding option or share appreciation right, except as expressly permitted by the New MFC Incentive Plan; (c) increase the number of New MFC Shares available under the New MFC Incentive Plan (other than any adjustment as a result of a recapitalization); (d) grant options with an exercise price that is below Fair Market Value (as that term is defined in the New MFC Incentive Plan) on the grant date; (e) amend the New MFC Incentive Plan to remove or to exceed the participation limits set forth in the New MFC Incentive Plan; or (f) cancel any option or share appreciation right in exchange for cash or any other award or in exchange for any option or SAR with an exercise price that is less than the exercise price of the original option or share appreciation right.

Tax Withholding

New MFC has the power to withhold or require a participant to remit to New MFC an amount sufficient to satisfy all withholding tax requirements on any award under the New MFC Incentive Plan.

No Shareholders Rights

No award gives the participant any of the rights of a shareholder unless and until New MFC Shares are in fact issued to such person in connection with such award.

Directors and Officers of New MFC

Michael J. Smith is currently the sole director of New MFC. Prior to the Effective Time, the New MFC Board will be reconstituted to comprise of the same people as the MFC Board of Directors, being Michael J. Smith, Gerardo Cortina, Indrajit Chatterjee, Shuming Zhao, Silke S. Stenger, Friedrich Hondl and Jochen Dümler. Each director of New MFC will hold office until the close of the next annual meeting of shareholders of New MFC or until their successors are elected or appointed. The New MFC Board will have the same committees with the same responsibilities as the Board of Directors as of the Effective Date. In addition, upon completion of the Arrangement, the management team of New MFC shall be comprised of those individuals who are part of the management team of MFC immediately prior to the Effective Date.

48

Exchange Listings

MFC has applied for the listing of the New MFC Shares on the Exchange in substitution of the MFC Shares, and is expecting to receive approval of same prior to the Meeting. If the Arrangement is completed, the New MFC Shares will be listed on the Exchange upon completion of the Arrangement, and will commence trading at the opening of business on the first trading day after completion of the Arrangement. The New MFC Shares will continue to trade on the Exchange under the existing MFC Share symbol: “MFCB”.

Upon completion of the Arrangement, New MFC intends to seek a secondary listing of the New MFC Shares on an international stock exchange. A secondary listing on an international stock exchange could provide enhanced liquidity to shareholders and provide further exposure and financing alternatives to New MFC.

Beneficial Ownership of Securities of New MFC

To the knowledge of management of the Corporation, the persons who will own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the New MFC Shares upon completion of the Arrangement will be the same persons, as set out under the section entitled “Voting Securities and Principal Holders Thereof”, subject to any adjustments necessary as a result of the valid exercise by MFC Shareholders of their Dissent Rights in connection with the Arrangement and the cancellation of any MFC Shares in connection with Odd Lot Purchases.

Auditors, Transfer Agent and Registrar

The auditors of New MFC will be PricewaterhouseCoopers LLP. It is expected that the transfer agent and registrar of the New MFC Shares will be Computershare, with their office at 480 Washington Boulevard, 27th Floor, Jersey City, New Jersey 07310, USA.

Material Contracts

Following the Arrangement, the material contracts of MFC will (indirectly) be the material contracts of New MFC. See the 2016 Annual Report which is incorporated by reference in this Circular.

Risk Factors

Certain risk factors relating to the activities of MFC are contained in the 2016 Annual Report in the section entitled “Certain Risk Factors” and its MD&A for the three months ended March 31, 2017 in the section entitled “Risk Factors”, which risk factors are incorporated herein by reference. Risk factors related to the business of MFC as contained in the 2016 Annual Report will generally continue to apply to New MFC after the Effective Date and will not be affected by the Arrangement. If the Arrangement is completed, the business and operations of, and an investment in, securities of New MFC will be subject to these risk factors. MFC Shareholders should carefully consider those risk factors as well as the additional risk factors set forth below and consider all other information contained herein and in MFC’s other public filings before making an investment decision.

Transaction Risks

In evaluating the Arrangement, MFC Shareholders should carefully consider, in addition to the other information contained in this Circular, the risks and uncertainties described below before deciding to vote

49

in favour of the Arrangement. While this Circular has described risks and uncertainties that management believes to be material, it is possible that other risks and uncertainties affecting the business of New MFC will arise or be material in the future.

If New MFC is unable to effectively address these and other potential risks and uncertainties following a successful completion of the Arrangement, the business, financial condition or results of operations of New MFC could be materially and adversely affected.

The Arrangement May Not Be Completed

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of MFC, including MFC Shareholders approving the Arrangement. There is no certainty, nor can MFC provide any assurance, that these conditions will be satisfied.

Possible Failure to Realize Anticipated Benefits of the Arrangement

MFC proposed the Arrangement in order to achieve the benefits set forth in “The Arrangement - Benefits of the Arrangement” and “ The Arrangement - Approval and Recommendation of the Board of Directors”. There can be no assurance, however, that the anticipated benefits of the Arrangement will materialize. It is possible that the risks and uncertainties described in this Circular will arise and become material to such an extent that some or all of the anticipated benefits of the Arrangement never materialize or are nullified.

United States Tax Characterization of the Exchange

Although the matter is not free from doubt, it is intended that the exchange of MFC Shares for New MFC Shares and cash qualify as a taxable transaction for US federal income tax purposes. If the exchange is treated as a taxable transaction, then a US Holder of MFC Shares that exchanges such MFC Shares for New MFC Shares and cash pursuant to the Arrangement generally will be required to recognize gain or loss equal to the difference, if any, between (i) the sum of the cash (including any cash received in lieu of a fractional MFC Share) and the fair market value of the New MFC Shares received by such US Holder in the Arrangement and (ii) such US Holder’s adjusted tax basis in the MFC Shares exchanged therefor.

However, it is possible that the transaction could be treated by the IRS and/or a reviewing court as a transaction described in section 351 or 368 of the Code (in this section, “non-recognition transaction”) for US federal income tax purposes. If the IRS were to successfully assert that the exchange qualified as a non-recognition transaction, then the following results would occur: (1) in the case of a US Holder who receives cash (including any cash received in lieu of a fractional MFC Share) and New MFC Shares pursuant to the arrangement, if the sum of the cash and the fair market value of the New MFC Shares received by a US Holder in the arrangement in exchange for such US Holder’s MFC Shares is greater than such US Holder’s adjusted tax basis in such US Holder’s MFC Shares, then such US Holder will recognize gain equal to the lesser of: (i) the amount, if any, by which the sum of the cash and the fair market value of the New MFC Shares received by such US Holder exceeds such US Holder’s adjusted tax basis in such US Holder’s MFC Shares; and (ii) the amount of cash received by such US Holder in the Arrangement; or (2) In the case of a US Holder who receives a combination of cash (including any cash received in lieu of a fractional MFC Share) and New MFC Shares pursuant to the arrangement, if the sum of the cash and the fair market value of the New MFC Shares received by a US Holder in the arrangement in exchange for such US Holder’s MFC Shares is less than such US Holder’s adjusted tax basis in such US Holder’s MFC Shares, such US Holder will not recognize a loss.

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All MFC Shareholders are urged to consult their own tax advisors regarding the tax consequences of participating in the Arrangement.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person of the Corporation nor any affiliate or associate of any such informed person, has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except with an interest arising from the ownership of MFC Shares where such person or corporation will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares who are resident in Canada. For the purposes of this Circular, an “informed person” means (i) a director or officer of the Corporation, (ii) a director or officer of a person or company that is itself an informed person, or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attaching to all outstanding voting securities of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no individual who has been a director or executive officer of the Corporation any time since the beginning of the last financial year of the Corporation, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership of MFC Shares or otherwise, in any matter to be acted upon at the Meeting.

ADDITIONAL INFORMATION

The Corporation files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public at the SEC’s website at www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available under the Corporation’s profile on SEDAR at www.sedar.com. Financial information concerning the Corporation is contained in its annual audited financial statements and MD&A for the year ended December 31, 2016 and its interim financial statements and MD&A for the three months ended March 31, 2017, which can be found at the above mentioned websites. The Corporation will provide to any person or company, upon request to the President of the Corporation, one copy of the Corporation’s financial statements and MD&A.

OTHER BUSINESS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the MFC Shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

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CERTIFICATION AND BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the MFC Shareholders have been approved by the Board of Directors.

DATED at Vancouver, British Columbia, on the 9th day of June, 2017.

ON BEHALF OF THE BOARD OF DIRECTORS OF MFC BANCORP LTD.

/s/ Michael Smith
Managing Director, President
and Chief Executive Officer
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SCHEDULE “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (as may be modified or amended, the “Arrangement”) under section 291 of the Business Corporations Act (British Columbia) involving MFC Bancorp Ltd. (“MFC”), its securityholders and MFC 2017 Ltd. (“New MFC”) and MFC 2017 II Ltd. (“MFC 2017 II”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of MFC dated June 9, 2017, is hereby authorized, approved and adopted;

2.	The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving MFC and implementing the Arrangement, the full text of which is set out in Schedule “A” to the Amended and Restated Arrangement Agreement dated June 7, 2017 among MFC, New MFC and MFC 2017 II (the “Arrangement Agreement”) which is attached at Schedule “B” to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.	The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of MFC in approving the Arrangement and the actions of the officers of MFC in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of MFC or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of MFC are hereby authorized and empowered, without further notice to, or approval of, the securityholders of MFC:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.	Any one or more directors or officers of MFC is hereby authorized, for and on behalf and in the name of MFC, to execute and deliver, whether under corporate seal of MFC or not, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of MFC, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by MFC, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing by or on behalf of MFC.
A-1

SCHEDULE “B”

ARRANGEMENT AGREEMENT

AMENDED AND RESTATED

ARRANGEMENT AGREEMENT

BETWEEN

MFC BANCORP LTD.

AND

MFC 2017 LTD.

AND

MFC 2017 II LTD.

June 7, 2017

B-1

SCHEDULE A -	Plan of Arrangement	B-15
SCHEDULE B -	MFC Resolutions	B-26
B-2

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AGREEMENT dated as of the 7th day of June, 2017.

BETWEEN:

MFC BANCORP LTD., a corporation existing under the laws of the Province of British Columbia

(“MFC”)

AND

MFC 2017 LTD., a corporation existing under the laws of the Cayman Islands

(“New MFC”)

AND

MFC 2017 II LTD., a corporation existing under the laws of the Cayman Islands

(“MFC 2017 II”)

WHEREAS:

A.	MFC is the registered and beneficial owner of one (1) New MFC Share, being all of the issued and outstanding shares in the capital of New MFC;

B.	MFC 2017 II is a wholly-owned subsidiary of New MFC;

C.	The boards of directors of each of MFC, New MFC and MFC 2017 II have determined that it would be in the best interests of New MFC, MFC 2017 II and MFC for MFC to substitute the public listing of the MFC Shares for trading on the New York Stock Exchange to New MFC, and to become a wholly-owned subsidiary of MFC 2017 II, and for New MFC to become a publicly traded holding company whose primary asset, held through MFC 2017 II, is all of the issued and outstanding MFC Shares;

C.	MFC, New MFC and MFC 2017 II wish to complete a reorganization of MFC, New MFC and MFC 2017 II pursuant to a plan of arrangement (the “Plan of Arrangement”) under Sections 288 to 299 of the Business Corporations Act (British Columbia) on the terms of the Plan of Arrangement attached as Schedule “A” to this Agreement; and

D.	The parties entered into an arrangement agreement on June 7, 2017 (the “Original Arrangement Agreement”) setting out the terms and conditions on which the Arrangement will be carried out.

E.	The parties desire to amend and restate the Original Arrangement Agreement as set forth herein in order to reflect certain agreed changes to the Plan of Arrangement attached as Schedule “A” to this Agreement.
B-3

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby agree that the Original Arrangement Agreement is, as of and at the date first written above, amended and restated in its entirety as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

(a)	“Agreement” means this Agreement (including Schedule “A” and Schedule “B”) as the same may be supplemented or amended from time to time;

(b)	“Arrangement” means the arrangement under Sections 288 to 299 of the Business Corporations Act on the terms and conditions set out in the Plan of Arrangement attached as Schedule “A” and any amendment or variation thereto;

(c)	“Business Corporations Act” means the Business Corporations Act, S.B.C. 2002, c.57, as amended;

(d)	“Business Day means any day which is not a Saturday, Sunday or a day on which banks are not open for business in Vancouver, British Columbia or George Town, Cayman Islands;

(e)	“Confidential Information” has the meaning ascribed hereto in Section 4.4;

(f)	“Court” means the Supreme Court of British Columbia;

(g)	“Dissent Rights” means the right of a registered MFC Shareholder to dissent to the MFC Resolutions pursuant to the Arrangement Agreement and the Interim Order and in accordance with the provisions of the Business Corporations Act, and to be paid the fair value of the MFC Shares in respect of which the holder dissents;

(h)	“Effective Date” means the date that is three Business Days after the last of the conditions precedent for the completion of the Arrangement have been satisfied or waived or such earlier or later date as is agreed to by the parties hereto;

(i)	“Effective Time” means 12:01 a.m. on the Effective Date;

(j)	“Exchange” means the New York Stock Exchange;

(k)	“Final Order” means the final order of the Court approving the Arrangement following the application therefor contemplated by Section 2.1, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed then, unless such appeal is withdrawn or denied, as affirmed;

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(l)	“Interim Order” means the interim court order of the Court providing for, among other things, the calling and holding of the MFC Meeting following the application therefor contemplated by Section 2.1, as the same may be amended, supplemented or varied by the Court;

(m)	“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, judicial or arbitral administrative or ministerial or departmental or regulatory judgments, orders, decisions, policies, guidelines, rulings or awards, including general principles of common law, legally binding on the Person referred to in the context in which the word is used;

(n)	“MFC 2014 Incentive Plan” means the 2014 Equity Incentive Plan;

(o)	“MFC Circular” means the notice of the MFC Meeting and the accompanying management information circular, including all schedules thereto, to be sent to the MFC Shareholders and others in connection with the MFC Meeting, together with any amendments or supplements thereto;

(p)	“MFC Incentive Plans” means, each of the 2014 Incentive Plan, the 2008 Incentive Plan and the 1999 Stock Option Plan of MFC;

(q)	“MFC Meeting” means the special meeting of MFC Shareholders and any adjournment(s) or postponement(s) thereof to be held to consider and, if deemed advisable, approve the MFC Resolutions;

(r)	“MFC Resolutions” means the special resolutions of the holders of MFC Shares approving the Plan of Arrangement as required by the Interim Order, as attached as Schedule B hereto;

(s)	“MFC Shareholders” means the registered holders of MFC Shares;

(t)	“MFC Shares” means the common shares in the capital of MFC;

(u)	“New MFC Incentive Plan” means the incentive plan to be adopted by New MFC in accordance with Section 4.8 of this Agreement on substantially similar terms as the MFC 2014 Incentive Plan and as may otherwise be amended and restated upon the terms set forth in the MFC Circular;

(v)	“New MFC Shares” means the common shares of US$0.001 par value each in the capital of New MFC issued and outstanding from time to time;

(w)	“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a natural person in his capacity as trustee, executor, administrator, or other legal representative and the Crown or any agency or instrumentality thereof;

(x)	“Plan of Arrangement” means the plan of arrangement set out in Schedule A, as amended or supplemented from time to time in accordance with any order of the Court; and
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(y)	“Registrar” means the Registrar of Companies appointed under Section 400 of the Business Corporations Act.

1.2	Currency

Except where otherwise specified, all sums of money which are referred to in this Agreement are expressed in lawful money of the United States of America.

1.3	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “the Agreement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Agreement and the schedules hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular number only shall include the plural and vice-versa; words importing the use of any gender shall include all genders; and words importing persons shall include firms and corporations and vice-versa.

1.5	Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

ARTICLE 2
THE ARRANGEMENT

2.1	The Arrangement

(a)	MFC, New MFC and MFC 2017 II each agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b)	MFC will, as soon as reasonably practicable, apply to the Court pursuant to Section 291 of the Business Corporations Act for the Interim Order providing for, among other things, the calling and holding of the MFC Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement.

(c)	MFC will convene and use commercially reasonable efforts to hold the MFC Meeting in accordance with the Interim Order.

(d)	If the Arrangement is approved at the MFC Meeting in accordance with the Interim Order, MFC will, as soon as reasonably practicable thereafter, apply to the Court for the Final Order.
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(e)	If the Final Order is obtained, subject to the satisfaction, waiver or release of the conditions set forth in Article 5, MFC will, in consultation with each of New MFC and MFC 2017 II and as soon as reasonably practicable thereafter, file with the Registrar any documentation required to be filed pursuant to Section 292 of the Business Corporations Act.

(f)	The Arrangement shall become effective on the Effective Date.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Mutual Representations and Warranties

Each party represents and warrants to the other party as follows and acknowledges that the other party is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	it is duly incorporated and validly existing under the laws of its respective jurisdiction of incorporation and has the corporate power and capacity to own, lease and operate its properties and assets and to carry on its business as is now being carried on by it;

(b)	it has the corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated herein and this Agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and the availability of equitable remedies;

(c)	the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Plan of Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both): (i) contravene, breach or result in any default under any Laws applicable to it, or any of its properties or assets (subject to compliance with any Laws contemplated by this Agreement); (ii) contravene, breach or result in any default under its constating documents; (iii) contravene, breach or result in any default under or termination of, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, licence or permit to which it is a party or by which it is bound or to which the property or assets of it is subject; or (iv) result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by it or in the creation of any lien, charge, security interest or encumbrance upon any of its properties or assets; and

(d)	it is conducting its business in compliance, in all material respects, with all Laws of each jurisdiction in which its business is carried on and has obtained all licences, approvals, permits and concessions necessary to carry on business as now being carried on by it.
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3.2	Survival of Representations and Warranties

The representations and warranties of each party hereto shall survive the execution and delivery of this Agreement and shall continue in full force and effect until the Effective Time.

ARTICLE 4

COVENANTS

4.1	Mutual Covenants

Each party will do and perform all such acts and things and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement and will use its reasonable efforts to obtain all necessary consents and waivers required to give effect to the Arrangement.

4.2	Shareholders’ Meeting

As soon as practicable, MFC will prepare the MFC Circular, and, subject to the issuance of the Interim Order, will convene the MFC Meeting and mail the MFC Circular to the MFC Shareholders and other parties in accordance with the Interim Order. MFC will file the MFC Circular with the appropriate regulatory authorities in all jurisdictions where the same is required, in accordance with applicable Laws and the Interim Order. MFC will keep New MFC and MFC 2017 II informed of any requests or comments made by regulatory authorities in connection with the MFC Circular.

4.3	Final Order

If the MFC Shareholders approve the Arrangement, MFC will thereafter expeditiously (subject to the exercise of any discretionary authority of its directors and to the satisfaction or waiver of all other conditions under this Agreement and the Plan of Arrangement) apply to Court for the Final Order and, subject to compliance with any other condition in Article 5, file any documentation required to be filed pursuant to Section 292 of the Business Corporations Act.

4.4	Confidentiality

All information provided by each of MFC, New MFC and MFC 2017 II, in any form whether written, electronic or verbal, as to financial condition, business, properties, title, assets and affairs (including any material contracts) as may reasonably be requested by any of the other parties, including all information to be included in the MFC Circular (the “Confidential Information”), will be kept confidential by each party hereto, notwithstanding the termination of this Agreement, other than information that:

(a)	has become generally available to the public;

(b)	was available to a party hereto or its representatives on a non-confidential basis before the date of this Agreement; or
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(c)	has become available to a party hereto or its representatives on a non-confidential basis from a person who is not, to the knowledge of such party or its representatives, otherwise bound by confidentiality obligations to the provider of such information or otherwise prohibited from transmitting the information to the party or its representatives.

No confidential information may be released to third parties other than legal counsel and other advisors to the parties hereto without the consent of the provider thereof, except that the parties hereto agree that they will not unreasonably withhold such consent to the extent that such Confidential Information is compelled to be released by legal process or must be released by regulatory bodies and/or included in public documents.

4.5	Fiduciary Duties

Nothing contained in this Agreement will prohibit, enjoin or otherwise restrict the board of directors of MFC or any director of MFC, in the fulfilment of their fiduciary duties, from failing to give, qualifying or otherwise amending any recommendation to be or previously given to MFC Shareholders, as applicable, in connection with the Arrangement or the Plan of Arrangement.

4.6	Board Recommendation

MFC confirms that its board of directors has unanimously approved this Agreement, the Arrangement and the Plan of Arrangement, and has determined that the Arrangement is fair to the MFC Shareholders and has resolved to unanimously recommend approval of the Arrangement by the MFC Shareholders. The MFC Circular will set forth (among other things) the recommendation of the board of directors of MFC as described above.

4.7	Transfer of Public Listing

MFC will use commercially reasonable efforts prior to and following the Effective Date, as necessary, to substitute the listing of the MFC Shares for trading on the Exchange for the New MFC Shares on, or as soon as practicable following, the Effective Date.

4.8	New MFC Incentive Plan

In connection with, and as part, of the Arrangement New MFC shall adopt the New MFC Incentive Plan upon the terms and as set out in the Plan of Arrangement, and a copy of which shall be appended to the MFC Circular.

ARTICLE 5

CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the parties hereto to complete the Arrangement are subject to the satisfaction of, or mutual waiver by the parties on or before the Effective Date of each of the following conditions, which are for the mutual benefit of MFC, New MFC and MFC 2017 II

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and which may be waived, in whole or in part, by MFC, New MFC or MFC 2017 II, as applicable, at any time:

(a)	the Interim Order shall have been obtained in form and substance satisfactory to each of the parties, acting reasonably;

(b)	the MFC Resolutions, without amendment or with amendments acceptable to MFC, New MFC and MFC 2017 II, acting reasonably, shall have been approved at the MFC Meeting;

(c)	the Final Order shall have been obtained in form and substance satisfactory to each of the parties, acting reasonably;

(d)	all approval and consents, regulatory or otherwise, which are required in connection with the consummation of the transactions contemplated in this Agreement and in the Plan of Arrangement, including, without limitation, approval of the Exchange, shall have been obtained;

(e)	the time period for the exercise of any Dissent Rights conferred upon the MFC Shareholders in respect of the Arrangement shall have expired and the MFC Shareholders shall not have exercised (and not abandoned) such Dissent Rights with respect to greater than 5% of the number of outstanding MFC Shares;

(f)	no preliminary or permanent injunction, order or decree of any court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Arrangement or the transactions contemplated herein or in the Plan of Arrangement and remain in effect and no such action, proceeding or order shall, to the best of the knowledge of MFC, New MFC of MFC 2017 II, be pending or threatened and no Person shall have filed any notice of appeal of the Final Order, and no Person shall have communicated to MFC, New MFC or MFC 2017 II any intention to appeal the Final Order which, in the reasonable opinion of MFC, New MFC or MFC 2017 II, would make it inadvisable to proceed with the implementation of the Arrangement;

(g)	there shall not exist any prohibition at law against the completion of the Arrangement;

(h)	the Exchange shall have provided the parties any requisite approval in connection with the listing of the New MFC Shares on the Exchange;

(i)	each of the covenants and agreements herein agreed to be performed or caused to be performed by MFC, New MFC or MFC 2017 II, as applicable, will have been performed by the applicable party or parties at or prior to the Effective Time; and

(j)	this Agreement shall not have been terminated pursuant to Article 6.
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ARTICLE 6

TERMINATION OF AGREEMENT

6.1	Termination by MFC or New MFC

Subject to Section 6.2, this Agreement may at any time before or after the holding of the MFC Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the board of directors of MFC without further action on the part of MFC Shareholders, or by the board of directors of New MFC or MFC 2017 II, and nothing expressed or implied herein or in the Plan of Arrangement will be construed as fettering the absolute discretion of the board of directors of MFC, New MFC or MFC 2017 II to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.2	Cessation of Right

The right of MFC, New MFC or MFC 2017 II or any other party to terminate the Plan of Arrangement pursuant to Section 6.1 will be extinguished on the Effective Date.

ARTICLE 7

GENERAL

7.1	Notices

All notices and other communications hereunder shall be in writing and shall be delivered by hand to the parties at the following addresses or sent by facsimile at the following numbers or at such other addresses or facsimile numbers as shall be specified by the parties by like notice:

(a)	if to MFC:

MFC Bancorp Ltd.

Suite 1860 – 400 Burrard Street

Vancouver, British Columbia V6C 3A6

Attention:           President

Facsimile:           604-683-3205

(b)	if to New MFC:

MFC 2017 Ltd.

c/o Harneys Services (Cayman) Limited

4th Floor, Harbour Place, 103 South Church Street

P.O. Box 10240

Grand Cayman KY1-1002

Cayman Islands

Attention:           President

Facsimile:          1-345-949-4451

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(c)	if to MFC 2017 II:

MFC 2017 II Ltd.

c/o Harneys Services (Cayman) Limited

4th Floor, Harbour Place, 103 South Church Street

P.O. Box 10240

Grand Cayman KY1-1002

Cayman Islands

Attention:           President

Facsimile:          1-345-949-4451

(d)	in each case, with a copy to:

Sangra Moller LLP

1000 – 925 West Georgia Street

Vancouver, British Columbia V6C 3L2

Attention:           H.S. Sangra

Facsimile:          604-669-8803

The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by facsimile, the date of successful transmission thereof (unless transmission is received after business hours, in which case the date of receipt shall be deemed to be the next Business Day in the place of receipt).

7.2	Fees and Expenses

Each party will be responsible for and bear all of its own fees, costs and expenses incurred at any time in connection with entering into this Agreement and consummating the transactions contemplated herein and in the Plan of Arrangement.

7.3	Successors and Assigns

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations under this Agreement or the Arrangement without prior written consent of the other party.

7.4	No Third Party Beneficiaries

Except for the rights of security holders of MFC to receive securities of New MFC under the Arrangement or as otherwise specifically provided under the Arrangement, the parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the parties and that no Person, other than the parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

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7.5	Time of Essence

Time is of the essence of this Agreement and of each of the provisions.

7.6	Governing Law/Attornment

This agreement is governed by and construed in accordance with the laws of the Province of British Columbia and applicable federal laws of Canada without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby. The parties attorn to the exclusive jurisdiction of the Courts of British Columbia situate in Vancouver, British Columbia.

7.7	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

7.8	Further Assurances

Each party shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instrument or documents as may be reasonably required in order to implement this Agreement, the transactions contemplated herein and in the Plan of Arrangement.

7.9	Amendment or Waiver

Subject to any requirements imposed by law or by the Court, this Agreement may be supplemented or amended, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written document executed by both parties; provided, however, that the terms of this Agreement may not be supplemented or amended, or any of the provisions waived, in a manner materially prejudicial to the MFC Shareholders without their approval at the MFC Meeting, as applicable, or, following the MFC Meeting, without such approval, as may be required by the Court. No waiver of any nature, in any one or more instances, shall be deemed or construed as a further or continued waiver of any condition or breach of any other term, representation or warranty in this Agreement. Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

[Remainder of page intentionally left blank.]

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7.10	Counterparts

This Agreement may be executed in counterparts and by facsimile or email transmission, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto.

MFC BANCORP LTD.

Per:	/s/ Michael Smith
Authorized Signatory

MFC 2017 LTD.

Per:	/s/ Michael Smith
Authorized Signatory

MFC 2017 II LTD.

Per:	/s/ Michael Smith
Authorized Signatory
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SCHEDULE A

To the Amended and Restated Arrangement Agreement dated as of June 7, 2017

Between MFC Bancorp Ltd., MFC 2017 Ltd. and MFC 2017 II Ltd.

PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF DIVISION 5 OF PART 9 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

1.1       Definitions In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Affiliate” has the meaning set out in Section 2 of the Business Corporations Act;

(b)	“Arrangement” means an arrangement under Sections 288 to 299 of the Business Corporations Act on the terms and conditions set forth in the Arrangement Agreement and this Plan of Arrangement and any amendment(s) or variation(s) thereto made in accordance with the terms of the Arrangement Agreement, this Plan of Arrangement or made at the direction of the Court in the Final Order;

(c)	“Arrangement Agreement” means the amended and restated arrangement agreement dated June 7, 2017, between MFC and New MFC, as it may be amended from time to time;

(d)	“Business Corporations Act” means the Business Corporations Act, S.B.C. 2002, c.57, as amended, superseded or replaced from time to time, including the regulations promulgated thereunder;

(e)	“Business Day” means a day which is not a Saturday, Sunday or a day when commercial banks are not open for business in Vancouver, British Columbia or George Town, Cayman Islands;

(f)	“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules thereto and any material incorporated by reference, sent to holders of MFC Shares in connection with the Meeting;

(g)	“Court” means the Supreme Court of British Columbia;

(h)	“Depositary” means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal, or such other Person as may be determined by MFC and New MFC and set out in the Letter of Transmittal;

(i)	“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the Business Corporations Act and Article 3.1 of this Plan of Arrangement;
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(j)	“Dissent Rights” means the rights of dissent granted in favour of holders of MFC Shares in accordance with Article 3 of this Plan of Arrangement;

(k)	“Dissenting Shareholder” means a holder of MFC Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or deemed to have withdrawn such exercise of Dissent Rights;

(l)	“Effective Date” means the date that is three (3) Business Days after the last of the conditions precedent for the completion of the Arrangement have been satisfied or waived or such earlier or later date as is agreed to by the parties thereto;

(m)	“Effective Time” means 12:01 a.m. on the Effective Date;

(n)	“Exchange” means the New York Stock Exchange;

(o)	“Final Order” means the final order of the Court made in connection with the approval of the Arrangement;

(p)	“holder” means: (i) when used with reference to any MFC Shares the holder of such MFC Shares, as shown from time to time on the register of shareholders maintained by or on behalf of MFC in respect of the MFC Shares; and (ii) when used with reference to any New MFC Shares, means the holder of such New MFC Shares, as shown from time to time on the register of shareholders maintained by or on behalf of New MFC in respect of the New MFC Shares;

(q)	“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the fair market value of the securities subject to the option exceeds the aggregate exercise price of the option;

(r)	“Interim Order” means the interim order of the Court made in connection with the process for obtaining securityholder approval of the Arrangement and related matters, as such order may be amended, varied or supplemented by the Court at any time prior to the Meeting;

(s)	“ITA” means the Income Tax Act (Canada);

(t)	“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, judicial or arbitral administrative or ministerial or departmental or regulatory judgments, orders, decisions, policies, guidelines, rulings or awards, including general principles of common law, legally binding on the Person referred to in the context in which the word is used;

(u)	“Letter of Transmittal” means the letter(s) of transmittal pursuant to which MFC Shareholders are required to deliver to the Depositary, New MFC or MFC 2017 II, as the case may be, certificates representing such MFC Shares in order to receive certificates representing the New MFC Shares or other consideration issuable to them pursuant to the Arrangement;

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(v)	“Meeting” means the special meeting of the holders of MFC Shares (including any adjournment(s) or postponement(s) thereof) that is to be convened as provided by the Interim Order to consider and, if deemed advisable, approve the Arrangement;

(w)	“Meeting Date” means the date of the Meeting;

(x)	“MFC” means MFC Bancorp Ltd., a company existing under the laws of the Province of British Columbia;

(y)	“MFC 2014 Incentive Plan” means the 2014 Equity Incentive Plan;

(z)	“MFC 2017 II” means MFC 2017 II Ltd., a company existing under the laws of the Cayman Islands;

(aa)	“MFC Incentive Plans” means, each of the MFC 2014 Incentive Plan, the 2008 Incentive Plan and the 1999 Stock Option Plan of MFC;

(bb)	“MFC Options” means the issued and outstanding options to purchase MFC Shares immediately prior to the Effective Time;

(cc)	“MFC Shares” means the common shares in the capital of MFC;

(dd)	“MFC Shareholders” means a registered holder of MFC Shares, from time to time;

(ee)	“New MFC” means MFC 2017 Ltd., a company existing under the laws of the Cayman Islands;

(ff)	“New MFC Incentive Plan” means the incentive plan to be adopted by New MFC pursuant to this Plan of Arrangement which is on substantially similar terms as the MFC 2014 Incentive Plan;

(gg)	“New MFC Options” means options entitling the holder to acquire New MFC Shares on full payment of the exercise price pursuant to the New MFC Incentive Plan, as more particularly described therein;

(hh)	“New MFC Shares” means the common shares of US$0.001 par value each in the capital of New MFC issued and outstanding from time to time; and

(ii)	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status.

1.2       Sections and Headings The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of

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Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

1.3       Number, Gender and Persons In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice-versa and words importing any gender include all genders.

1.4       Date for any Action If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.5       Governing Law This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.6       Currency Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in United States dollars.

ARTICLE 2

ARRANGEMENT

2.1       Arrangement Agreement This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement.

2.2       Binding Effect This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) MFC; (ii) all MFC Shareholders (including any Dissenting Shareholders); (iii) New MFC; and (iv) MFC 2017 II, without any further act or formality as required on the part of any Person, except as expressly provided herein.

2.3       Corporate Authorizations The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan of Arrangement involving corporate action of MFC will occur and be effective as of the Effective Time, and will be authorized and approved under the Arrangement and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by MFC Shareholders, directors or officers of MFC, other than as contemplated herein or in the Final Order.

2.4       Arrangement Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	each MFC Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights shall be directly transferred and assigned by such Dissenting Shareholder to MFC 2017 II, without any act further or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever;
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(b)	MFC will consolidate all of the issued and outstanding MFC Shares on a one hundred (100) for one (1) basis such that each holder of MFC Shares (which shall not include, for greater certainty, Dissenting Shareholders in (a) above) shall receive one (1) MFC Share for each one hundred (100) MFC Shares held immediately prior to the consolidation;

(c)	any fractional interest in an MFC Share held by an MFC Shareholder after the consolidation under Subsection 2.4(b) hereof shall be eliminated and cancelled without any further act or formality and free and clear of all liens, claims and encumbrances, and each such MFC Shareholder shall be removed from the register of holders of MFC Shares, and shall be entitled to, subject to Section 2.5 hereof, receive a cash payment from MFC therefor equal to the volume weighted average price of the MFC Shares on the Exchange for the ten (10) trading days immediately prior to the Effective Date multiplied by one hundred (100) in order to give effect to the consolidation under Section 2.4(b) above;

(d)	the MFC Shares outstanding after the completion of (b) and (c) above shall be subdivided on a one (1) for twenty (20) basis such that each holder of MFC Shares outstanding after the completion of (b) and (c) above (which shall not include, for greater certainty, Dissenting Shareholders in (a) above) shall receive twenty (20) MFC Shares for each one (1) MFC Share held immediately prior to the subdivision;

(e)	New MFC will issue to MFC 2017 II such number of fully-paid and non-assessable New MFC Shares equal to the number of MFC Shares outstanding immediately after completion of the transaction contemplated in Subsection 2.4(d) hereof, in exchange for an equal number of common shares of US$0.001 par value each in the capital of MFC 2017 II;

(f)	the MFC stated capital shall be reduced by an amount equal to the retained deficit of MFC as at the last balance sheet date of the last financial statements prepared by MFC without any repayment of capital in respect thereof;

(g)	each outstanding MFC Share (except MFC Shares transferred pursuant to (a) above or cancelled pursuant to (c) above) shall be transferred by the MFC Shareholder to MFC 2017 II, without any further act or formality and free and clear of all liens, claims and encumbrances, in exchange for: (i) one fully paid and non-assessable New MFC Share: and (ii) $0.0001 in cash, and the name of each such holder of MFC Shares will be removed from the register of holders of MFC Shares and added to the register of holders of New MFC Shares;

(h)	New MFC will adopt the New MFC Incentive Plan;

(i)	in accordance with the terms of the MFC Options, each MFC Option will be exchanged by the holder thereof without any further act or formality and free and clear of all liens, claims and encumbrances, for New MFC Options to purchase a number of New MFC Shares equal to one-fifth (1/5) of the number of MFC Shares issuable on exercise of such MFC Options immediately prior to the
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Effective Time for an exercise price per New MFC Share equal to the exercise price per share of such MFC Option immediately prior to the Effective Time multiplied by five (5). The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the New MFC Options will be the same as the terms and conditions of the MFC Option for which it is exchanged except that such New MFC Option will be governed by the terms and conditions of the New MFC Incentive Plan and, in the event of any inconsistency or conflict the New MFC Incentive Plan will govern; and

(j)	each of the MFC Incentive Plans will be cancelled,

provided that each of the foregoing steps (a) to (j) shall be conditional upon the occurrence of the others and none of the foregoing steps (a) to (j) will occur or will be deemed to occur unless all of the foregoing steps occur.

2.5       Minimum Payments. Due to the administrative costs of effecting an exchange, if any person that was an MFC Shareholder immediately prior to the Effective Time would be entitled to a cash payment of less than $10.00 pursuant to Subsections 2.4(c) or 2.4(g) hereof, such payment will not be made.

2.6       Transfer and Assignment Each MFC Shareholder immediately prior to the Effective Time shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such MFC Shares to MFC 2017 II in accordance with this Article 2.

2.7       Options It is intended that the provisions of subsection 7(1.4) of the ITA apply to the exchange of MFC Options for New MFC Options. Therefore, in the event that the In-The-Money Amount in respect of a New MFC Option immediately after the Effective Time exceeds the In-The-Money Amount in respect of the MFC Option immediately before the Effective Time, the exercise price of a New MFC Option will be increased such that the In-The-Money Amount of the New MFC Option immediately after the Effective Time does not exceed the In-The-Money Amount of the MFC Option immediately before the Effective Time.

ARTICLE 3

RIGHTS OF DISSENT

3.1       Rights of Dissent Holders of MFC Shares may exercise Dissent Rights with respect to such shares pursuant to and in the manner set forth in Division 2 of Part 8 of the Business Corporations Act and this Section 3.1 (the “Dissent Procedures”) in connection with the Arrangement as may be amended by the Interim Order, the Final Order or any order of the Court; provided that, notwithstanding Section 242 of the Business Corporations Act, the written objection to the Arrangement referred to in Section 242 of the Business Corporations Act must be received by MFC not later than 9:00 a.m. (Vancouver time) on the date which is 48 hours preceding the Meeting Date (excluding Saturdays, Sundays and holidays). Holders of MFC Shares who duly exercise such rights of dissent in respect of their MFC Shares and who:

(a)	are ultimately entitled to be paid fair value for their MFC Shares shall be deemed to have irrevocably transferred such MFC Shares to MFC 2017 II as of the
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Effective Time pursuant to Subsection 2.4(a) hereof without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for such fair value; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for such MFC Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of MFC Shares, but in no case shall New MFC, MFC 2017 II, MFC or any other Person be required to recognize such holders as holders of MFC Shares after the Effective Time, and the names of such holders of MFC Shares shall be deleted from the registers of holders of MFC Shares at the Effective Time.

ARTICLE 4

CERTIFICATES AND FRACTIONAL SHARES

4.1       Exchange of Certificates for New MFC Shares or Cash MFC, New MFC and MFC 2017 II shall as soon as practicable following the later of the Effective Time and the surrender to the Depository for cancellation of certificates that, immediately before the Effective Time, represented a holder’s MFC Shares, together with a duly completed Letter(s) of Transmittal and such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificates under the Business Corporations Act and the Articles of MFC and such additional documents and instruments as the Depository may reasonably require, cause the Depository, MFC, New MFC or MFC 2017 II, as the case may be, to deliver to such holder, as applicable, any cash consideration under Subsection 2.4(c) hereof or a certificate representing that number of New MFC Shares together with any cash consideration under Subsection 2.4(g) hereof, which such holder has the right to receive as determined in accordance with this Plan of Arrangement, (together with any dividends or distributions with respect thereto pursuant to Section 4.2) and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of MFC Shares which is not registered in the transfer records of MFC, a certificate representing the proper number of New MFC Shares may be issued to the transferee if the certificate representing such MFC Shares is presented to the Depository, accompanied by all documents required to evidence and effect such transfer to the transferee. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding MFC Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender: (i) as applicable, a certificate representing New MFC Shares and any cash consideration under Subsection 2.4(g) hereof or any cash consideration under Subsection 2.4(c) hereof; in each case, as contemplated by this Section 4.1; and (ii) if applicable, any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to such New MFC Shares as contemplated by Section 4.2.

4.2       Distributions with Respect to Unsurrendered Certificates All dividends, if any, made with respect to any New MFC Shares allotted and issued pursuant to this Plan of Arrangement but for which a duly completed Letter of Transmittal together with all required documents has not been received and a certificate has not been issued, shall be paid or

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delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof without interest. Subject to Section 4.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the New MFC Shares issued to such holder in accordance with this Plan of Arrangement.

4.3       No Fractional Consideration

(a)	Other than as expressly provided herein, no certificates or scrip representing fractional New MFC Shares shall be issued or delivered upon the surrender for exchange of certificates pursuant to Section 4.1 and no dividend, stock split or other change in the capital structure of New MFC shall relate to any such fractional security and such fractional interest shall not entitle the owner thereof to exercise any rights as a security holder of New MFC. Other than as expressly provided herein, the aggregate number of New MFC Shares for which no certificates are issued or delivered as a result of the foregoing provisions of this Section 4.3 shall be deemed to have been surrendered by the owners thereof to New MFC for no additional consideration at the Effective Time.

(b)	In any case where the aggregate cash payment payable to a particular MFC Shareholder, including, without limitation, pursuant to Subsections 2.4(c) and 2.4(g) hereof, hereunder would include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

4.4       Lost Certificates In the event any certificate which immediately prior to the Effective Time represented one or more outstanding MFC Shares that were exchanged pursuant to Section 2.4 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will: (i) in the case of an exchange pursuant to Subsection 2.4(g), issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more New MFC Shares, along with any cash consideration under Subsection 2.4(g) (and any dividends or distributions with respect to such shares) deliverable in accordance with such holders’ Letter(s) of Transmittal; and (ii) in the case of an MFC Shareholder that held a fractional MFC Share under Subsection 2.4(c), pay in exchange for such lost, stolen or destroyed certificate the applicable payment as provided herein, deliverable in accordance with such holders’ Letter(s) of Transmittal. When authorizing such payment in exchange for any such lost, stolen or destroyed certificate, the Person to whom such certificates are to be issued or cash is to be paid shall, as a condition precedent to the issuance thereof, give a bond satisfactory to New MFC, MFC 2017 II and the Depositary in such sum as New MFC may direct or otherwise indemnify New MFC in a manner satisfactory to New MFC against any claim that may be made against New MFC with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5       Extinction of Rights Any certificate which immediately prior to the Effective Time represented outstanding MFC Shares that were exchanged pursuant to Section 2.4 and not deposited with all other instruments required by Section 4.1 on or prior to the third anniversary

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of the Effective Date shall cease to represent a claim or interest of any kind or nature whatsoever, including as a shareholder of New MFC. On such date, the New MFC Shares and/or cash payment, as the case may be, to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to New MFC (or any successor thereof) together with, in the case of the New MFC Shares, all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of MFC, New MFC or the Depositary shall be liable to any person in respect of any New MFC Shares (or dividends, distributions and interest in respect of such shares) or cash payment.

4.6       Withholding and Sale Rights Each of MFC, New MFC, MFC 2017 II and the Depositary and their respective agents, shall be entitled to deduct and withhold from: (i) any New MFC Shares, cash or other consideration otherwise issuable, deliverable or payable pursuant to this Plan of Arrangement to any MFC Shareholder; or (ii) any dividend or consideration otherwise payable to any MFC Shareholder or holder of New MFC Shares, such amounts as MFC, New MFC, MFC 2017 II or the Depositary or their respective agents, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA or any provision of any applicable provincial, state, local or foreign tax law, in each case as amended. To the extent that the amount so required to be deducted or withheld from the New MFC Shares or consideration otherwise issuable or payable to a holder exceeds the cash portion of the consideration otherwise payable to such holder, each of MFC, New MFC, MFC 2017 II and the Depositary is hereby authorized to sell or otherwise dispose of, at such times and at such prices as it determines, in its sole discretion, such portion of the New MFC Shares, otherwise issuable or payable to such holder as is necessary to provide sufficient funds to MFC, New MFC, MFC 2017 II or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sales commissions and any other reasonable expenses relating thereto) in lieu of the New MFC Shares or other consideration so sold or disposed of. To the extent that amounts are so withheld or New MFC Shares or other consideration are so sold or disposed of, such withheld amounts, or shares or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. Neither MFC, New MFC, MFC 2017 II nor the Depositary shall be obligated to seek or obtain a minimum price for any of the New MFC Shares or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition.

4.7       Illegality of Delivery of New MFC Shares Notwithstanding anything herein to the contrary, if MFC reasonably believes that it would be contrary to applicable Law to deliver New MFC Shares pursuant to this Arrangement to an MFC Shareholder, the New MFC Shares that otherwise would be issued to that person will be delivered to the Depositary for sale by the Depositary on behalf of that person. The New MFC Shares so delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Time, on such dates and at such prices as New MFC determines in its sole discretion, acting reasonably and in good faith, provided that no sales of any such New MFC Shares shall occur in any jurisdiction in which

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such sales are not permitted under applicable Laws. The Depositary, MFC, MFC 2017 II and New MFC shall not be obligated to seek or obtain a minimum price for any of the New MFC Shares sold pursuant to this Section 4.7. Each such holder will receive a pro rata share of the cash proceeds from the sale of the New MFC Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of New MFC Shares and any amount withheld in respect of taxes) in lieu of the New MFC Shares that such holder would otherwise have received. None of the Depositary, MFC, MFC 2017 II or New MFC will be liable for any loss arising out of any such sales.

4.8       No Liens Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, restrictions, adverse claims or other claims of third parties of any kind.

4.9       Paramountcy From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all MFC Shares issued prior to the Effective Time; (ii) the rights and obligations of the MFC Shareholders and MFC, New MFC, MFC 2017 II, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any MFC Shares shall be deemed to have been settled, compromised, released and determined without liability to MFC, MFC 2017 II or New MFC except as set forth herein.

ARTICLE 5

AMENDMENTS

5.1       MFC reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court prior to the issuance of the Final Order.

5.2       Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by MFC at any time prior to the Meeting with or without any other prior notice or communication to the holders of MFC Shares and if so proposed and accepted by such holders of MFC Shares voting at the Meeting, will become part of this Plan of Arrangement for all purposes. Subject to Section 5.3 hereof, if such amendment, modification or supplement is made following the Meeting, it shall be approved by the Court and, if required by the Court, communicated to the holders of MFC Shares, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.

5.3       Any amendment, modification or supplement to this Plan of Arrangement may be made by the parties without approval of the MFC Shareholders provided that it concerns a matter which, in the reasonable opinion of MFC, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the holders of MFC Shares.

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5.4       This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the provisions of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

6.1       Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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SCHEDULE B

MFC RESOLUTIONS

SPECIAL RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (as may be modified or amended, the “Arrangement”) under section 291 of the Business Corporations Act (British Columbia) involving MFC Bancorp Ltd. (“MFC”), its securityholders, MFC 2017 Ltd. (“New MFC”) and MFC 2017 II Ltd. (“MFC 2017 II”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of MFC dated June 9, 2017, is hereby authorized, approved and adopted;

2.	The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving MFC and implementing the Arrangement, the full text of which is set out in in Schedule “A” to the Amended and Restated Arrangement Agreement dated June 7, 2017 among MFC, New MFC and MFC 2017 II (the “Arrangement Agreement”) which is attached at Schedule “B” to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.	The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of MFC in approving the Arrangement and the actions of the officers of MFC in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of MFC or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of MFC are hereby authorized and empowered, without further notice to, or approval of, the securityholders of MFC:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.	Any one or more directors or officers of MFC is hereby authorized, for and on behalf and in the name of MFC, to execute and deliver, whether under corporate seal of MFC or not, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:
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(a)	all actions required to be taken by or on behalf of MFC, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Corporation;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing by or on behalf of MFC.

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SCHEDULE “C”

INTERIM ORDER

NO.S-175418 VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291
OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57
AND AMENDMENTS THERETO

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT
BETWEEN MFC BANCORP LTD.,
THE SHAREHOLDERS OF MFC BANCORP LTD., MFC 2017 LTD. AND MFC 2017 II
LTD.

MFC BANCORP LTD.

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

BEFORE MASTER	TAYLOR	)	FRIDAY, THE 9th DAY OF
)
		)	JUNE, 2017

ON THE APPLICATION of the Petitioner, MFC Bancorp Ltd., for an Interim Order pursuant to its Petition filed on June 7, 2017

☒	without notice coming on for hearing at Vancouver, British Columbia on June 9, 2017 and on hearing Rod Talaifar and Hiram Ng, counsel for the Petitioner, and upon reading the Petition, the Affidavit of Rene Randall sworn on June 7, 2017 and filed herein (the “Affidavit”) and the Affidavit #2 of Rene Randall, sworn on June 8, 2017 (the “Affidavit #2”);
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THIS COURT ORDERS THAT:

THE MEETING

1.	Pursuant to Sections 288, 289, 290 and 291 of the Business Corporations Act, S.B.C., 2002, c.57, as amended (the “Act”), the Petitioner is authorized and directed to call, hold and conduct a meeting of the holders of (the “MFC Shareholders”) all of the issued and outstanding common shares, as of the Record Date (as defined below), of the Petitioner (the “MFC Shares”) comprising 62,692,272 MFC Shares, to be held at 10:00 a.m. (Vancouver time) on July 10, 2017 at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2, (the “Meeting”):

(b)	to consider and, if deemed advisable, approve, with or without variation, a resolution of the MFC Shareholders (the “Arrangement Resolution”) adopting, without or without amendment, an arrangement (the “Arrangement”) involving the Petitioner, the MFC Shareholders, MFC 2017 Ltd. and MFC 2017 II Ltd., as more particularly set forth in the amended and restated arrangement agreement between the Petitioner, MFC 2017 Ltd. and MFC 2017 II Ltd. (the “Arrangement Agreement”), a copy of which is attached as Exhibit “A” to the Affidavit #2; and

(c)	to transact such other business as may properly come before the Meeting and any and all adjournment(s) or postponement(s) thereof.

2.	The Meeting shall be called, held and conducted in accordance with the Notice of Meeting to be delivered to registered MFC Shareholders in substantially the form attached to and forming part of the Petitioner’s management information circular (the
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“Circular”), attached as Exhibit “B” to the Affidavit #2 and filed herein, and in accordance with the applicable provisions of the Act, the articles of the Petitioner (the “Articles”), the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended (the “Securities Act”), and related rules and policies, the terms of this Order (the “Interim Order”) and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, and to the extent of an inconsistency or discrepancy between this Interim Order and the terms of any of the foregoing, the Interim Order shall govern.

RECORD DATE

3.	The record date for determination of the registered MFC Shareholders entitled to receive the Notice of Meeting, the Circular and a form of proxy (the “Meeting Materials”) and to vote at the Meeting was the close of business (Vancouver time) on May 17, 2017 (the “Record Date”).

NOTICE OF MEETING

4.	The Meeting Materials, with such amendments or additional documents as counsel for the Petitioner may advise are necessary or desirable, and that are not inconsistent with this Interim Order, and a copy of this Interim Order and the Notice of Application for Final Order (the “Notice of Application”), will be sent no less than twenty-one (21) days prior to the date of the Meeting to registered MFC Shareholders on the Record Date, by prepaid ordinary mail addressed to each registered MFC Shareholder at his, her or its address as maintained by the registrar and transfer agent of the Petitioner or delivery of same by courier service or by facsimile or e-mail transmission to any such MFC Shareholder who identifies himself, herself or itself to the satisfaction of the Petitioner
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and who requests such courier, facsimile or e-mail transmission; and (b) the directors and auditors of the Petitioner by prepaid ordinary mail or facsimile or e-mail transmission.

5.	The accidental failure or omission by the Petitioner to give notice of the Meeting or the Notice of Application or to deliver the Meeting Materials or the Notice of Application to any one or more registered MFC Shareholder, or the non-receipt of such notices or materials by one or more registered MFC Shareholder, or any failure or omission to give such notice as a result of events beyond the reasonable control of the Petitioner (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or defect in calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of the Petitioner, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

6.	The distribution of the Meeting Materials pursuant to paragraph 4 of this Interim Order shall constitute good and sufficient notice of the Meeting for all purposes to registered and non-registered MFC Shareholders, to the directors of the Petitioner and the auditors of the Petitioner.

7.	The Petitioner is at liberty to give notice of this application to persons outside the jurisdiction of this Court in the manner specified herein.

8.	The form of Notice of Application, in substantially the form attached as Exhibit “C” to the Affidavit, is acceptable and shall constitute compliance with Rule 8-1(4) of the Supreme Court Civil Rules.
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AMENDMENTS

9.	The Petitioner is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials (“Additional Information”) in accordance with the terms of the Arrangement as the Petitioner may determine to be necessary or desirable, and notice of such Additional Information may be communicated to MFC Shareholders by press release, newspaper advertisement or one of the methods by which the Meeting Materials will be distributed.

DEEMED RECEIPT OF MEETING MATERIALS

10.	The Meeting Materials and Notice of Application will be deemed, for the purposes of this Interim Order, to have been received:

(b)	in the case of mailing, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(c)	in the case of delivery by courier, the day following delivery to the person’s address; and

(d)	in the case of delivery by facsimile transmission or email transmission, when dispatched or delivered for dispatch,

whether they reside within the jurisdiction of British Columbia or another jurisdiction.

11.	Subject to other provisions of this Interim Order, no other form of service or delivery of the Meeting Materials or any portion thereof need be made, or notice given, or other material served in respect of the Meeting to any persons described in paragraph 4 of this Interim Order or to any other persons.
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QUORUM AND VOTING

12.	The quorum required at the Meeting shall be two (2) MFC Shareholders, who are entitled to vote at the Meeting in person or by proxy.

13.	The requisite approval of the Arrangement Resolution will be at least 66 2/3% of the votes cast by MFC Shareholders present in person or by proxy and entitled to vote at the Meeting.

14.	In all other respects, the terms, restrictions and conditions set out in the Articles will apply in respect of the Meeting.

15.	The only persons entitled to attend the Meeting will be: (i) the MFC Shareholders or their respective valid proxyholders as determined by the Chair of the Meeting as at the close of business (Vancouver time) on the Record Date; (ii) the Petitioner’s officers, directors, auditors and advisors; and (iii) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the registered MFC Shareholders as at the close of business (Vancouver time) on the Record Date, or their respective valid proxyholders as determined by the Chair of the Meeting.

16.	The only persons permitted to vote at the Meeting will be the registered MFC Shareholders as at the close of business (Vancouver time) on the Record Date and their valid proxy holders, as described in the Circular, and as determined by the Chair of the Meeting upon consultation with the Scrutineer of the Meeting and legal counsel to the Petitioner.

17.	For the purposes of the Meeting, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and
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dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

SCRUTINEERS

18.	A representative of Computershare Investor Services Inc. (or any agent thereof) is authorized to act as a scrutineer for the Meeting or such other person as appointed by the Chair of the Meeting.

ADJOURNMENTS AND POSTPONEMENTS

19.	Notwithstanding any provision of the Act or the Articles, the Board, by resolution, will be entitled, if it deems it advisable, to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the MFC Shareholders respecting the adjournment or postponement and without the need for approval of this Honourable Court.

20.	The Record Date for MFC Shareholders entitled to notice of and to vote at the Meeting will not change in respect of adjournment(s) or postponements(s) of the Meeting.

SOLICITATION OF PROXIES

21.	The Petitioner is authorized to use the form of proxy in connection with the Meeting in substantially the same form contained in Exhibit “B” to the Affidavit, and the Petitioner may, in its discretion, waive generally the time limits for deposit of proxies by MFC Shareholders if the Petitioner deems it reasonable to do so. The Petitioner is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine.
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22.	The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

23.	Each registered MFC Shareholder shall be entitled to exercise rights of dissent (“Dissent Rights”) with respect to the Arrangement Resolution, in accordance with Division 2 of Part 8 of the Act, as modified by Article 3 of the Arrangement, this Interim Order, the Final Order (as defined herein) or any other Order of this Court, provided that, notwithstanding Section 242 of the Act, any registered MFC Shareholder that wishes to exercise Dissent Rights must, as a condition precedent thereto, provide written objection to the Arrangement Resolution as contemplated by Section 242 of the Act, which written objection must be received by the Petitioner at its registered office no later than 9:00 a.m. (Vancouver time) on the date which is 48 hours preceding the date of the Meeting (excluding Saturdays, Sundays and holidays) and must otherwise comply with the requirements of the Act.

24.	Notwithstanding Sections 244 and 245 of the Act, MFC 2017 II and not the Petitioner, shall be required to pay the payout value to a registered MFC Shareholder that duly exercises its Dissent Rights in accordance with the Arrangement. In accordance with the Arrangement and the Circular, all references to the “company” in Sections 244(1), 244(3) and 245 of the Act, other than the reference in Subsection 244(2)(b) of the Act, shall be deemed to refer to “MFC 2017 II” in the place of the “company”, and MFC 2017 II shall have all of the rights, duties and obligations of the Company under Sections 244 and 245 of the Act.

25.	MFC Shareholders who duly exercise their Dissent Rights in respect of their MFC Shares and who:
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(a)	are ultimately entitled to be paid fair value for their MFC Shares shall be deemed to have irrevocably transferred such MFC Shares to MFC 2017 II as of the Effective Time pursuant to Subsection 2.4(a) of the Arrangement without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for such fair value; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for such MFC Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of MFC Shares, but in no case shall New MFC, MFC 2017 II, the Petitioner or any other person be required to recognize such holders as holders of MFC Shares after the Effective Time, and the names of such holders of MFC Shares shall be deleted from the registers of holders of MFC Shares at the Effective Time.

APPLICATION FOR FINAL ORDER

26.	Unless the Board by resolution determines to abandon the Arrangement, upon the approval, with or without variation, by the MFC Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Petitioner may apply for an Order of this Honourable Court approving the Arrangement Agreement (the “Final Order”):

(b)	Pursuant to Section 291(4)(c) of the Act, declaring that the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, is fair and reasonable to the MFC Shareholders; and
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(c)	Pursuant to Section 291(4)(a) of the Act, approving the Arrangement including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, and that the Petition be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia on July 12, 2017 at 9:45 a.m., or as soon thereafter as counsel may be heard or such other date and time as this Court may direct, and that the Petitioner be at liberty to proceed with the Final Order on that date.

27.	Any MFC Shareholder, director or auditor of the Petitioner or any other interested party has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, provided that such person shall file a Response to Petition (the “Response”) in the form prescribed by the Supreme Court Civil Rules with this Honourable Court and deliver a copy of the filed Response together with a copy of all materials on which such person intends to rely at the application for the Final Order, including an outline of such person’s proposed submissions, to the solicitors for the Petitioner at Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Attention: Rod Talaifar at or before 4:00 p.m. (Vancouver time) on July 6, 2017, or as the Court may otherwise direct.

28.	The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for the Petitioner and those persons who have delivered a Response in accordance with this Interim Order.
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29.	Subject to other provisions in this Interim Order, no material other than that contained in the Meeting Materials need be served on any persons in respect of these proceedings and, in particular, service of the Petition herein and the accompanying Affidavit and additional affidavits as may be filed is hereby dispensed with.

30.	If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need to be served and provided with notice of the adjourned date and any filed materials.

31.	The Petitioner shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

32.	The provisions of Rules 8-1 and 16-1 of the Supreme Court Civil Rules are hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.
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33.	To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the Act, applicable securities laws or the Articles, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

APPROVE AS TO FORM:

Rod Talaifar
Counsel for the Petitioner

BY THE COURT

REGISTRAR
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No. NO.S-175418
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291
OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57
AND AMENDMENTS THERETO

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT
BETWEEN MFC BANCORP LTD.,
THE SHAREHOLDERS OF MFC BANCORP LTD. AND MFC 2017 LTD.

MFC BANCORP LTD.

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

Sangra Moller LLP
Barristers and Solicitors
1000 Cathedral Place
925 West Georgia Street
Vancouver, BC V6C 3L2
Facsimile: (604) 669-8803

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SCHEDULE “D”

NOTICE OF APPLICATION

NO.S-175418

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291

OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57

AND AMENDMENTS THERETO

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT

BETWEEN MFC BANCORP LTD.,

THE SHAREHOLDERS OF MFC BANCORP LTD., MFC 2017 LTD. AND MFC 2017 II LTD.

MFC BANCORP LTD.

PETITIONER

NOTICE OF APPLICATION

TO:	THE SHAREHOLDERS OF MFC BANCORP LTD.

TAKE NOTICE that a Petition has been filed by MFC Bancorp Ltd. (the “Petitioner”) in the Supreme Court of British Columbia (the “Court”) for approval of an amended and restated arrangement agreement (the “Arrangement”) pursuant to the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as amended (the “Act”), and for a determination that the terms and conditions of the Arrangement, and the exchange of securities and other matters contemplated therein, are fair and reasonable to the shareholders of the Petitioner (collectively, the “MFC Shareholders”), and that the Arrangement be binding upon the Petitioner and the MFC Shareholders upon taking effect, will be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia V6Z 2E1 on July 12, 2017 at 9:45 a.m. (Vancouver time) or as soon thereafter as counsel may be heard (the “Final Order”);

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Court, pronounced June 9, 2017, the Court has given directions as to the calling of a special meeting of the MFC Shareholders, as of the record date, for the purpose of, inter alia, considering and voting upon the Arrangement and approving the Arrangement;

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AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement as procedurally and substantively fair and reasonable to the MFC Shareholders shall, if made, serve as the basis of an exemption from the registration requirement of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to securities issued and exchanged under the Arrangement.

IF YOU WISH TO BE HEARD, any MFC Shareholder affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court Registry at 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (the “Response”) in the form prescribed by the Supreme Court Civil Rules and delivered a copy of the filed Response, together with all material on which such person intends to rely at the hearing of the Final Order, including an outline of such person’s proposed submissions, by or before 4:00 p.m. (Vancouver time) on July 6, 2017, or as the Court may otherwise direct.

The Petitioner’s address for delivery is:

Sangra Moller LLP

1000 Cathedral Place

925 West Georgia Street

Vancouver, B.C. V6C 3L2

Attention: Rod Talaifar

ANY OTHER INTERESTED PARTY WHO WISHES TO BE HEARD may, with leave of the Court, appear to support or oppose the application and/or make submissions at the hearing of the application for the Final Order, subject to filing a Response and delivering a copy of the filed Response together with a copy of any additional affidavits and other materials on which the person intends to rely at the hearing for the Final Order by or before 4:00 p.m. (Vancouver time) on July 6, 2017, or as the Court may otherwise direct.

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The Petitioner’s address for delivery is:

Sangra Moller LLP

1000 Cathedral Place

925 West Georgia Street

Vancouver, B.C. V6C 3L2

Attention: Rod Talaifar

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid.

AT THE HEARING OF THE FINAL APPLICATION, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the MFC Shareholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any MFC Shareholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

The Petitioner estimates that the hearing will take 30 minutes.

This matter is not within the jurisdiction of a Master.

DATED at Vancouver, British Columbia, this 9th day of June, 2017.

/s/ Rod Talaifar
Signature of Rod Talaifar
Counsel for the Petitioner
MFC Bancorp Ltd.
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SCHEDULE “E”

SECTIONS 237- 247 OF THE BCBCA

Division 2 — Dissent Proceedings

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238(1)(g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business it is permitted to carry on, or

(ii)	Without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purpose within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;
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(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)	If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to
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dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)	If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)	If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)	If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.
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Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(a), (b), (c), (d), (e) or (f) must,

(a)	if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,
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(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)	The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1)(a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.
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(2)	The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)	Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)	Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.
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(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;
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(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.
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SCHEDULE “F”

MEMORANDUM AND ARTICLES OF ASSOCIATION OF NEW MFC

THE COMPANIES LAW (REVISED)

OF THE CAYMAN ISLANDS

MFC 2017 Ltd.

An Exempted Company Limited By Shares

MEMORANDUM and articles OF ASSOCIATION
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THE COMPANIES LAW (REVISED)
OF THE CAYMAN ISLANDS

MEMORANDUM OF ASSOCIATION

OF

MFC 2017 Ltd.

An Exempted Company Limited by Shares

1	NAME

The name of the Company is MFC 2017 Ltd.

2	STATUS

The Company is a company limited by shares.

3	REGISTERED OFFICE

The registered office of the Company is at Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place as the Directors may from time to time decide.

4	OBJECTS AND CAPACITY

Subject to paragraph 9 of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands. The Company is a body corporate capable of exercising all the functions of a natural person of full capacity, irrespective of any question of corporate benefit.

5	SHARE CAPITAL

The share capital of the Company is USD 450,000 divided into 300,000,000 Common Shares of USD 0.001 par value each and 150,000,000 Preference Shares divided into USD 0.001 par value each

6	LIABILITY OF MEMBERS

The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

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7	CONTINUATION

The Company may exercise the powers contained in the Companies Law to transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be de-registered in the Cayman Islands.

8	DEFINITIONS

Capitalised terms used and not defined in this Memorandum of Association shall bear the same meaning as those given in the Articles of Association of the Company.

9	EXEMPTED COMPANY

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, provided that nothing in this section shall be construed as preventing the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

The undersigned subscribes its name to this Memorandum of Association to form an incorporated company with limited liability to carry out the lawful purposes set out in this Memorandum of Association and agrees to take the number of Shares set out below.

Dated: 5 June 2017

SUBSCRIBER	NUMBER OF SHARES TAKEN

Harneys Services (Cayman) Limited Post Office Box 10240 Grand Cayman KY1-1002 Cayman Islands	1 Common Share

/s/ Daisy Haye

Daisy Haye

Acting as duly authorised signatory

For and on behalf of

Harneys Services (Cayman) Limited

/s/ Kirstie Johnson

Kirstie Johnson

Witness to the above signature

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THE COMPANIES LAW (REVISED)
OF THE CAYMAN ISLANDS

ARTICLES OF ASSOCIATION

OF

MFC 2017 Ltd.

An Exempted Company Limited By Shares

1	DEFINITIONS AND INTERPRETATION

1.1	The Regulations contained in Table A in the First Schedule to the Companies Law do not apply to the Company. In these Articles of Association, if not inconsistent with the context, the following words and expressions shall have the following meanings:

Articles means these Articles of Association;

Common Share means a voting share in the capital of the Company designated as a Common Share and having the rights, and being subject to the restrictions, provided for in these Articles;

Companies Law means the Companies Law (Revised), as amended or re-enacted from time to time;

Company means the above named company;

Director means a director of the Company appointed in accordance with these Articles;

Distribution means a distribution, dividend (including an interim dividend) or other payment or transfer of property of the Company on or in respect of a Share (save in respect of its redemption or repurchase);

Electronic Transactions Law means the Electronic Transactions Law of the Cayman Islands;

Member has the same meaning as in the Companies Law;

Memorandum means the Memorandum of Association of the Company;

Officer means any person appointed by the Directors to hold an office in the Company;

Ordinary Resolution means a resolution:

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(a)	passed by a majority of such Members as, being entitled to do so, vote in person or by proxy at a general meeting of the Company; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members.

Preference Share means a share in the capital of the Company designated as a Preference Share and having the rights, and being subject to the restrictions, provided for in these Articles;

Register of Directors and Officers means the register of Directors and Officers maintained by the Company in accordance with these Articles;

Register of Members means the register of Members referred to in these Articles;

Registrar means the Registrar of Companies and includes the Deputy Registrar of Companies;

Registered Office means the registered office for the time being of the Company;

Seal means any seal which has been duly adopted as the common seal of the Company and includes every duplicate seal;

Secretary means the person appointed to perform any or all of the duties of secretary of the Company, including any assistant secretary;

Share means a share in the capital of the Company issued or authorised to be issued by the Company;

Special Resolution means a special resolution passed in accordance with Section 60 of the Companies Law, being a resolution:

(a)	passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members;

Subscriber means the subscriber to the Memorandum;

Treasury Share means a Share that has been repurchased, redeemed, surrendered to or otherwise acquired by the Company and not cancelled; and

Written includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange and electronic mail in accordance with the Electronic Transactions Law and in writing shall be construed accordingly.

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1.2	In the Memorandum and these Articles, unless the context otherwise requires a reference to:

(a)	words importing the masculine gender include the feminine gender;

(b)	any Cayman Islands law or regulation, is a reference to such law or regulation as amended or re-enacted from time to time;

(c)	the singular includes the plural and vice versa;

(d)	a person includes all legal persons and natural persons; and

(e)	legal persons include all forms of corporate entity and any other person having capacity to act in its own name created by or in accordance with the laws or regulations of any jurisdiction.

1.3	Headings are for ease of reference only and shall be disregarded in interpreting the Memorandum and the Articles.

2	COMMENCEMENT OF BUSINESS

2.1	Commencement. The business of the Company may be commenced at such time as determined by the Directors.

2.2	Commencement Costs and Expenses. The Directors may pay, out of capital or other money of the Company, all costs and expenses incurred in the establishment and registration of the Company.

3	REGISTERED SHARES

3.1	Registered Shares. The Company shall issue registered Shares only.

3.2	No Bearer Shares. The Company is not authorised to issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

4	SHARE CERTIFICATES

4.1	Share Certificates. Every Member holding Shares shall be entitled to a certificate signed by a Director or Secretary, or any other person authorised by a resolution of the Directors, or under the Seal specifying the number of Shares held by him and the signature of the Director, Secretary or authorised person and the Seal may be facsimiles or affixed by electronic means pursuant to the Electronic Transactions Law.

4.2	Indemnity and Replacement. Any Member receiving a certificate shall indemnify and hold the Company and its Directors and Officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed or, in connection with any proposed share transfer, a new certificate may be issued, on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by the Directors.
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4.3	Joint Holders. If several Members are registered as joint holders of any Shares, any one of such Members may give an effectual receipt for any share certificate. In respect of Shares held jointly by several persons, the Company shall not be bound to issue a certificate or certificates to each such person and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

5	ISSUE OF SHARES

5.1	Issue. Subject to the provisions, if any, of the Memorandum and directions given by any Ordinary Resolution and the rights attaching to any class of existing Shares, the Directors may issue, allot, grant options, rights or warrants over or otherwise dispose of Shares and other securities of the Company at such times, to such persons, for such consideration and on such terms as the Directors may determine. On the allotment of any Share the Directors shall designate the class and, if applicable, series to which such Share shall belong. Notwithstanding and without prejudice to the generality of the foregoing, the Directors are expressly authorized and empowered to implement or effect, at their sole discretion, any shareholder rights plan or similar plan, agreement or arrangement pursuant to which, under circumstances provided therein, some or all Members will have rights to acquire Shares, including Common Shares, or interests in Shares, including Common Shares, at a discounted price, upon such terms and conditions as the Directors deem expedient and in the best interests of the Company, including, without limitation, the issuance of a preference share purchase right to be issued on a pro rata basis to each holder of Common Shares with such terms and for such purposes, including the influencing of takeovers, as may be described in a rights agreement between the Company and a rights agent. Upon approval of the Directors, such number of Common Shares or other Shares or securities of the Company, as may be required for such purposes shall be reserved for issuance in connection with an option, right, warrant or other security of the Company or any other person that is exercisable for, convertible into, exchangeable for or otherwise issuable in respect of such Common Shares or other Shares or securities of the Company.

5.2	Subscriber Share. Notwithstanding the preceding Article, the Subscriber shall have the power to:

(a)	issue one Share to itself;

(b)	transfer that Share by an instrument of transfer to any person; and

(c)	update the Register of Members in respect of the issue and transfer of that Share.

5.3	Common Shares. Each Common Share confers on the holder thereof the following rights:

(a)	As to voting: The holder of a Common Share shall (in respect of such Share) have the right to receive notice of, or attend and vote as a Member at, any general meeting of the Company or separate meeting of the holders of Common Shares convened in accordance with these Articles;

(b)	As to income: The holder of a Common Share shall have the right to receive dividends declared by the Company in respect of the relevant class in accordance with the provisions of these Articles and the terms of issue of the Common Share; and

(c)	As to capital: The holder of a Common Share shall have the right on the winding up or dissolution of the Company to participate in the surplus assets of the Company in
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accordance with the provisions of these Articles and the terms of issue of the Common Share.

5.4	Preference Shares. Preference Shares may be issued from time to time in one or more classes or series, each of such classes or series to have such voting powers (full or limited or without voting powers) designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed, or in any resolution or resolutions providing for the issue of such classes or series adopted by the Directors as hereinafter provided. Authority is hereby granted to the Directors, subject to the provisions of the Memorandum, these Articles and applicable law, to create one or more classes or series of Preference Shares and, with respect to each such class or series, to fix by resolution or resolutions, without any further vote or action by the Members of the Company providing for the issue of such class or series, such rights and restrictions upon such Preference Shares as the Directors may determine, including:

(a)	the number of Preference Shares to constitute such class or series and the distinctive designation thereof;

(b)	the voting rights, if any, of the Preference Shares of such class or series;

(c)	transfer restrictions and rights of first refusal with respect to the Preference Shares of such class or series

(d)	the dividends or other Distributions, if any, payable on such class or series, whether any such dividends or other Distributions shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends or other Distributions shall be payable, the preference or relation which such dividends or other Distributions shall bear to the dividends or other Distributions payable on any Shares of any other class or any other series of Preference Shares;

(e)	whether the Preference Shares of such class or series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(f)	whether the Preference Shares of such class or series shall be convertible into, or exchangeable for, Shares of any other class or classes or any other series of the same or any other class or classes of Shares and the conversion price or prices or rate or rates, or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be states and expressed or provided in such resolutions or resolutions;

(g)	the amounts or amounts payable upon the Preference Shares of such class or series upon, and the rights of the holders of such class or series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets of the Company;

(h)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional Shares, including additional Shares of such class or series or of any other class of Shares or any other class or series of Preference Shares; and
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(i)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof as the Directors may determine.

5.5	Consideration for Share Issue. A Share may be issued for consideration in any form, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

5.6	Register of Members.

(a)	The Register of Members kept by the Company shall contain:

(i)	the names and addresses of each Member;

(ii)	a statement of the Shares held by each Member;

(iii)	the distinguishing numbers of the Shares of each Member (if any);

(iv)	the amount paid on the Shares of each Member;

(v)	the date on which the name of each person was entered on the register as a Member; and

(vi)	the date on which any person ceased to be a Member.

(b)	The Company may cause to be kept in any country or territory one or more branch registers of any category of members.

(c)	For as long as any Shares are listed on an “approved stock exchange” as defined by the Companies Law, title to such listed Shares may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the relevant approved stock exchange that are or shall be applicable to such listed Shares. Any register of members maintained in respect of listed Shares may be kept by recording the particulars required by section 40 of the Companies Law in a form otherwise than legible if such recording otherwise complies with the laws applicable to and the rules and regulations of the relevant approved stock exchange.

5.7	Commission. The Company is authorised to pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) for any Shares or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any Shares.

5.8	Payment for Shares. The Directors shall not issue Shares unless payment in full of the subscription price has been received by the Company by such time as the Directors may determine from time to time.

6	VARIATION OF RIGHTS

6.1	Class Variation. If, at any time, the share capital of the Company is divided into different classes or series of Shares, the rights attached to any class or series (unless otherwise provided by the
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terms of issue of the Shares of that class) may be varied with the consent in writing of the holders of two-thirds of the issued Shares of that class or series or with the approval of the holders of not less than two-thirds of the issued shares of that class, who, being entitled to do so, vote in person or by proxy at a separate general meeting of the holders of the Shares of the class or series. To every such separate general meeting the provisions of these Articles relating to general meetings shall, mutatis mutandis, apply, but so that the necessary quorum shall be the persons holding or representing by proxy a majority of the issued Shares of the class or series and that any holder of Shares of the class or series present in person or by proxy may demand a poll.

6.2	No Variation on Further Issue. The rights conferred upon the holders of the Shares of any class or series shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or by the creation or issuance of Preference Shares of any class or series.

7	REDEMPTION, PURCHASE AND SURRENDER OF SHARES AND TREASURY SHARES

7.1	Redemption, Purchase and Surrender. Subject to the provisions of the Companies Law and to the rights attaching to any class of Share, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of such Shares, determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors determine;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Law including out of capital; and

(d)	permit the surrender of fully paid Shares for no consideration.

7.2	Effect of Redemption, Purchase and Surrender. Shares that the Company redeems, purchases, accepts by way of surrender or otherwise acquires pursuant to Article 7.1 may:

(a)	be cancelled; or

(b)	be held as Treasury Shares on such terms and in such manner as the Directors determine prior to such acquisition.

7.3	Treasury Shares. All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share, other than as set out in this Article. The Company may:

(a)	cancel the Treasury Shares on such terms and in such a manner as the Directors may determine; and

(b)	transfer the Treasury Shares in accordance with Article 12.
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7.4	No Participation. Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

7.5	No other Redemption. The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

7.6	Redemption in Kind. The Directors may, when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payments either in cash or in kind.

8	LIEN

8.1	All Monies Payable. The Company shall have a first and paramount lien on every Share, whether or not it is a fully paid Share, for all moneys, whether presently payable or not, called or payable at a fixed time in respect of that Share and for all debts, liabilities or other obligations owed, whether presently or not, by the Member or by one or more joint Members or by any of their estates to the Company (together, the Lien Amounts) but the Directors may, at any time, declare any Share to be wholly or in part exempt from this Article. The Company’s lien, if any, on a Share shall extend to all Distributions payable thereon. Any registration of the transfer of a Share shall operate to extinguish the Company’s lien on that Share.

8.2	Sale. The Company may sell, in such manner as the Directors think fit, any Shares in which the Company has a lien, but no sale shall be made unless some amount in respect of which the lien exists is presently payable and the period of fourteen days has elapsed after the Company has given a notice in writing, stating and demanding payment of such part of the presently payable amount, to the relevant Member.

8.3	Registration of Purchase. The Directors may authorise any person to transfer the Shares sold in accordance with this Article to the purchaser of such Shares. The purchaser shall be registered as the holder of the Shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale of the Shares in accordance with this Article.

8.4	Application of Proceeds. The proceeds of the sale, net of any costs incurred by the Company in relation to the sale, shall be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable. The Company shall retain and have a lien over such part of the remainder of the proceeds as is equal to the Lien Amounts which exist but are not presently payable by the Member and may apply such proceeds against the Lien Amounts as and when they become payable and the residue shall be paid to the person entitled to the Shares at the date of the sale.

9	CALLS ON SHARES

9.1	Calls. The Directors may, from time to time, make calls upon the Members in respect of some or all of any moneys unpaid on their Shares, whether in respect of their par value or the premium payable on those Shares; each Member shall (subject to receiving at least 14 days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the
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amount called on his Shares. A call may be required to be paid in instalments. The Directors may revoke or postpone a call at any time.

9.2	Joint Holders. The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof and the holder or joint holders of a Share at the time of a call shall remain liable to pay the call on that Share, notwithstanding any subsequent transfer of the Share being registered by the Company.

9.3	Interest on Calls. If a sum called in respect of a Share is not paid before or on the day appointed for payment of that call, the Member from whom such amount is due shall pay interest upon the sum at such rate as the Directors may determine from the day appointed for payment of the call to the time of the actual payment. The Directors shall have the discretion to waive payment of any such interest in full or in part.

9.4	Fixed Payment Dates. The provisions contained in these Articles in respect of calls shall apply to payments, whether on account of the amount of the Share, or by way of premium, to be made on the allotment of a Share or any date fixed on the issue of the Share as if the same had become payable by virtue of a call duly made and notified.

10	FORFEITURE

10.1	Failure to pay Call. If a Member fails to pay any call or instalment of a call in respect of Shares on the day appointed for payment, the Directors may serve a notice on such Member naming a further date not earlier than the expiration of 14 days from the date of service on or before which the payment required by the notice is to be made, and containing a statement that in the event of non-payment, the Shares, or any of them, will be liable to be forfeited.

10.2	Forfeiture. If the requirements of the notice referenced in this Article are not complied with, the Company may forfeit the Shares together with any Distributions declared payable in respect of the forfeited Shares and not paid at any time before tender of payment.

10.3	No Refund. The Company is under no obligation to refund any moneys to the Member whose Shares have been forfeited.

10.4	Sale of Forfeited Share. A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors think fit. The proceeds of any sale or disposition of the forfeited Share may be received and used by the Company as the Directors determine.

10.5	Outstanding Liability. A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares together with interest.

10.6	Certificate of Forfeiture. A certificate in writing under the hand of a Director or Officer stating that a Share has been duly forfeited on the date stated in the certificate shall be conclusive evidence of the facts stated in the certificate as against all persons claiming to be entitled to the Share. The Directors may authorize any person to transfer the Shares sold in accordance with this Article to the purchaser of such Shares. The purchaser shall be registered as the holder of the
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Shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale of the Shares in accordance with this Article.

10.7	Fixed Payment Dates. The provisions of this Article applying to forfeiture for failure to pay any call or instalment of a call shall apply to the failure to make payments, whether on account of the amount of the Share, or by way of premium, to be made on the allotment of a Share or any date fixed on the issue of the Share as if the same had become payable by virtue of a call duly made and notified.

11	TRANSMISSION OF SHARES

11.1	Legal Personal Representative. The legal personal representative of a deceased sole holder of a Share shall be the only person recognised by the Company as having any title to the Share. In the case of a Share registered in the names of two or more holders, the survivors, survivor or the legal personal representatives of the deceased survivor, shall be the only person(s) recognised by the Company as having any title to the Share.

11.2	Transmission. Any person becoming entitled to a Share in consequence of the death or bankruptcy of or any analogous event affecting a Member (each such event a Transmission Event and each such person a Representative) shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the Member could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by such Member before the occurrence of a Transmission Event.

11.3	Pre-Registration Status. Representatives shall be entitled to the same notices, dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

11.4	Requirement for Registration. The Directors may at any time give notice requiring a Representative to elect either to be registered himself or to have some person nominated by him become the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before the Transmission Event). If the notice is not complied with within ninety (90) days the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

12	TRANSFER OF SHARES

12.1	When Directors’ Consent required. A transfer of a Common Share must not be recorded or registered unless a duly signed instrument of transfer in respect of the Common Share has been received by the Company and the certificate representing the Common Share to be transferred (if any) has been surrendered and cancelled. Preference Shares and Treasury Shares are transferable, subject to the consent of the Directors who may, in their absolute discretion, refuse to consent to any transfer and decline to register the transfer without giving any reason.
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12.2	Instrument of Transfer. The instrument of transfer shall be in writing in such form as may be acceptable to the Directors and shall be executed by or on behalf of the transferor and, if required by the Directors, signed by the transferee.

12.3	Certificates. Subject to Article 4.2, where the Company has issued a certificate in respect of a Share proposed to be transferred, the transferor shall lodge, with the instrument of transfer, the original certificate relating to the Share being transferred.

12.4	Effective Date. The transfer of a Share is effective when the name of the transferee is entered on the Register of Members. Until such time, the transferor shall be deemed to remain a Member.

12.5	Lost Certificate. If the Directors are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may, on receipt of such indemnities as they may require:

(a)	accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	proceed to register the transferee’s name in the Register of Members.

12.6	Notification of Refusal. Where the Directors refuse to register a transfer of a Share, they shall, within two months after the date on which the transfer was lodged with the Company, notify the transferee of the refusal.

12.7	Transfer of Treasury Shares. The transfer of Treasury Shares may be for valuable consideration or otherwise, and at a discount to the par value of the Shares.

13	REGISTERED HOLDER DEEMED ABSOLUTE OWNER

13.1	The registered holder of a Share shall be treated as the absolute owner of such Share. No person shall be recognised by the Company as holding any Share upon trust and the Company shall not register nor be bound by or required to recognise any equitable or other interest of whatever nature in a Share other than an absolute right to the Share, irrespective of whether the Company has notice of such interest.

14	ALTERATION OF SHARE CAPITAL

14.1	Increase or Amendment. The Company may by Ordinary Resolution:

(a)	increase the share capital by such sum, to be divided into Shares of such amount, and with such rights, privileges, priorities and restrictions attached to them as the resolution shall prescribe;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up shares into stock and reconvert that stock into paid-up Shares of any denomination;

(d)	subject to section 13 of the Companies Law, sub-divide its existing Shares, or any of them, into Shares of smaller amounts than is fixed by the Memorandum; and
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(e)	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

14.2	Reduction. Subject to the provisions of the Companies Law and these Articles, the Company may, by Special Resolution, reduce its share capital and any capital redemption reserve in any manner.

15	CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

15.1	Closing Register. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case forty (40) days. If the Register of Members shall be so closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members such Register of Members shall be so closed for at least ten (10) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

15.2	Fixing Record Date. In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance a date as the record date: (a) for any such determination of Members entitled to notice of or to vote at a meeting of Members, which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting; and (b) for the purpose of determining the Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, which record date shall not be more than sixty (60) days prior to the date of payment of such dividend or the taking of any action to which such determination of Members is relevant.

15.3	No Record Date. If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members or Members entitled to receive payment of a dividend, the date immediately preceding the date on which notice of the meeting is deemed given under these Articles or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof; provided, however, that the Directors may fix a new record date of the adjourned meeting, if they think fit.

16	MEETINGS AND CONSENTS OF MEMBERS

16.1	Meetings. All meetings of Members shall be referred to as extraordinary general meetings unless the general meeting is an annual general meeting. The Company may hold an annual general meeting in each year and shall specify the meeting as such in the notices calling it. The Company shall not be obliged to hold an annual general meeting in each year, provided that, so long as the Company’s Shares are listed for trading on the New York Stock Exchange, the Company shall hold annual general meetings, from time to time, as may be required under the applicable rules and regulations of the New York Stock Exchange. The annual general meeting, if any, shall be held at such time and place as the Directors shall appoint, provided that, so long as the Company’s Shares are listed for trading on the New York Stock Exchange, the period between the date of one annual general meeting of the Company and that of the next shall not be longer than such period as the applicable rules and regulations of the New York Stock Exchange permit. If the Company’s Shares
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are not listed for trading on the New York Stock Exchange, the Company shall hold annual general meetings as required pursuant to the rules and regulations of such other stock exchange, if any, on which the Company’s Shares are listed for trading at such time. At annual general meetings, the report of the Directors (if any ) shall be presented.

16.2	Directors Convene. The Directors may convene meetings of the Members, subject to Article 16.1 hereof, at such times and in such manner and places within or outside the Cayman Islands as the Directors may considers necessary or desirable.

16.3	Members Requisition. Upon the written request of Members entitled to exercise 20% or more of the voting rights in respect of the matter for which the meeting is requisitioned, any one or more of the Directors shall forthwith proceed to convene a meeting of Members to be held within four months of receiving the requisition. The written request of Members to requisition a meeting must state the objects of the meeting and must be signed by the Members requisitioning the meeting. The written request must be lodged at the Registered Office and may be delivered in counterpart.

16.4	Failure to Convene. If the Directors do not proceed to convene a meeting of Members within twenty one (21) days of the written request to requisition a meeting being lodged, the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the meeting of Members in the same manner as nearly as possible as that in which a meeting of Members may be convened by a Director. Where the requisitionists fail to convene the meeting of Members within three months of their right to convene the meeting arising, the right to convene the meeting of Members shall lapse.

16.5	Notice of Meeting. At least ten (10) days’ notice shall be given for any meeting of Members. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company.

16.6	Failure to Give General Notice. A meeting of Members held in contravention of the requirement to give notice is valid if Members (or their proxies) holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

16.7	Failure to give Individual Notice. The inadvertent failure of a Director who convenes a meeting to give notice of a meeting to a Member or another Director, or the fact that a Member or another Director has not received notice, does not invalidate the meeting.

16.8	Voting. No person shall be entitled to vote at any meeting of Members unless he is registered as a Member on the record date for such meeting and all calls or other moneys payable by him in respect of Shares have been paid at or before the record date. Subject to the rights and restrictions attached to any Shares and the provisions of this Article, each Member of record who is present in person, by its duly authorised representative or by proxy, shall have one vote and on a poll each Member of record shall have one vote for every Share of which he is the holder.
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17	PROXIES

17.1	Proxies. Subject to compliance with these Articles, a Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member. A proxyholder need not be a Member. The rules and procedures relating to the form of a proxy, the depositing or filing of proxies and voting pursuant to a proxy and any other matter incidental thereto, shall be approved by the Directors, subject to such rules and procedures as required by applicable law or the relevant rules and regulations applicable to the listing of the Shares on any stock exchange and as provided in these Articles under this Article 17.

17.2	Form of Proxy. An instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve). The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorized in that behalf provided however, that a Member may also authorize the casting of a vote by proxy pursuant to telephonic or electronically transmitted instructions (including, without limitation, instructions transmitted over the internet) obtained pursuant to procedures approved by the Directors which are reasonably designed to verify that such instructions have been authorized by such Member. The instrument appointing a proxy may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked.

17.3	Joint Ownership and Proxies. Where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly, each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one and the person whose name stands first on the register of members in respect of the Share is alone entitled to vote in respect of that Share.

18	PROCEEDINGS OF SHAREHOLDER MEETINGS

18.1	Chairman of Member Meeting. At every meeting of Members, the chairman of the board of Directors shall preside as chairman of the meeting. If there is no chairman of the board of Directors or if he is not present at the meeting within fifteen (15) minutes after the time appointed for the meeting or if he is unwilling to act, the Directors present shall elect the chairman of the meeting.

18.2	Adjournment. The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting except that when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

18.3	Conference Call. A Member, or his duly authorised representative or proxy, shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means, as
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approved by the Directors or the Chairman of the meeting, by means of which all the persons participating in the meeting are able to communicate with each other simultaneously and instantaneously.

18.4	Objections. No objection shall be raised to the qualification of any voter except at the meeting of members or adjourned meeting of Members at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and binding on all parties.

18.5	Casting of Votes. A Member holding more than one Share need not cast the votes in respect of the Shares held by him in the same way on any resolution for which a poll is taken. A person appointed as the authorised representative or proxy of a Member may cast the votes in respect of the Shares for which he is appointed in a like manner.

18.6	Quorum. A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person, through their authorised representative or by proxy, two or more Members, representing at least 20% of the class or series of Shares, entitled to vote on the resolutions of Members to be considered at the meeting, except where there is only one Member entitled to vote on resolutions of Members to be considered at the meeting, in which case the quorum shall be one Member. Where a quorum comprises a single Member or proxy, such person may pass a resolution of Members and a certificate signed by such person accompanied, where such person be a proxy, by a copy of the proxy instrument shall constitute a valid resolution of Members.

18.7	No Quorum. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

18.8	Polls. At any meeting of the Members the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting. The minutes of the meeting shall be conclusive evidence of the fact that a resolution was carried or not without proof of the number or proportion of the votes recorded in favour of or against such resolution.

18.9	Participation. Directors, officers, lawyers or auditors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

18.10	Unanimous Written Resolutions. Any Ordinary or Special Resolution of Members and any other action that may be taken by the Members at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, by all Members who would have been
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entitled to attend and vote at a meeting called for the purpose of passing such a resolution or taking any other action. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the latest date borne by the counterparts.

19	APPOINTMENT AND REMOVAL OF DIRECTORS

19.1	Number of Directors. The Company shall have a board of Directors consisting of the greater of:

(a)	three (3); and

(b)	the number most recently established by the Directors and under Article 19.8.

For so long as the Shares of the Company are listed for trading on the New York Stock Exchange, the Directors shall include such number of independent directors, as defined under the relevant rules or regulations of the New York Stock Exchange, as required under applicable rules or regulations, if any, of the New York Stock Exchange, unless the Directors resolve to follow any available exceptions or exemptions. If the Company’s Shares are not listed for trading on the New York Stock Exchange, the Company shall comply with any applicable rules or regulations respecting board composition of such other stock exchange, if any, on which the Company’s Shares are listed for trading at such time.

19.2	Appointment of Directors. The first Directors shall be appointed by the subscribers to the Memorandum by a written instrument signed by all the subscribers or by an Ordinary Resolution passed by the subscribers. Thereafter, subject to the limits set forth in Article 19.1:

(a)	the Company may by Ordinary Resolution at a meeting of Members called for such purpose, including at an annual general meeting pursuant to Article 19.3, appoint any person (subject to Article 20.1) to be a Director to fill a casual vacancy, including a vacancy resulting from the removal of a Director pursuant to Article 19.6 or the deemed vacation of a Director prior to the election of Directors at an annual general meeting under Article 19.3; or

(b)	the Directors may, at any time and from time to time, appoint any person to be a Director either to fill any casual vacancy or as an addition to the existing board of Directors.

19.3	Term. Subject to Article 19.4, each Director shall hold office until the expiration of his term and until his successor shall have been elected or qualified. At every annual general meeting the Members entitled to vote for the election of Directors must by Ordinary Resolution elect that number of Directors for the time being set under these Articles, which election shall be subject to any advance notice policy of the Company approved by the Directors from time to time. All the Directors cease to hold office immediately before such election, but are eligible for re-election.

19.4	Vacation. The office of a Director shall be vacated if:

(a)	the term of office of the Director expires, subject to the deemed continuance of office under Article 19.7 or such time as his or her successor shall have been elected or approved; or
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(b)	he gives notice in writing to the Company that he resigns the office of Director; or

(c)	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	he is found to be or becomes of unsound mind; or

(e)	he is removed from office pursuant to Article 19.6; or

(f)	he is prohibited to act as a Director by the Companies Laws or any applicable rules or regulations of any stock exchange on which the Shares are listed.

19.5	Consent. No election, appointment or designation of an individual as a Director is valid unless:

(a)	that individual consents to be a Director; or

(b)	that individual is elected at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a Director.

19.6	Removal of Directors. The Company may by Special Resolution at a meeting of Members called for such purpose remove any Director before the expiration of his term.

19.7	Failure to elect any. If the Members fail at the annual general meeting to elect or appoint any Directors, then each Director in office at such time continues to hold office until the earlier of:

(a)	the date on which his or her successor is elected or appointed; and

(b)	the date on which he or she otherwise ceases to hold office under these Articles.

19.8	Failure to elect some. If, at any meeting of Members at which there should be an election of Directors, not all the places of the retiring Directors are filled by that election such that there is not the number of Directors set pursuant to these Articles, the number of Directors is deemed to be set at the number of Directors actually elected or continued in office.

20	NOMINATION OF DIRECTORS

20.1	Nomination. Nominations of persons for election to the board of Directors may be made at any annual general meeting or at any other meeting of Members if one of the purposes for which the meeting is called is to elect a Director:

(a)	by or at the direction of the Directors, including pursuant to a notice of meeting; or

(b)	by or at the direction or request of a holder of Common Shares to, and as set forth in, a valid requisition of a meeting of Members in accordance with Article 16.3; or

(c)	by any Member (a Nominating Shareholder) who: (i) at the close of business on the date of the giving by such Nominating Shareholder of the notice provided for below and at the close of business on the record date for notice of such meeting is entered in the register of Members as a holder of one or more Common Shares carrying the right to vote at such meeting; and (ii) complies with the notice procedures set forth below in these Articles, including Article 20.2 and 20.3 hereof. If such Nominating Shareholder is
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not an individual, the notice, as set forth below, must be signed by an authorized representative, being a duly authorized director, officer, manager, trustee, partner or other similar person, as applicable, of such entity who provides such evidence of such authorization that is satisfactory to the Company, acting reasonably.

20.2	Timing. A Nominating Shareholder must provide notice to the president of the Company:

(a)	in the case of an annual general meeting of Members, not less than thirty (30) nor more than sixty-five (65) days prior to the date of such annual general meeting of Members; provided, however, that in the event that the annual general meeting of Members is to be held on a date that is less than fifty (50) days after the notice date on which the first public announcement of the date of such annual general meeting was made, notice by the Member may be given not later than the close of business on the tenth (10th) day following the notice date; and

(b)	in the case of any other meeting (which is not also an annual general meeting) of Members called for the purpose of electing Directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of such other meeting of Members was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual general meeting or other meeting of Members, and in no event shall any adjournment or postponement of a meeting of Members or the announcement thereof commence a new time period for the giving of such notice. For the purposes of this Article 20, a “public announcement” means disclosure in a press release reported by a national news source in the United States or Canada or a document publicly filed by the Company or its agents with applicable securities regulators.

20.3	Form. To be in proper written form, a Nominating Shareholder’s notice to the president of the Company must set forth:

(a)	as to each person who the Nominating Shareholder proposes to nominate for election as a Director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice; (iii) the citizenship of such person; (iv) the class or series and number of Shares in the capital of the Company which are controlled, directly or indirectly, or which are owned, beneficially or of record, by the person as of the record date for the meeting of Members (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (v) a statement as to whether such person would be “independent” of the Company if elected as a Director at such meeting and the reasons and basis for such determination; and (vi) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of Directors pursuant to applicable law; and

(b)	as to the Nominating Shareholder giving the notice, (i) full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any Shares of the
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Company and (ii) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of Directors pursuant to applicable law.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to comply with applicable law and determine the eligibility of such proposed nominee to serve as a Director of the Company or that could be material to a reasonable Member’s understanding of the experience, independence, or qualifications (or lack thereof) of such proposed nominee.

20.4	Acceptance of Nomination. The chair of any meeting of Members shall, among other things, have the authority to determine whether a nomination was made in accordance with the procedures set forth in this Article 20 and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

21	REGISTER OF DIRECTORS AND OFFICERS

21.1	Details. The Register of Directors and Officers shall contain:

(a)	the names and addresses of the persons who are Directors and Officers;

(b)	the date on which each person whose name is entered in the register was appointed as a Director or Officer; and

(c)	the date on which each person named as a Director or Officer ceased to be a Director or Officer.

22	POWERS OF DIRECTORS

22.1	Management by Directors. Subject to the provisions of the Companies Law, the Memorandum, these Articles and any directions given by Ordinary Resolution, the business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors. The Directors shall have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company as are not by the Companies Law, the Memorandum, these Articles or the terms of any Special Resolution required to be exercised by the Members. No alteration of the Memorandum or these Articles or any direction given by Ordinary or Special Resolution shall invalidate any prior act of the Directors that was valid at the time undertaken. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

22.2	Good Faith. Each Director shall exercise his powers for a proper purpose. Each Director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

22.3	Acting in Vacancy. The continuing Directors may act notwithstanding any vacancy in their body, but if and for so long as their number is below any minimum number of Directors fixed by or pursuant to these Articles, the continuing Directors may act for the purpose of passing a resolution: (i) to adjust the number of Directors under Article 19.1 to eliminate the vacancy; (ii) to appoint further Directors to the board of Directors; or (iii) to convene a meeting of Members to appoint further Directors, but for no other purpose.
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22.4	Indebtedness and Security. The Directors may exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to issue debentures, debenture stock, mortgages, bonds and other such securities and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

23	PROCEEDINGS OF DIRECTORS

23.1	Quorum. The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall be counted in the quorum. A Director who also acts as an alternate Director shall count twice towards the quorum.

23.2	Voting. Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall not have a second or casting vote. A Director who is also an alternate Director shall be entitled to a separate vote on behalf of his appointor in addition to his own vote.

23.3	Conference Call. A person may participate and vote in a meeting of the Directors or committee of Directors by telephone or other electronic means by means of which all the persons participating in the meeting are able to communicate with each other simultaneously and instantaneously. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

23.4	Unanimous Written Resolution. A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign any such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

23.5	Notice of Meetings. A Director may, or other Officer on the requisition of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held.

23.6	Chairman of the Board. The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

23.7	Defects. Absent fraud, all acts done by any meeting of the Directors or a committee of Directors shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.
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24	PRESUMPTION OF ASSENT

24.1	A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof. Such right to dissent shall not apply to a Director who voted in favour of such action.

25	DIRECTORS’ INTERESTS

25.1	Other Office. A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine. A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

25.2	No Exclusivity. A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

25.3	Disclosure of Interests. No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any other contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

25.4	General Notice of Interests. A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

26	MINUTES

26.1	The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.
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27	DELEGATION OF DIRECTORS’ POWERS

27.1	Delegation. The Directors may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall automatically terminate if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

27.2	Committees. The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the Directors may impose, and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

27.3	Third Party Delegation. The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

27.4	Officers. The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by the Directors.

28	ALTERNATE DIRECTORS

28.1	Alternate Appointment. Any Director (other than an alternate Director) may by writing in notice to the Company appoint any other Director, or any other person willing to act, to be an alternate Director.

28.2	Conduct of Alternates. An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and, save as expressly provided herein, to perform all the functions and exercise all of the powers of his appointor as a Director in his absence.

28.3	Automatic termination. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.
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28.4	No Agency. An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

29	NO MINIMUM SHAREHOLDING

29.1	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

30	REMUNERATION OF DIRECTORS

30.1	Office Remuneration. The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination of such methods.

30.2	Additional Remuneration. The Directors may by resolution approve additional remuneration to any Director for any services other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

30.3	Pensions. The Directors, on behalf of the Company, may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

31	INDEMNIFICATION

31.1	Indemnity and Exclusion of Liability. Every Director, alternate Director or Officer shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or wilful default. No such Director, alternate Director or Officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or wilful default of such Director or officer. References in this Article to actual fraud or wilful default mean a finding to such effect by a competent court in relation to the conduct of the relevant party.

31.2	Advancement of Expenses. Expenses, including legal fees, incurred by a Director, alternate Director or Officer, or former Director, alternate Director or Officer in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by such party to repay the amount if it shall ultimately be determined that such Director, alternate Director or Officer is not entitled to be indemnified by the Company and upon such terms and conditions, if any, as the Company deems appropriate.
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31.3	Insurance. The Company may purchase and maintain insurance in relation to any person who is or was a Director, alternate Director, Officer or liquidator of the Company, or who at the request of the Company is or was serving as a Director, alternate director, Officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity.

32	RECORDS

32.1	Registered Office Records. The Company shall keep the following documents at the Registered Office:

(a)	the Certificate of Incorporation and any Certificate on Change of Name;

(b)	a copy of the Memorandum and Articles;

(c)	the Register of Directors and Officers; and

(d)	to the extent the Company has created a security interest over any of its assets the Register of Mortgages and Charges required to be maintained by the Company under Section 54 of the Companies Law.

32.2	Other Corporate Records. The Company shall keep the following records at the Registered Office or at such other place or places, within or outside the Cayman Islands, as the Directors may determine:

(a)	minutes of meetings, Ordinary Resolutions and Special Resolutions of Members and classes of Members;

(b)	the Register of Members; and

(c)	minutes of meetings and Resolutions of Directors and committees of Directors.

32.3	Electronic Form. All of the registers and records kept by the Company under these Articles shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Law.

33	SEAL

33.1	Use of Seal. The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or an Officer or other person appointed by the Directors for the purpose.

33.2	Duplicate Seal. The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.
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33.3	Authentication and Filing. A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

34	DISTRIBUTIONS

34.1	Payment of Distributions. Subject to the Companies Law and this Article, the Directors may declare and pay out of the funds of the Company lawfully available for such purpose a Distribution at a time and of an amount they think fit. No Distribution shall be paid except out of the realised and unrealised profits of the Company, and/or out if the share premium account, and/or as otherwise permitted by the Companies Law.

34.2	Ranking. Except as otherwise provided by the rights attached to Shares, all Distributions shall be declared and paid according to the par value of the Shares that a Member holds. The Company may pay Distributions in proportion to the amount paid upon each Share where a larger amount is paid up on some Shares than on others. If any Share is issued on terms providing that it shall rank for Distributions as from a particular date, that Share shall rank for Distributions accordingly.

34.3	Deductions. The Directors may deduct from any Distribution payable to any Member all sums of money, if any, then payable by him to the Company on account of calls or otherwise.

34.4	Distribution in Kind. The Directors may declare that any Distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and the Directors may settle the same as they think expedient and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

34.5	Payment. Any Distribution payable in cash in respect of Shares may be paid by electronic funds transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Distributions payable in respect of the Shares held by them as joint holders.

34.6	No Interest. No Distribution shall bear interest as against the Company and no distribution shall be paid on Treasury Shares.

34.7	Unclaimed Payments. Any Distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date of declaration of such Distribution may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Distribution shall remain as a debt due to the Member. Any Distribution which remains unclaimed after a period of six years from the date of declaration of such Distribution shall be forfeited and shall revert to the Company.
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34.8	Preference Shares dividend priority. So long as any of the Preference Shares are outstanding, the Company shall not at anytime without, but may at anytime with, the approval of the holders of the Preference Shares given as set out in Article 6.1, declare, pay or set apart for payment any dividends on the Common Shares unless, in each such case, all dividends then payable on the Preference Shares and on all other Shares of the Company ranking on parity with the Preference Shares with respect to the payment of dividends, accrued to the most recently preceding payment date or dates, have been declared and paid or set aside for payment.

35	CAPITALISATIONS

35.1	Capitalisations. The Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts or to the credit of profit and loss account or otherwise available for distribution and appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a Distribution of profits by way of dividend and apply such sum on their behalf in paying up in full unissued Shares for issue, allotment and distribution credited as fully paid-up to and amongst them in the proportions aforesaid. In such event the Directors may make such provisions as they think fit in the case of Shares becoming distributable in fractions.

36	REPRESENTATION

36.1	Representation of Legal Persons. The right of any individual to speak for or represent a Member or a Director being a legal person shall be determined by the law of the jurisdiction where, and by the documents by which, such legal person is constituted or derives its existence but save where an objection has been raised by a Member or a Director, the Directors shall not be obliged to verify the rights of individuals purporting to speak for or represent legal persons. In case of doubt, the Directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the Directors may rely and act upon such advice without incurring any liability to any Member or the Company.

37	FINANCIAL YEAR

37.1	Unless the Director otherwise prescribe, the financial year of the Company shall be the calendar year.

38	ACCOUNTS

38.1	Accounts. The Company shall keep proper books of account with respect to (a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place; (b) all sales and purchases of goods by the Company; and (c) the assets and liabilities of the Company, that in each case, are sufficient to give a true and fair view of the Company’s affairs and to explain its transactions.

38.2	Inspection. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Law or authorised by the Directors or by the Company in general meeting.
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38.3	Financial Information. The Directors may from time to time cause to be prepared and to be laid before the Company, in a general meeting, profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

39	AUDIT

39.1	Auditor. The Directors may appoint an auditor of the Company who shall hold office until removed from office by resolution of the Directors, and may fix his or her remuneration, provided that the appointment and provisions relating to auditors shall be in accordance with applicable law and the relevant rules and regulations of any stock exchange on which the Shares are listed for trading.

39.2	Access Right. Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for any audit.

39.3	Auditor Reports. Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at such times as shall be required by the Directors or any meeting of the Members.

40	NOTICES

40.1	Calculation of Elapsed Time. Subject to the laws of the Cayman Islands, where any period of time is expressed as required for the giving of any notice or in any other case where some other action is required to be undertaken within or omitted from being taken during a specified period of time, the calculation of the requisite period of time will not include the day on which the notice is given (or deemed to be given) or the day on which the event giving rise to the need to take or omit action occurred, but shall include the day on which the period of time expires.

40.2	Delivery of Notices. Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent airmail. E-mail notices may be sent by e-mail text and/or by way of a document attached to an email in portable document format (PDF) or in Microsoft Word format and/or by any other method separately agreed between the Company and its Members.

40.3	Deemed Receipt. Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing a notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service it shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.
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40.4	Notices of General Meeting. Notice of every general meeting shall be given in any manner hereinbefore authorized to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members.

41	VOLUNTARY LIQUIDATION

41.1	Subject to the Companies Law, the Company may by Special Resolution be wound up voluntarily.

42	WINDING UP

42.1	Distribution of Assets. If the Company shall be wound up (whether voluntarily or by or under the supervision of the Grand Court of the Cayman Islands) the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner as the liquidator thinks fit having regard to the Companies Law. Any surplus shall be distributed firstly to the holders of the Preference Shares who shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its Members for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common Shares or any other Shares ranking junior to the Preference Shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its Members for the purpose of winding up its affairs, the amount paid up with respect to each Preference Share held by them, together with all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day to day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Preference Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series. Thereafter the balance shall be paid the holders of Common Shares.

42.2	Valuation of Assets. If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Companies Law, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

43	CONTINUATION

43.1	The Company may, subject to the provisions of the Companies Law and with the approval of a Special Resolution, transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and be de-registered in the Cayman Islands.
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44	AMENDMENT OF THE MEMORANDUM AND ARTICLES

44.1	Subject to the Companies Law and the rights attaching to any class or series of Shares, the Company may by Special Resolution change its name or alter or amend these Articles and/or the Memorandum in whole or in part.

45	merger and consolidation

45.1	The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Law), upon such terms as the Directors may determine.

46	information

46.1	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors would not be in the interests of the Members to communicate to the public.

46.2	The Directors shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the register of members and transfer books of the Company.
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Date: 5 June 2017

SUBSCRIBER	NUMBER OF SHARES TAKEN

Harneys Services (Cayman) Limited Post Office Box 10240 Grand Cayman KY1-1002 Cayman Islands	1 Common Share

/s/ Daisy Haye

Daisy Haye

Acting as duly authorised signatory

For and on behalf of

Harneys Services (Cayman) Limited

/s/ Kirstie Johnson

Kirstie Johnson

Witness to the above signature

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SCHEDULE “G”

NEW MFC INCENTIVE PLAN

MFC 2017 LTD. EQUITY INCENTIVE PLAN

MFC 2017 LTD.

2017 Equity Incentive Plan

ARTICLE 1
ESTABLISHMENT, PURPOSE, EFFECTIVE DATE AND EXPIRATION DATE

1.1       Establishment. MFC 2017 Ltd., a company organized under the laws of the Cayman Islands (the “Company”), has established this 2017 Equity Incentive Plan (the “Plan”), which permits the grant of Options, Restricted Stock Rights, Restricted Stock, Performance Shares, Performance Share Units and Stock Appreciation Rights.

1.2       Purpose. The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging Employees, Officers, Consultants and non-Employee Directors to focus on critical long-range objectives, (b) encouraging the attraction and retention of qualified Employees, Officers, Consultants and non-Employee Directors and (c) linking such person directly to shareholder interests through increased stock ownership. The Plan is further intended to provide flexibility to the Company in its ability to attract, retain and motivate individuals upon whose judgment, interest and special effort the successful conduct of the Company’s operation is largely dependent.

1.3       Effective Date. The Plan is effective as of July •, 2017 (the “Effective Date”).

1.4       Expiration Date. The Plan will expire on, and no Award may be granted under the Plan after, the tenth (10th) anniversary of the Effective Date unless holders of the Shares vote to approve an extension of the Plan prior to such expiration date. Any Awards outstanding on the tenth (10th) anniversary of the Effective Date (or such later expiration date as approved by the Company’s shareholders) shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 2
DEFINITIONS

2.1       Definitions. When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase will generally be given the meaning ascribed to it in this Section 2.1 unless a clearly different meaning is required by the context. The following words and phrases will have the following meanings:

(a)	“Affiliate” means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

(b)	“Annual Meeting” means the regular annual general meeting of the Company’s shareholders.
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(c)	“Award” means any right granted under the Plan, including an Option, Restricted Stock Right, Restricted Stock, Performance Share, Performance Share Unit or Stock Appreciation Right granted pursuant to the Plan.

(d)	“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

(e)	“Board” means the Board of Directors of the Company, as constituted from time to time.

(f)	“Cause” means a determination by the Committee that a Participant (i) has been convicted of, or entered a plea of nolo contendere to, a crime that constitutes a felony (or equivalent) under federal, state or provincial law, (ii) has engaged in willful gross misconduct in the performance of a Participant’s duties to the Company or an Affiliate, (iii) has committed a material breach of any written agreement with the Company or any Affiliate with respect to confidentiality, noncompetition, non-solicitation or similar restrictive covenant, or (iv) has engaged in any other conduct which would constitute “cause” under any applicable laws, provided that, in the event that a Participant is a party to an employment agreement with the Company or any Affiliate that defines a termination on account of “Cause” (or a term having similar meaning), such definition shall apply as the definition of a termination on account of “Cause” for such Participant for the purposes hereof.

(g)	“Change in Control” has the meaning set forth in Section 11.1 hereof.

(h)	“Code” means the Internal Revenue Code of 1986, as amended. All references to the Code shall be interpreted to include a reference to any applicable regulations, rulings or other official guidance promulgated pursuant to such section of the Code.

(i)	“Committee” means the Company’s Compensation Committee or any such committee as may be designated by the Board to administer the Plan, provided that at all times the membership of such committee shall not be less than two (2) members of the Board and each Committee member must be: (i) a “non-employee director” (as defined in Rule 16b-3 under the Exchange Act) if required to meet the conditions of exemption for the Awards under the Plan from Section 16(b) of the Exchange Act; (ii) an “outside director” as defined in Section 162(m) of the Code and the regulations issued thereunder, to the extent such section is applicable to the Company; and (iii) an “independent director” as defined by the New York Stock Exchange (or any successor or replacement thereof) so long as the Company’s Shares are quoted or listed thereon.

(j)	“Company” means MFC Bancorp Ltd., or any successor thereof, as provided in Section 18.10.
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(k)	“Constructive Termination” means the Termination of Employment by a Participant within sixty (60) days following the occurrence of any one or more of the following events without the Participant’s written consent: (i) any one or more of a reduction in position, title (for Vice Presidents or above), overall responsibilities, level of authority, level of reporting (for Vice Presidents or above), base compensation, annual incentive compensation opportunity, aggregate employee benefits, or (ii) a requirement that the Participant’s location of employment be relocated by more than one hundred (100) kilometers: provided that, in the event that a Participant is a party to an employment agreement with the Company or any Affiliate (or a successor entity) that defines a termination on account of “Constructive Termination”, “Good Reason” or “Breach of Agreement” (or a term having a similar meaning), such definition shall apply as the definition of “Constructive Termination” for purposes of this Plan in respect of such Participant only. A Constructive Termination shall be communicated by written notice to the Committee, and shall be deemed to occur on the date such notice is delivered to the Committee, unless the circumstances giving rise to the Constructive Termination are cured within five (5) business days of such notice.

(l)	“Consultant” means a consultant or adviser who provides services to the Company or an Affiliate as an independent contractor and not as an Employee; provided however that a Consultant may become a Participant pursuant to this Plan only if he or she (i) is a natural person and (ii) provides bona fide services to the Company or an Affiliate.

(m)	“Covered Employee” means, if applicable to the Company, an Employee who is, or could be, a “covered employee” as defined by Section 162(m) of the Code, as interpreted by Internal Revenue Service Notice 2007-49.

(n)	“Director” means a member of the Board.

(o)	“Disability” means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, for purposes of determining the term of an Incentive Stock Option pursuant to Section 6.2(c)(iii) hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option pursuant to Section 6.2(c)(iii) hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

(p)	“Effective Date” has the meaning set forth in Section 1.3 hereof.

(q)	“Employee” means any person, including an Officer or Director, employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Stock Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere
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service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.

(r)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(s)	“Fair Market Value” means the market price of one Share, determined by the Committee as follows:

(i)	If the Share was traded on the New York Stock Exchange, then the Fair Market Value shall be equal to the closing price reported for such date by the New York Stock Exchange;

(ii)	If the Share was traded on a United States or Canadian stock exchange, but was not traded on the New York Stock Exchange, on the date in question, then the Fair Market Value shall be equal to the closing price reported for such date by the applicable composite-transactions report;

(iii)	If the Share was traded over-the-counter on the date in question, then the Fair Market Value shall be equal to the last transaction price quoted for such date by the OTC Bulletin Board or, if not so quoted, shall be equal to the mean between the last reported representative bid and asked prices quoted for such date by the principal automated inter-dealer quotation system on which the Share is quoted or, if the Share is not quoted on any such system, by the “Pink Sheets” published by the National Quotation Bureau, Inc.; or

(iv)	If none of the foregoing provisions is applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

In all cases, the determination of Fair Market Value by the Committee shall be conclusive and binding on all persons.

(t)	“Grant Date” means the date the Committee approves the Award or a date in the future on which the Committee determines the Award will become effective.

(u)	“Incentive Stock Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(v)	“Non-Qualified Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(w)	“Officer” means a person who is an officer of the Company within the meaning of Section16 of the Exchange Act and the rules and regulations promulgated thereunder.

(x)	“Option” means an Incentive Stock Option or a Non-Qualified Stock Option.
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(y)	“Optionee” means an individual or estate which holds an Option or SAR.

(z)	“Participant” means an individual who, as an Employee, Officer or non-Employee Director of, or Consultant to, the Company or any Affiliate, has been granted an Award under the Plan.

(aa)	“Performance-Based Award” means an Award granted to select Covered Employees pursuant to Articles 7, 8 and 9 that is subject to the terms and conditions set forth in Article 10. All Performance-Based Awards are intended to qualify as “performance-based compensation” exempt from the deduction limitations imposed by Section 162(m) of the Code, if applicable.

(bb)	“Performance Criteria” means the criteria, or any combination of criteria, that the Committee selects for the purposes of establishing the Performance Goal or Performance Goals for a Participant during a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: (a) net earnings or net income (before or after taxes); (b) basic or diluted earnings per share (before or after taxes); (c) net revenue or net revenue growth; (d) gross revenue; (e) gross profit or gross profit growth; (f) net operating profit (before or after taxes); (g) return on assets, capital, invested capital, equity, or sales; (h) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (i) earnings before or after taxes, interest, depreciation and/or amortization; (j) gross or operating margins; (k) improvements in capital structure; (l) budget and expense management; (m) productivity ratios; (n) economic value added or other value added measurements; (o) share price (including, but not limited to, growth measures and total shareholder return); (p) expense targets; (q) operating efficiency; (r) cost containment or reduction; (s) working capital targets; (t) enterprise or book value; (u) safety record; (v) completion of acquisitions or business expansion; (w) project milestones; (x) strategic plan development; and (y) implementation and achievement of synergy targets.

(cc)	“Performance Goals” means the goal or goals established in writing by the Committee for a Performance Period based on the Performance Criteria. Depending on the Performance Criteria used to establish Performance Goals, the Performance Goals may be expressed in terms of overall Company performance, or the performance of a division, Affiliate, or an individual. The Performance Goals may be stated in terms of absolute levels or relative to another company or companies or to an index or indices.

(dd)	“Performance Period” means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance-Based Award.

(ee)	“Performance Share” means a right granted to a Participant to receive a payment in the form of Shares, the payment of which is contingent upon achieving certain Performance Goals established by the Committee.
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(ff)	“Performance Share Unit” means a right granted to a Participant to receive a payment in the form of Shares, cash, or a combination thereof, the payment of which is contingent upon achieving certain Performance Goals established by the Committee.

(gg)	“Plan” means this MFC Bancorp Ltd. 2017 Equity Incentive Plan.

(hh)	“Restricted Period” means the period during which Restricted Stock, Restricted Stock Rights, Performance Shares, or Performance Share Units are subject to restrictions pursuant to the provisions of the Plan or an Award Agreement.

(ii)	“Restricted Stock” means Shares granted to a Participant pursuant to Article 7 that is subject to certain restrictions and to the risk of forfeiture.

(jj)	“Restricted Stock Agreement” means the agreement between the Company and the recipient of Restricted Stock which contains the terms, conditions and restrictions pertaining to such Restricted Stock.

(kk)	“Restricted Stock Award” means an award of Restricted Stock.

(ll)	“Restricted Stock Right” means the right granted to a Participant pursuant to Article 7 to receive cash or Stock in the future, the payment of which is subject to certain restrictions and to the risk of forfeiture.

(mm)	“Securities Act” means the United States Securities Act of 1933, as amended.

(nn)	“Separation from Service” means either: (i) the termination of a Participant’s employment with the Company and all Affiliates due to death, retirement or other reasons; or (ii) a permanent reduction in the level of bona fide services the Participant provides to the Company and all Affiliates to an amount that is 20% or less of the average level of bona fide services the Participant provided to the Company and all Affiliates in the immediately preceding 36 months, with the level of bona fide service calculated in accordance with Treasury Regulation Section 1.409A-1(h)(1)(ii).

Solely for purposes of determining whether a Participant has a “Separation from Service”, a Participant’s employment relationship is treated as continuing while the Participant is on sick leave, or other bona fide leave of absence (if the period of such leave does not exceed six months, or if longer, so long as the Participant’s right to reemployment with the Company or an Affiliate is provided either by statute or contract).

If the Participant’s period of leave exceeds six months and the Participant’s right to reemployment is not provided either by statute or by contract, the employment relationship is deemed to terminate on the first day immediately following the expiration of such six-month period. Whether a Termination of Employment has occurred will be determined based on all of the facts and circumstances and in accordance with regulations issued by the United States Treasury Department pursuant to Section 409A of the Code.

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In the case of a non-Employee Director, Separation from Service means that such Director has ceased to be a member of the Board.

(oo)	“Shares” means the common shares of US$0.001 par value each in the capital of the Company and such other securities or property as may become the subject of Awards under the Plan, or may become subject to such Awards, pursuant to an adjustment made under Section 5.3 hereof.

(pp)	“Stock Appreciation Right” or “SAR” means the right to receive a payment equal to the excess of the Fair Market Value of one Share on the date of exercise of the SAR over the grant price of the SAR as determined pursuant to Article 9 and the applicable Award Agreement.

(qq)	“Termination of Employment” means: (i) in the context of an Award that is subject to the requirements of Section 409A of the Code, a “Separation from Service”; and (ii) in the case of any other Award, “Termination of Employment” will be given its natural meaning.

(rr)	“Triggering Event” means (i) the Termination of Employment of a Participant by the Company or an Affiliate (or any successor thereof) other than on account of death, Disability or Cause, (ii) the occurrence of a Constructive Termination or (iii) any failure by the Company (or a successor entity) to assume, replace, convert or otherwise continue any Award in connection with a Change in Control (or another corporate transaction or other change effecting the Shares) on the same terms and conditions as applied immediately prior to such transaction, except for equitable adjustments to reflect changes in Shares pursuant to Section 5.3 of this Plan.

2.2       Gender and Number. Except when otherwise indicated by the context, words in the masculine gender when used in this Plan document will include the feminine gender, the singular includes the plural, and the plural includes the singular.

ARTICLE 3
ELIGIBILITY AND PARTICIPATION

3.1       General Eligibility. Awards may be made only to those Participants who, on the Grant Date of the Award, are (i) Employees, Officers or non-Employee Directors of the Company or one of its Affiliates on the Grant Date of the Award or (ii) Consultants who render or have rendered bona fide services (other than services in connection with the offering or sale of securities of the Company or one of its Affiliates in a capital-raising transaction or as a market maker or promoter of securities of the Company or one of its Affiliates) to the Company or one of its Affiliates and who are elected to participate in the Plan by the Committee; provided, however, that a person who is otherwise an Eligible Person under clause (ii) above may participate in this Plan only if such participation would not adversely affect either the Company’s eligibility to use Form S-8 to register under the Securities Act the offering and sale of Shares issuable under this Plan by the Company or the Company’s compliance with any other applicable

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laws. A Participant may, if otherwise eligible, be granted additional awards if the Committee shall so determine.

3.2       Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals, those to whom Awards will be granted and will determine the nature and amount of each Award.

ARTICLE 4
ADMINISTRATION

4.1       Administration by the Committee. The Committee shall be responsible for the administration of the Plan. The Committee, by majority action thereof, is authorized to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company, and to make all other determinations necessary for the administration of the Plan, but only to the extent not contrary to the express provisions of the Plan. Determinations, interpretations, or other actions made or taken by the Committee in good faith pursuant to the provisions of the Plan shall be final, binding and conclusive for all purposes of the Plan.

4.2       Authority of the Committee. The Committee shall have the authority, in its sole discretion, to determine the Participants who: (i) are entitled to receive Awards under the Plan; (ii) the types of Awards; (iii) the times when Awards shall be granted; (iv) the number of Awards; (v) the purchase price or exercise price, if any; (vi) the period(s) during which such Awards shall be exercisable (whether in whole or in part); (vii) the restrictions applicable to Awards; (viii) the form of each Award Agreement, which need not be the same for each Participant; (ix) the other terms and provisions of any Award (which need not be identical); and (x) the schedule for lapse of forfeiture restrictions or restrictions in exercisability of an Award and accelerations or waivers thereof, based in each case on such considerations as the Committee in its sole discretion determines. The Committee shall have the authority to modify existing Awards, subject to Article 15 of this Plan. Notwithstanding the foregoing, the Committee will not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards other than as provided in an Award Agreement or to reprice any previously granted Option.

4.3       Award Agreement. Each Award shall be evidenced by an Award Agreement that shall specify the type of Award granted and such other provisions and restrictions applicable to such Award as the Committee, in its discretion, shall determine.

4.4       Decisions Binding. The Committee shall have the authority to interpret the Plan and, subject to the provisions of the Plan, any Award Agreement, and all decisions and determinations by the Committee with respect to the Plan are final, binding and conclusive on all parties. No member of the Committee shall be liable for any act, omission, interpretation, construction or determination made in good faith with respect to the Plan or any Award granted under the Plan and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorney’s fees)

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arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

4.5       Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Committee may obtain and may rely upon the advice of experts, including Employees and professional advisors to the Company. No Director, Officer or agent of the Corporation or any of its Affiliates shall be liable for any such action or determination taken or made or omitted in good faith.

4.6       Delegation. The Committee may delegate ministerial, non-discretionary functions to individuals who are Officers or Employees of the Company or any of its Affiliates or to third parties.

ARTICLE 5
SHARES SUBJECT TO THE PLAN

5.1       Number of Shares. Subject to adjustment provided in Section 5.3, the total number of Shares subject to all Awards under the Plan shall be five hundred and seventy-five thousand four hundred and three (575,403). Notwithstanding the above, the maximum number of Shares that may be issued as Incentive Stock Options under the Plan shall be four hundred thousand (400,000). The Shares to be delivered under the Plan may consist, in whole or in part, of authorized but unissued Shares or Shares purchased on the open market or treasury Shares not reserved for any other purpose.

5.2       Availability of Shares for Grant. Subject to the express provisions of the Plan, if any Award granted under the Plan terminates, expires, lapses for any reason, or is paid in cash, any Shares subject to or surrendered for such Award will again be Shares available for the grant of an Award. The exercise of a stock-settled SAR or broker-assisted “cashless” exercise of an Option (or a portion thereof) will reduce the number of Shares available for issuance pursuant to Section 5.1 by the entire number of Shares subject to that SAR or Option (or applicable portion thereof), even though a smaller number of Shares will be issued upon such an exercise. Also, Shares tendered to pay the exercise price of an Option or tendered or withheld to satisfy a tax withholding obligation arising in connection with an Award will not become available for grant or sale under the Plan.

5.3       Adjustment in Capitalization. In the event of any change in the outstanding Shares by reason of a stock dividend (other than in the ordinary course) or split, recapitalization, merger, consolidation, combination, reorganization, exchange of shares, or other similar corporate change, the aggregate number of Shares available under the Plan and subject to each outstanding Award, and the stated exercise prices and the basis upon which the Awards are measured, shall be adjusted appropriately by the Committee, whose determination shall be conclusive; provided, however, that fractional Shares shall be rounded to the nearest whole Share. Moreover, in the event of such transaction or event, the Committee, in its sole discretion, may provide in substitution for any or all outstanding Awards under the Plan such alternative consideration (including cash) as it, in good faith, may determine to be equitable under the circumstances and may require in connection therewith the surrender of all Awards so replaced. Any adjustment to

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an Incentive Stock Option shall be made consistent with the requirements of Section 424 of the Code. Further, with respect to any Option or Stock Appreciation Right that otherwise satisfies the requirements of the stock rights exception to Section 409A of the Code, any adjustment pursuant to this Section 5.3 shall be made consistent with the requirements of the final regulations promulgated pursuant to Section 409A of the Code.

5.4       Limitations on Number of Shares Subject to Awards. Notwithstanding any provision in this Plan document to the contrary, and subject to any applicable adjustment upon the occurrence of any of the events indicated in Section 5.3:

(a)	Annual Limitations.

(i)	the maximum number of Shares subject to Options and Stock Appreciation Rights that may be granted to any one Participant, who is a Covered Employee, during any of the Company’s fiscal years shall be seventy thousand (70,000); and

(ii)	the maximum number of Shares that may be granted to any one Participant, who is a Covered Employee, during any of the Company’s fiscal years with respect to one or more Awards shall be seventy thousand (70,000) except that grants to a Participant in the fiscal year in which his or her service first commences shall not relate to more than eighty thousand (80,000) Shares.

(b)	Additional Limitations for non-employee Directors.

(i)	the aggregate fair value of Awards granted under all security-based compensation arrangements of the Company to any one (1) non-employee Director entitled to receive a benefit under the Plan, within any one (1) year period, cannot exceed US$100,000, valued on a Black-Scholes basis and as determined by the Committee; and

(ii)	the aggregate number of securities issuable to all non-employee Directors entitled to receive a benefit under the Plan, under all security-based compensation arrangements of the Company, cannot exceed one percent (1%) of the Company’s issued and outstanding Shares.

5.5       Reservation of Shares; No Fractional Shares; Minimum Issue. The Company shall at all times reserve a number of Shares sufficient to cover the Company’s obligations and contingent obligations to deliver Shares with respect to Awards then outstanding under the Plan (exclusive of any dividend equivalent obligations to the extent the Company has the right to settle such rights in cash). No fractional Shares shall be delivered under the Plan. The Committee may pay cash in lieu of any fractional Shares in settlements of Awards under the Plan. The Committee may from time to time impose a limit (of not greater than 100 Shares) on the minimum number of Shares that may be purchased or exercised as to Awards granted under the Plan unless (as to any particular Award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the Award.

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ARTICLE 6
STOCK OPTIONS

6.1       Grant of Options. Subject to the provisions of Article 5 and this Article 6, the Committee, at any time and from time to time, may grant Options to such Participants and in such amounts as it shall determine.

(a)	Exercise Price. No Option shall be granted at an exercise price that is less than the Fair Market Value of one Share on the Grant Date.

(b)	Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part provided that the term of any Option granted under the Plan shall not exceed ten (10) years. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c)	Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash, promissory note, Shares held for longer than six (6) months (through actual tender or by attestation), any net-issuance arrangement or other property acceptable to the Committee (including broker-assisted “cashless exercise” arrangements), and the methods by which Shares shall be delivered or deemed to be delivered to Participants.

(d)	Evidence of Grant. All Options shall be evidenced by a written Award Agreement. The Award Agreement shall reflect the Committee’s determinations regarding the exercise price, time and conditions of exercise, forms of payment for the Option and such additional provisions as may be specified by the Committee.

(e)	No Repricing of Options. The Committee shall not reprice any Options previously granted under the Plan.

6.2       Incentive Stock Options. Incentive Stock Options shall be granted only to Participants who are Employees and the terms of any Incentive Stock Options granted pursuant to the Plan must comply with the following additional provisions of this Section 6.2:

(a)	Exercise Price. Subject to Section 6.2(e), the exercise price per Share shall be set by the Committee, provided that the exercise price for any Incentive Stock Option may not be less than the Fair Market Value as of the date of the grant.

(b)	Exercise. In no event may any Incentive Stock Option be exercisable for more than ten (10) years from the date of its grant.
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(c)	Lapse of Option. An Incentive Stock Option shall lapse in the following circumstances:

(i)	The Incentive Stock Option shall lapse ten (10) years from the date it is granted, unless an earlier time is set in the Award Agreement.

(ii)	The Incentive Stock Option shall lapse ninety (90) days following the effective date of the Participant’s Termination of Employment for any reason other than the Participant’s death or Disability, unless otherwise provided in the Award Agreement.

(iii)	If the Participant has a Termination of Employment on account of Disability or death before the Option lapses pursuant to paragraph (i) or (ii) above, the Incentive Stock Option shall lapse, unless it is previously exercised, on the earlier of (a) the scheduled expiration date of the Option; or (b) six (6) months after the date of the Participant’s Termination of Employment on account of Disability or death. Upon the Participant’s Disability or death, any Incentive Stock Options exercisable at the Participant’s Disability or death may be exercised by the Participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant’s last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

(d)	Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time an Award is made) of all Shares with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed US$100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options. In reducing the number of options treated as Incentive Stock Options to meet the US$100,000 limit, the most recently granted Options shall be reduced first. To the extent a reduction of simultaneously granted Options is necessary to meet the US$100,000 limit, the Committee may, in the manner and to the extent permitted by law, designate which Shares are to be treated as Shares acquired pursuant to the exercise of an Incentive Stock Option.

(e)	Ten Percent Owners. An Incentive Stock Option shall not be granted to any individual who, at the Grant Date, owns (or is deemed to own under Section 424(d) of the Code) outstanding Shares possessing more than ten percent of the total combined voting power of all classes of stock of the Company unless such Option is granted at a price that is not less than 110% of Fair Market Value on the Grant Date and the Option is exercisable for no more than five (5) years from the Grant Date.

(f)	Right to Exercise. Except as provided in Section 6.2(c)(iii), during a Participant’s lifetime, an Incentive Stock Option may be exercised only by the Participant.
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ARTICLE 7
RESTRICTED STOCK RIGHTS AND RESTRICTED STOCK

7.1       Grant of Restricted Stock Rights and Restricted Stock. Subject to the provisions of Article 5 and this Article 7, the Committee, at any time and from time to time, may grant Restricted Stock Rights or Restricted Stock to such Participants and in such amounts as it shall determine.

7.2       Restricted Stock Rights

(a)	Voting Rights. During the Restricted Period, Participants holding the Restricted Stock Rights granted hereunder shall have no voting rights or rights to dividends with respect to the Shares subject to such Restricted Stock Rights prior to the issuance of such Shares pursuant to the Plan.

(b)	Form and Timing of Payment. Payment for any vested Restricted Stock Rights Award issued pursuant to this Article 7 shall be made in one lump sum payment of Shares, cash or a combination thereof, equal to the Fair Market Value (determined as of a specified date) of a specified number of Shares. As a general rule, the Shares payable under any Restricted Stock Award shall be made on or before March 15 of the calendar year following the calendar year in which the Restricted Stock Rights vest.

7.3       Grant of Restricted Stock.

(a)	Issuance and Restrictions. Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote, and dividends on, Restricted Stock). These restrictions may lapse separately or in combination at such times and pursuant to such circumstances, as the Committee determines at the time of the grant of the Award or thereafter.

(b)	Restricted Stock Agreement. Each grant of Restricted Stock under the Plan shall be evidenced by a Restricted Stock Agreement between the recipient and the Company. Such shares of Restricted Stock shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Agreements entered into under the Plan need not be identical.

(c)	Payment for Awards. Subject to the following sentence, Restricted Stock may be sold or awarded under the Plan for such consideration as the Committee may determine, including (without limitation) cash, cash equivalents, past services and future services. To the extent that an Award consists of newly issued shares of Restricted Stock, the Award recipient shall furnish consideration with a value not less than the par value (if any) of such Restricted Stock in the form of cash, cash equivalents, Shares or past services rendered to the Company (or an Affiliate), as the Committee may determine.
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(d)	Vesting. Each Award of Restricted Stock may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Agreement. A Restricted Stock Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability or retirement or other events. The Committee may determine, at the time of granting shares of Restricted Stock or thereafter, that all or part of such Restricted Stock shall become vested in the event of a Change in Control.

(e)	Voting and Dividend Rights. Subject to the terms and restrictions of any Restricted Stock Agreement, the holders of Restricted Stock awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other shareholders.

(f)	Restrictions on Transfer of Restricted Stock. Restricted Stock shall be subject to such rights of repurchase, rights of first refusal or other restrictions as the Committee may determine. Such restrictions shall be set forth in the applicable Restricted Stock Agreement and shall apply in addition to any general restrictions that may apply to all holders of Restricted Stock.

(g)	Forfeiture. Except as otherwise determined by the Committee at the time of the grant of the Restricted Stock Award in a Restricted Stock Agreement or thereafter, upon Termination of Employment or the failure to satisfy one or more Performance Criteria during the applicable Restriction Period, Restricted Stock that is at that time subject to restrictions shall be forfeited.

(h)	Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, the certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, in its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

ARTICLE 8
PERFORMANCE SHARES AND PERFORMANCE SHARE UNITS

8.1       Grant of Performance Shares or Performance Share Units. Subject to the provisions of Article 5 and this Article 8, Performance Shares or Performance Share Units may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of Performance Shares or Performance Share Units granted to each Participant.

8.2       Value of Performance Shares or Performance Share Units. Each Performance Share and each Performance Share Unit shall have a value determined by the Committee at the time of grant. The Committee shall set goals (including Performance Goals) for a particular period (including a Performance Period) in its discretion which, depending on the extent to which the goals are met, will determine the ultimate value of the Performance Share or Performance Share Units to the Participant.

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8.3       Form and Timing of Payment. Payment for vested Performance Shares shall be made in Shares. Payments for vested Performance Share Units shall be made in cash, Shares or a combination thereof as determined by the Committee. All payments for Performance Shares and Performance Share Units shall be made in a lump sum. As a general rule, payment for Performance Shares or Performance Share Units shall be made on or before March 15 of the calendar year following the calendar year in which the right to the payment of the Performance Shares or Performance Share Units arises.

ARTICLE 9
STOCK APPRECIATION RIGHTS

9.1       Grant of Stock Appreciation Rights. Subject to the provisions of Article 5 and this Article 9, Stock Appreciation Rights may be granted to Participants at any time and from time to time as shall be determined by the Committee. SARs may be granted in connection with the grant of an Option, in which case the exercise of SARs will result in the surrender of the right to purchase the Shares under the Option as to which the SARs were exercised. When SARs are granted in connection with the grant of an Incentive Stock Option, the SARs shall have such terms and conditions as shall be required by Section 422 of the Code. Alternatively, SARs may be granted independently of Options.

9.2       Exercisability of SARs. SARs granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for all Participants; provided, however, that no SAR shall be exercisable later than ten (10) years from the Grant Date.

9.3       Exercise of SARs. Upon exercise of the SAR or at a fixed date after all or part of the SAR becomes exercisable, the Participant shall be entitled to receive payment of an amount determined by multiplying (a) the difference, if any, of the Fair Market Value of a Share on the date of exercise over the price of the SAR fixed by the Committee at the Grant Date, which shall not be less than the Fair Market Value of a Share at the Grant Date, by (b) the number of Shares with respect to which the SAR is exercised.

9.4       Form and Timing of Payment. Payment for SARs shall be made in Shares and/or cash, as determined by the Committee, and shall be payable at the time specified in the Award Agreement for such SARs.

ARTICLE 10
PERFORMANCE-BASED AWARDS

10.1      Grant of Performance-Based Awards. Options granted to any Covered Employees pursuant to Article 6 and SARs granted to Covered Employees pursuant to Article 9 should, by their terms, qualify for the “performance-based compensation” exception to the deduction limitations of Section 162(m) of the Code. The Committee, in the exercise of its complete discretion, also may choose to qualify some or all of the Restricted Stock Rights or Restricted Stock Awards granted to Covered Employees pursuant to Article 7 and/or some or all of the

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Performance Shares or Performance Share Units granted to Covered Employees pursuant to Article 8 for the “performance-based compensation” exception to the deduction limitations of Section 162(m) of the Code. If the Committee, in its discretion, decides that a particular Award to a Covered Employee should qualify as “performance-based compensation,” the Committee will grant a Performance-Based Award to the Covered Employee and the provisions of this Article 10 shall supersede any contrary provision contained in Articles 7, 8 or 9. If the Committee concludes that a particular Award to a Covered Employee should not be qualified as “performance-based compensation,” the Committee may grant the Award without satisfying the requirements of Section 162(m) of the Code and the provisions of this Article 10 shall not apply.

10.2      Applicability. This Article 10 shall apply only to Awards to those Covered Employees (if any) selected by the Committee to receive Performance-Based Awards and only if, and to the extent that, the Company is subject to Section 162(m) of the Code. The designation of a Covered Employee as a Participant for any Performance Period shall not in any manner entitle the Participant to receive a Performance-Based Award for such Performance Period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant for any subsequent Performance Period.

10.3      Committee Discretion with Respect to Performance-Based Awards. With regard to a particular Performance Period, the Committee shall have full discretion to select the length of the Performance Period, the type of Performance-Based Awards to be issued, the kind and/or level of the Performance Goal or Goals and whether the Performance Goal or Goals apply to the Company, an Affiliate, or any division or business unit thereof or the Participant or any group of Participants.

10.4      Establishment of Performance Goals. The Performance Goals for any Performance-Based Award granted pursuant to this Article 10 shall be established by the Committee in writing not later than ninety (90) days after the commencement of the Performance Period for such Award; provided that (a) the outcome must be substantially uncertain at the time the Committee establishes the Performance Goals, and (b) in no event will the Committee establish the Performance Goals for any Performance-Based Award after twenty-five percent (25%) of the Performance Period for such Award has elapsed. For purposes of this Article 10, the applicable Performance Period may not be less than three (3) months or more than ten (10) years.

10.5      Performance Evaluation; Adjustment of Goals. At the time that a Performance-Based Award is first issued, the Committee, in the Award Agreement or in another written document, shall specify whether performance will be evaluated including or excluding the effect of any of the following events that occur during the Performance Period: (i) judgments entered or settlements reached in litigation; (ii) the write-down of assets; (iii) the impact of any reorganization or restructuring; (iv) the impact of changes in tax laws, accounting principles, regulatory actions or other laws affecting reported results; (v) extraordinary non-recurring items, as described under generally accepted accounting principles applicable to the Company and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (vi) the impact of any mergers, acquisitions, spin-offs or other divestitures; and (vii) foreign exchange gains and losses.

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The inclusion or exclusion of the foregoing items shall be expressed in a form that satisfies the requirements of Section 162(m) of the Code. The Committee, in its discretion, also may, within the time prescribed by Section 162(m) of the Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants: (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development; or (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

10.6      Adjustment of Performance-Based Awards. The Committee shall have the sole discretion to adjust the determinations of the degree of attainment of the pre-established Performance Goals. Notwithstanding any provision herein to the contrary, the Committee may not make any adjustment or take any other action with respect to any Performance-Based Award that will increase the amount payable under any such Award. The Committee shall retain the sole discretion to adjust Performance-Based Awards downward or to otherwise reduce the amount payable with respect to any Performance-Based Award.

10.7      Payment of Performance-Based Awards. Unless otherwise provided in the relevant Award Agreement, a Participant must be an Employee of the Company or an Affiliate on the day a Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such Performance Period are achieved.

10.8      Certification by Committee. Notwithstanding any provisions to the contrary, the payment of a Performance-Based Award shall not occur until the Committee certifies, in writing, that the pre-established Performance Goals and any other material terms and conditions precedent to such payment have been satisfied.

10.9      Maximum Award Payable. In accordance with Section 5.4, the maximum Performance-Based Award payable to any one participant for a Performance Period shall not exceed the limitation set forth in such section.

ARTICLE 11
CHANGE IN CONTROL

11.1      Definition of Change in Control. With respect to a particular Award granted under the Plan, a “Change in Control” shall be deemed to have occurred as of the first day, after the date of grant of the particular Award, that any one or more of the following conditions shall have been satisfied:

(a)	The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a “Person”)) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (1) the then-outstanding Shares of the Company (the “Outstanding Company
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Common Shares”) or (2) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of Directors (the “Outstanding Company Voting Securities”); provided, however, that, for purposes of this definition, the following acquisitions shall not constitute a Change in Control; (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate or a successor, or (iv) any acquisition by any entity pursuant to a transaction that complies with subsections (c)(1), (2) and (3) of this Section 11.1;

(b)	Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a Director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds of the Directors then comprising the Incumbent Board (including for these purposes, the new members whose election or nomination was so approved, without counting the member and his predecessor twice) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(c)	Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its Affiliates, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its Affiliates (each, a “Business Combination”), in each case unless, following such Business Combination, (1) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Shares and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets directly or through one or more subsidiaries (a “Resulting Parent”)) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Shares and the Outstanding Company Voting Securities, as the case may be, (2) no person (excluding any entity resulting from such Business Combination or a Resulting Parent or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination or Resulting Parent) beneficially owns, directly or indirectly, thirty percent (35%) or more of, respectively, the then-outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, except to the extent that the ownership in excess of 35% existed prior to the
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Business Combination, and (3) at least a majority of the members of the board of directors or trustees of the entity resulting from such Business Combination or a Resulting Parent were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(d)	Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company other than in the context of a transaction that does not constitute a Change in Control under clause (c) above.

11.2    Effect of Change in Control. Other than as otherwise expressly provided in an Award Agreement (in which case the terms of such Award Agreement will govern), notwithstanding any other term or provision of this Plan, if a Triggering Event shall occur within the 12-month period following a Change in Control, then, effective immediately prior to such Triggering Event, (i) each outstanding Option and Stock Appreciation Right, to the extent that it shall not otherwise have become vested and exercisable, shall automatically become fully and immediately vested and exercisable, without regard to any otherwise applicable vesting requirement, (ii) each share of Restricted Stock or Restricted Stock Right shall become fully and immediately vested and all forfeiture and transfer restrictions thereon shall lapse, and (iii) each outstanding Performance Share or Performance Share Unit shall become immediately payable.

11.3    Board Discretion. Except as otherwise provided in an Award Agreement, in this Plan or a Participant’s employment or other agreement with the Company or an Affiliate, the Board has the sole and absolute discretion to fully or partially vest and make exercisable any outstanding Award upon the closing of a transaction that results in a Change in Control. In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least ten (10) days’ advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or Shares, or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other shareholders of the Company in the event. In the case of any Option or Stock Appreciation Right with an exercise price that equals or exceeds the price paid for a Share in connection with the Change in Control, the Committee may cancel the Option or Stock Appreciation Right without the payment of consideration therefor.

ARTICLE 12
NON-TRANSFERABILITY

12.1    General. Unless otherwise determined by the Committee, including as set forth in an Award Agreement, no Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, until the termination of any Restricted Period or Performance Period as determined by the Committee.

12.2    Beneficiary Designation. Notwithstanding Section 12.1, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights

G-19

pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is provided to the Committee.

12.3     Share Certificates. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares pursuant to the exercise of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange or quotation system on which the Shares are listed, quoted or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, provincial or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements.

ARTICLE 13
FORFEITURE

13.1     Forfeiture Events. The Committee will specify in an Award Agreement at the time of the Award that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, Termination of Employment for Cause, violation of material Company policies, fraud, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant or other conduct by the Participant that is detrimental to the business or reputation of the Company.

13.2     Clawback. Notwithstanding any other provisions in the Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

13.3     Termination Events. Unless otherwise provided by the Committee and set forth in an Award Agreement, if a Participant’s employment with the Company or any Affiliate shall be terminated for Cause, the Committee may, in its sole discretion, immediately terminate such Participant’s right to any further payments, vesting or exercisability with respect to any Award in

G-20

its entirety. The Committee shall have the power to determine whether the Participant has been terminated for Cause and the date upon which such termination for Cause occurs. Any such determination shall be final, conclusive and binding upon the Participant. In addition, if the Company shall reasonably determine that a Participant has committed or may have committed any act which could constitute the basis for a termination of such Participant’s employment for Cause, the Committee may suspend the Participant’s rights to exercise any option, receive any payment or vest in any right with respect to any Award pending a determination by the Committee of whether an act has been committed which could constitute the basis for the Termination of Employment for “Cause” as provided in this Section 13.3.

ARTICLE 14
SUBSTITUTION OF AWARDS

14.1     Substitution of Awards. Any Award may be granted under this Plan in substitution for Awards held by any individual who is an employee of another corporation who is about to become an Employee as the result of a merger, consolidation or reorganization of the corporation with the Company, or the acquisition by the Company of the assets of the corporation, or the acquisition by the Company of stock of the corporation as the result of which such corporation becomes an Affiliate or a subsidiary of the Company. The terms and conditions of the Awards so granted may vary from the terms and conditions set forth in this Plan to such extent as the Committee at the time of granting the Award may deem appropriate to conform, in whole or in part, to the provisions of the Award in substitution for which they are granted. However, in the event that the Award for which a substitute Award is being granted is an Incentive Stock Option, no variation shall adversely affect the status of any substitute Award as an Incentive Stock Option under the Code. In addition, in the event that the award for which a substitute Award is being granted is a Non-Qualified Stock Option or a Stock Appreciation Right that otherwise satisfies the requirements of the “stock rights exception” to Section 409A of the Code, no variation shall adversely affect the status of any substitute Award under the stock rights exception to Section 409A of the Code.

ARTICLE 15
AMENDMENT, MODIFICATION, AND TERMINATION

15.1     Amendment, Modification and Termination. The Board may at any time, and from time to time, terminate, amend or modify the Plan, in whole or in part; provided however, that any such action of the Board shall be subject to approval of the shareholders to the extent required by law, regulation, any stock exchange rule for any exchange on which Shares are listed or Section 15.2 hereof. Notwithstanding the above, to the extent permitted by law, the Board may delegate to the Committee the authority to approve non-substantive amendments to the Plan. No amendment, modification, or termination of the Plan or any Award under the Plan shall in any manner materially adversely affect any Award theretofore granted under the Plan without the consent of the holder thereof (unless such change is required in order to cause the benefits under the Plan to qualify as performance-based compensation within the meaning of Section 162(m) of the Code and applicable interpretive authority thereunder).

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15.2     Shareholder Approval Requirements. Except as provided in Section 5.3, neither the Board nor the Committee may, without the approval of the shareholders,

(a)	reduce the purchase price or exercise price of any outstanding Award, including any Option or SAR (or the cancellation and re-grant of an Award resulting in a lower exercise price or purchase price);

(b)	extend the expiry date of any outstanding Option or SAR except as permitted under Section 6.1(b) and Section 9.2, as applicable;

(c)	amend the Plan to remove or to exceed the participation limits described in Section 5.4, including but not limited to those applicable to non-Employee Directors;

(d)	increase the number of Shares available under the Plan (other than any adjustment as provided in Section 5.3);

(e)	grant Options with an exercise price that is below Fair Market Value on the Grant Date;

(f)	cancel any Option or SAR in exchange for cash or any other Award or in exchange for any Option or SAR with an exercise price that is less than the exercise price of the original Option or SAR; or

(g)	amend this Article 15 other than amendments of a clerical nature.

ARTICLE 16
TAX WITHHOLDING

16.1     Tax Withholding. The Company shall have the power to withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, provincial and local withholding tax requirements on any Award under the Plan. To the extent that alternative methods of withholding are available under applicable tax laws, the Company shall have the power to choose among such methods.

16.2     Form of Payment. To the extent permissible under applicable tax, securities, and other laws, the Company may, in its sole discretion, permit the Participant to satisfy a tax withholding requirement by (a) using already owned Shares that have been held by the Participant for at least six (6) months; (b) a broker-assisted “cashless” transaction; (c) directing the Company to apply Shares to which the Participant is entitled pursuant to the Award to satisfy the required minimum statutory withholding amount; or (d) a personal check or other cash equivalent acceptable to the Company.

ARTICLE 17
INDEMNIFICATION

17.1     Indemnification. Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss,

G-22

cost, liability, or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof, with the Company’s approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person may be entitled under the Company’s articles of incorporation, bylaws, resolution or agreement, as a matter of law, or otherwise, or any power that the Company may have to indemnify him or hold him harmless.

ARTICLE 18
GENERAL PROVISIONS

18.1     No Right to Continued Employment/No Additional Rights/Participants. Nothing in the Plan, in the grant of any Award or in any Award Agreement shall confer upon any Participant any right to continue employment or a contractual relationship with the Company or any of its Affiliates, or interfere in any way with the right of the Company or any of its Affiliates to terminate the Participant’s employment or other service relationship for any reason at any time. The grant of an Award under the Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in the Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the Award Agreement.

18.2     No Rights to Awards. No Participant, Employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, Employees, and other persons uniformly.

18.3    Funding. The Company shall not be required to segregate any of its assets to ensure the payment of any Award under the Plan. Neither the Participant nor any other persons shall have any interest in any fund or in any specific asset or assets of the Company or any other entity by reason of any Award, except to the extent expressly provided hereunder. The interests of each Participant and former Participant hereunder are unsecured and shall be subject to the general creditors of the Company. The Plan is not intended to be subject to the Employee Retirement Security Act of 1974, as amended.

18.4     Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, including without limitation Canadian securities laws and United States federal and state securities laws, and to such approvals by any governmental agencies or national securities exchanges as may be required. The Committee may impose such restrictions and/or conditions on any Shares as it may deem advisable, including without limitation restrictions under the Securities Act, under the requirements of any exchange upon which such Shares are then listed, under any blue sky or other securities laws applicable to such Shares. The Company shall be under no obligation to register pursuant to the Securities Act or applicable Canadian securities laws any of the Shares

G-23

paid pursuant to the Plan. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or applicable Canadian securities laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption. With respect to any Participant who is, on the relevant date, obligated to file reports pursuant to Section 16 of the Exchange Act, transactions pursuant to this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors pursuant to the Exchange Act. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on the exercise of any Award as may be required to satisfy the requirements of Rule 16b-3 or its successors pursuant to the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be void to the extent permitted by law and voidable as deemed advisable by the Committee.

18.5     Governing Law. The Plan and all agreements into which the Company and any Participant enter pursuant to the Plan shall be construed in accordance with and governed by the laws of the Cayman Islands.

18.6     No Shareholders Rights. No Award gives the Participant any of the rights of a shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

18.7     Adoption of Other Plans. The adoption of the Plan shall not preclude the Company from establishing any other forms of share incentive or other compensation or benefit program for Employees, Officers, non-Employee Directors and Consultants of the Company or any Affiliate.

18.8     No Corporate Action Restriction. The existence of the Plan, the Award Agreements and the Awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Company to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any Affiliate, (b) any merger, amalgamation, consolidation or change in the ownership of the Company or any Affiliate, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Company or any Affiliate, (d) any dissolution or liquidation of the Company or any Affiliate, (e) any sale or transfer of all or any part of the assets or business of the Company or any Affiliate, or (f) any other corporate act or proceeding by the Company or any Affiliate. No Participant, beneficiary or any other person shall have any claim under any Award or Award Agreement against any member of the Board or the Committee, or the Company or any Employees, Officers or agents of the Company or any Affiliate, as a result of any such action.

18.9     Titles and Headings. The titles and headings of the Articles in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

18.10    Successors and Assigns. The Plan shall be binding upon and inure to the benefit of the successors and permitted assigns of the Company, including without limitation, whether by way of merger, consolidation, operation of law, assignment, purchase, or other acquisition of

G-24

substantially all of the assets or business of the Company, and any and all such successors and assigns shall absolutely and unconditionally assume all of the Company’s obligations under the Plan.

18.11    Severability. If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

18.12    Survival of Provisions. The rights, remedies, agreements, obligations and covenants contained in or made pursuant to this Plan, any agreement and any notices or agreements made in connection with this Plan shall survive the execution and delivery of such notices and agreements and the delivery and receipt of such Shares if required by Section 12.3, shall remain in full force and effect.

ARTICLE 19
EXECUTION

19.1     To record the adoption of the Plan by the Board on July ●, 2017, the Company has caused its authorized officer and/or director to execute the same.

MFC 2017 LTD.

By:
Name:
Title:
G-25

IMPORTANT SPECIAL MEETING INFORMATION

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 10 a.m. Pacific Daylight Time on July 6, 2017.

Vote by Internet

•	Go to www.envisionreports.com/MFCB
•	Or scan the QR code with your smartphone
•	Follow the steps outlined on the secure website

Vote by telephone

•	Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
•	Follow the instructions provided by the recorded message

Special Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposal
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC BANCORP LTD. (THE “COMPANY”) FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 10, 2017 AT 10:00 AM (THE “MEETING”).

	For	Against	Abstain
1. To pass a resolution, with or without variation, approving an arrangement under the Business Corporations Act (British Columbia), as more particularly described in the Management Information Circular.	☐	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

1 U P X

02MP6B

NOTES:

1.	This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or postponements thereof.

2.	A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, or any adjournment or postponement thereof, other than the persons specified on the reverse side. If you desire to designate as proxyholder a person other than Samuel Morrow or Rene Randall, you should strike out their names and insert on the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy.

3.	A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it was mailed to shareholders. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.

4.	A proxy, to be effective, must be deposited with Computershare by 10:00 a.m. (Pacific Daylight time) on July 6, 2017 (or a day other than Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment or adjournments thereof).

5.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

6.	The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made in respect of any matter, this proxy will be voted as recommended by management.

7.	This proxy should be read in conjunction with the accompanying documentation provided by management.

Important notice regarding the Internet availability of proxy materials for the Special Meeting of shareholders. The Management Information Circular and Proxy Statement are available at: www.envisionreports.com/MFCB

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — MFC BANCORP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC BANCORP LTD. (THE “COMPANY”) FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 10, 2017 (THE “MEETING”).

The undersigned, registered shareholder of the Company, hereby appoints Samuel Morrow or failing him, Rene Randall, or instead of him, ____________________________, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment or postponement thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment or postponement thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated in section A of this proxy.

B	Non-Voting Items

Change of Address — Please print new address below.	Comments — Please print your comments below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC BANCORP LTD.

Suite 1860 – 400 Burrard Street

Vancouver, British Columbia

V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on June 9, 2017.

3.	News Release:

On June 9, 2017, MFC Bancorp Ltd. (“MFC” or the “Company”) issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

The Company announced that the Supreme Court of British Columbia (the “Court”) has issued an interim order authorizing, among other things, a special meeting (the “Meeting”) of its shareholders to seek approval for a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (the “Act”), pursuant to which, among other things, all of the issued and outstanding common shares of the Company (the “MFC Shares”) will be exchanged for common shares of US$0.001 par value each (the “New MFC Shares”) in the capital stock of MFC 2017 Ltd., a new wholly-owned subsidiary of the Company organized under the laws of the Cayman Islands (“New MFC”).

5.	Full Description of Material Change:

The Company announced that the Court has issued an interim order authorizing, among other things, the Meeting of shareholders to seek approval for the Arrangement under the Act, pursuant to which, among other things:

•	the MFC Shares will be consolidated on a 100 for 1 basis, with any resulting fractional shares being eliminated and the registered holders (i.e. shareholders who hold their shares in registered form and not beneficially through a broker or other intermediary) of the same being paid therefor in cash based upon the weighted average price of the MFC Shares over the ten trading days immediately prior to the Arrangement becoming effective and, thereafter, such MFC Shares will be split on a 1 for 20 basis;

•	the Company’s stated shareholders’ capital will be reduced by an amount equal to its retained deficit; and

•	each MFC Share outstanding after the completion of the above consolidation and split, will be exchanged for: (i) a New MFC Share; and (ii) US$0.0001 per share in cash.

The Meeting is currently scheduled to be held on July 10, 2017 at 10:00 a.m. (Vancouver time) at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, and the record date for determining registered shareholders entitled to receive notice of and attend and vote at the Meeting is May 17, 2017.

The Arrangement is being carried out pursuant to an amended and restated arrangement agreement (the “Arrangement Agreement”) dated June 7, 2017 among the Company, New MFC and MFC 2017 II Ltd., a wholly-owned subsidiary of New MFC, and is subject to customary conditions, including the receipt of requisite court approval and approval by at least 66 2/3% of the votes cast by shareholders present in person, or by proxy, and entitled to vote at the Meeting. If such conditions are satisfied, the Company currently anticipates that the Arrangement will be completed on or about July 14, 2017. If the Arrangement is approved by shareholders at the Meeting, the Company will attend a hearing before the Court, currently scheduled for July 12, 2017, to ask the Court to grant a final order in respect of the Arrangement.

Additional information respecting the Arrangement are set out in the Arrangement Agreement, which includes the plan of arrangement, and the Circular, which are available under the Company’s profile on SEDAR at www.sedar.com.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

Samuel Morrow
Chief Financial Officer
Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

June 14, 2017.

TO:	BRITISH COLUMBIA SECURITIES COMMISSION

ALBERTA SECURITIES COMMISSION

AUTORITÉ DES MARCHÉS FINANCIERS

RE: Special Meeting of the shareholders (the “Shareholders”) of MFC Bancorp Ltd. (the “Corporation”) to be held on July 10, 2017 (the “Meeting”)

In connection with the Corporation’s abridgment of the time period (the “Abridgment”) for (a) sending of the notification of meeting and record date for notice of the Meeting under section 2.2(1) of National Instrument 54-101 (the “Instrument”) and (b) the request for beneficial ownership information under section 2.5(1) of the Instrument respecting the Meeting, the undersigned, Samuel Morrow, the Chief Financial Officer of the Corporation, hereby certifies, for and on behalf of the Corporation and not in any personal capacity, and without assuming any liability whatsoever, after making due inquiry, that:

(a)	all arrangements have been made to have proxy-related materials in connection with the Meeting sent in compliance with the Instrument to all Shareholders at least 21 days before the date fixed for the Meeting;

(b)	the Corporation has arranged to carry out all of the requirements of the Instrument in addition to those described in item (a) above in connection with the Meeting; and

(c)	the Corporation is relying on section 2.20 of the Instrument in making the Abridgment.

DATED this 14th day of June, 2017.

MFC BANCORP LTD.

/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

By:	/s/ Michael J. Smith
Michael J. Smith
President and Chief Executive Officer

Date:	June 14, 2017